Exhibit 1

Brookfield
A Global Asset Management Company | 2010 Annual Report

INVESTMENT PRINCIPLES AND FINANCIAL HIGHLIGHTS

BUSINESS PHILOSOPHY

•	Build the business and all relationships based on integrity
•	Attract and retain high calibre individuals who will grow with us over the long term
•	Ensure our people think and act like owners in all their decisions
•	Treat our clients’ money like it is our own

INVESTMENT GUIDELINES

•	Invest as lead investor, where we possess competitive advantages and are in a position to actively manage our assets and create value through operational or other improvements
•	Acquire assets on a value basis to maximize long-term, risk-adjusted return on capital
•	Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital
•	Recognize that superior returns often require contrarian thinking

MEASUREMENT OF OUR CORPORATE SUCCESS

•	Measure success based on total return on capital over the long term
•	Encourage calculated risks, but compare returns with risk
•	Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation
•	Seek profitability rather than growth, because size does not necessarily add value

CONTENTS

Letter to Shareholders	4	Sustainable Development	156
MD&A of Financial Results	13	Corporate Governance	157
Internal Control Over Financial Reporting	92	Shareholder Information	158
Consolidated Financial Statements	96	Board of Directors and Officers	159
Cautionary Statement – Forward-Looking Statements	154

BROOKFIELD ASSET MANAGEMENT

$1.5	billion of cash flow from operations	$37.45	per share of intrinsic value

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009[3]	2008[3]
PER FULLY DILUTED COMMON SHARE
Cash flow from operations	$2.37	$2.43	$2.33
Intrinsic value[1]	37.45	34.20	31.72
Net tangible asset value[2]	30.96	28.45	26.56
Market trading price – NYSE	33.29	22.18	15.27
Net income	2.33	0.71	1.02
Dividends paid	0.52	0.52	1.45	[4]
TOTAL
Total assets under management	$121,558	$108,342	$89,753
Consolidated balance sheet assets	78,131	61,902	53,597
Intrinsic value[1]	22,261	20,154	18,599
Net tangible asset value[2]	18,261	16,654	15,499
Revenues	13,623	12,082	12,909
Operating income	4,511	4,515	4,616
Cash flow from operations	1,463	1,450	1,423
Net income	1,454	454	649
Diluted number of common shares outstanding	616	608	600

1.	Represents net tangible asset value (see note 2) plus the estimated value of the company’s asset management business
2.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not otherwise recognized under IFRS (see Management’s Discussion and Analysis of Financial Results)

3.	2009 and 2008 results are based on Canadian GAAP financial results
4.	Includes Brookfield Infrastructure special dividend of $0.94 and regular dividends of $0.51 per share

Our primary financial objective is to increase the intrinsic value of Brookfield on a per share basis, at a rate in excess of 12% when measured over the long term.

2010 ANNUAL REPORT    1

OWNER, OPERATOR AND MANAGER OF REAL ASSETS

OUR PLATFORMS

RENEWABLE POWER	PROPERTY	INFRASTRUCTURE
Hydroelectric Generation and Wind	Office, Retail, Residential, Development	Utilities, Transport and Energy, Timberlands
One of the largest independent producers of renewable hydro power in North America	Among the worlds largest property investors	Global platform of high quality infrastructure assets
• 167 hydroelectric power plants with approximately 4,300 MW capacity	• ~90 million square feet of office properties	• Long-life assets providing essential services with high barriers to entry
• Long-life assets with minimal carbon emissions	• ~180 million square feet of retail properties	• Long-term contracts, many with regulated rate bases
• Low cost, reliable form of generation	• ~80 million square feet of residential density	• Competitive positions in key global markets
PRIVATE EQUITY AND FINANCE	PUBLIC SECURITIES AND ADVISORY SERVICES
Restructuring, Real Estate Finance, Bridge Lending	Investment Management
Specialty products that leverage our best-in-class operating platforms and expertise	Specialty products that leverage our best-in-class operating platforms and expertise
• Deal sourcing networks and access to deal flow	• Investment management of equity and debt securities
• Track record of transaction execution to fuel growth	• Investment banking, residential brokerage, global relocations, property management services

A YEAR OF GROWTH
•	Led the successful $8 billion restructuring of General Growth Properties and in the process acquired a major stake in one of America’s leading retail mall companies
•

Rationalized and strengthened our global office platform under one Brookfield entity and announced merger of our Canadian and U.S. residential properties operations to create North America’s sixth largest residential platform

•

Significantly expanded our infrastructure business with the acquisition of the remaining 60% of an Australian-based infrastructure company, with high quality utilities, transport and energy assets on four continents

•	Raised approximately $7.5 billion of private and institutional and public capital market financings, including the final close of three private infrastructure funds

2    BROOKFIELD ASSET MANAGEMENT

A GLOBAL BUSINESS

Brookfield has a global presence which leverages the knowledge and market insight of local management teams, with operating and financial expertise on an international scale.

100	OFFICES OR LOCATIONS	20	COUNTRIES	21	PRIVATE FUNDS

500	INVESTMENT PROFESSIONALS	18,000	OPERATING EMPLOYEES

2010 ANNUAL REPORT    3

LETTER TO SHAREHOLDERS

Overview

The last three years will likely be looked upon as three of the more important years in the development of our company. In 2008, our operations demonstrated their resilience during a difficult period, while in 2009 and 2010 we were able to capitalize on this strength by being in a position to make a number of strategic investments in high quality assets at attractive valuations. During this time, we completed two very large restructurings, added a number of market-leading operating units to our business, raised substantial capital from institutional and retail clients, and took our relationships to new levels. This period, while challenging, has changed Brookfield and reinforced our commitment to invest in real assets on a value basis.

From an operations perspective, we generated $1.5 billion of cash flow from operations or $2.37 per share, consistent with our results in 2009. Net income for the overall company was just over $3 billion, of which $1.5 billion was attributable to the common shareholders, representing $2.33 per common share. More importantly, our growth initiatives broadened our asset base and deepened our business. As the recovery gains momentum, and as our economically sensitive businesses continue to recover, and these new operations start to fully contribute, we should achieve substantially increased cash flows.

Market Conditions

We continue to see very positive sequential and year-over-year growth in almost all of our businesses and believe that this will continue to be the case in 2011. Job creation remains slow, but the ultimate recovery in employment levels bodes well for our shorter cycle businesses, such as residential development and timberlands, which are dependent on consumer confidence and the employment outlook.

The broad investment landscape faced significant challenges during the course of 2010, as the global economic recovery progressed at an uneven pace. Threats emerged from all corners of the globe, with the sovereign debt crisis in Europe, continued weakness in U.S. labour markets and policy intervention in China weighing on growth and sentiment. However, despite these negative pressures, the capital markets proved to be resilient.

As compared to a few years ago, good businesses which require capital can now access it at reasonable costs. This fact, combined with continued action by the Federal Reserve as well as preliminary signs of returning economic strength, caused investor confidence to increase as the year progressed. As a result, markets around the world experienced strong gains for the year, including the S&P 500, which rose 15%.

And though Europe has many issues to deal with, its problems now seem to be in the open. These problems may not all be addressed in the near term, but at least they are being discussed. The reorganization of the European Union will take time but ultimately our belief is that the positive global growth factors in the world will outweigh the negative factors that are currently depressing most countries in Europe, with the exception of Germany, which continues to show its industrial strength.

Overall Investment Performance

In the context of the above events, our share price increased 53% in 2010. This came on top of the 51% increase in 2009, although despite these gains, we now know all too well how many increases it takes to recover from a year like 2008.

After taking 2010 into account, the 10-year compound annual return for shareholders was 26%, or 18% over the past 20 years. This compares favourably to most other investments and as stated before, we will be pleased if we can compound returns on a per share basis in excess of 12% to 15% in the future.

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Annualized Total Return
	Brookfield (NYSE)	S&P 500	TSX	Gold	10-Year Treasuries
1	53%	15%	18%	30%	8%
5	11%	2%	7%	22%	5%
10	26%	1%	7%	18%	5%
20	18%	9%	9%	7%	7%

In addition, most of our listed affiliates recovered significant value in the stock market over the last year, delivering performances close to that of Brookfield. The performance of our private equity investment funds was also strong in 2010, with nearly every fund meeting its target returns. Investment performance of our listed public securities funds exceeded benchmarks, led by our global listed infrastructure long-only strategy that achieved a 17.2% return in 2010. The strong performance of these entities has enabled us to add assets under management in both our private equity business and our traditional listed mandates.

Intrinsic Share Value

Our most important objective is to increase the intrinsic value of a Brookfield common share at a rate of 12% to 15% per annum when measured over the long term. To us, the intrinsic value of our company consists of three principal components. The first is the tangible value of our equity, which is derived primarily from our audited financial statements and totalled $30.96 per share at year end. The second is the value of our asset management business, which is derived from the magnitude of capital under management for others and the associated potential fee streams, and which we estimate was approximately $6.50 per share at year end. The sum of these two components represents an intrinsic value of $37.45 per share. The third component of value, which we have not quantified, is the additional value that we can add and compound as a result of the quality of our people and operating platforms, our global reach, execution capabilities and relationships developed over decades.

Furthermore, we believe our business strategies should enable the value of each one of your shares to compound at a rate of 12% to 15% on this amount, which adds approximately $4.00 to $5.00 to the intrinsic value of the shares on an annual (although irregular) basis. While many companies will attempt to exceed these returns, our goal is to take moderate risk with your capital with the goal of compounding attractive returns over the very long term while at the same time protecting your capital from permanent impairment.

This is one reason why we were pleased that we did not have to issue common stock at an inopportune time in 2008 and 2009, thereby enabling these values and cash flows to continue to compound away on virtually the same number of shares of the company. As a result, we should be able to achieve higher growth on a per share basis than would otherwise have been possible. And, while we did recently choose to issue shares at less than their intrinsic value, we did this because we believe we were able to purchase close to equivalent value in what we invested in, with the added benefit of establishing a more meaningful position in a leading U.S. retail real estate franchise, a new investment which should offer us exceptional growth opportunities.

2010 ANNUAL REPORT    5

Investment Themes

While continuing to run each of our businesses, we dedicate our excess resources (capital and people) to opportunities on a selective basis, based on more macro themes. The past five years have been dedicated to investing in Australia, Brazil and Canada. This strategy has seen us make major investments in each of these three countries, and we have benefitted substantially as these economies outpaced most others in the world and their currencies outperformed. We now have exceptional businesses in these countries which should allow us to capitalize on organic growth opportunities over the next decade as the dynamics of the expanding middle class in the developing world plays out.

Five years ago, after assessing how best to invest in Asia, we decided to pursue a strategy of participating in the growth of economies such as China and India through countries such as Australia, which stood to gain from selling products to Asia, and where we were comfortable owning and operating long-life assets. Consistent with our investment philosophy, we have accepted gains at a more measured pace than if we had invested directly into Asian countries, but without the socio-political issues.

As a result of these initiatives, approximately 50% of our capital is deployed in Australia, Brazil and Canada, and we are therefore benefitting from the positive conditions of these export-oriented economies, in particular when compared to the U.S. This also means that we are also now more directly exposed to the Chinese economy than we have been in the past, both through the businesses we own and through revenues we earn in currencies of countries which rely in part on China for their growth. While acknowledging the short-term fluctuations which may occur, we believe this exposure has been, and still is, a prudent diversification for Brookfield, and over the longer term will continue to be an excellent place for our capital.

More recently, in the past two years, we have focused our efforts on restructurings, primarily in the U.S. We have done this at a time when distress in the United States economy reduced the valuations of even the highest quality assets.

In this regard, we invested substantial amounts of capital, at distress prices, to acquire a variety of U.S. assets, from shopping malls to multi-family apartments, office properties and wind power projects. Our thesis continues to be that we are buying assets at large discounts to their replacement costs, and we believe that the $14 trillion U.S. economy will recover over the medium to longer term.

In addition to the acquisition-based growth strategies underlying these broad themes, each of our established global businesses features opportunities for Brookfield to organically expand our operations and achieve our goals for return on capital. Our access to funds and global scale allow us to put substantial amounts of capital to work in each of our businesses at highly attractive returns. Recent organic growth initiatives include building a signature 900,000 square foot office building in Perth that is primarily leased to BHP Billiton, extension of our rail lines to accommodate iron-ore clients in Western Australia, building residential and office condominiums in Brazil, and expansion of our power business through new-build hydro developments in Brazil, and through wind projects in Ontario and California. Even more exciting, we continue to see a broad array of similar opportunities to add to our operations at highly attractive long-term returns.

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General Growth

General Growth Properties (“GGP”) emerged from bankruptcy in November with our consortium owning approximately 30%. Shortly thereafter, GGP completed a $2.2 billion secondary capital raise at $14.75 per share, more than 50% higher than the price of the capital we invested in the reorganization, and the shares of GGP currently trade in excess of this value. The share issue was extremely well received in the market by a high quality group of shareholders, and GGP was able to boost its cash position by $700 million.

Early in 2011, we increased our holding in GGP to approximately 40% through the purchase of $1.7 billion of GGP shares held by Fairholme Fund, our partner in the recapitalization of GGP. Fairholme agreed to take a 4.5% ownership stake in our company, with the balance funded through a $578 million offering of equity. This enables us to remain in a very liquid situation, and therefore able to pursue other opportunities as they come along.

GGP is one of the few great retail franchises in the United States. GGP has more than 180 regional shopping malls – approximately 20% of the regional malls in the U.S. – and the majority of its properties rank among the highest quality U.S. retail centres.

GGP recently hired a new CEO and GGP is committed to re-energizing the operating platform, opportunistically refinance approximately $13 billion of mortgages (many of which fortuitously have no make-whole provisions), sell non-core assets, lease vacancies and convert its short-term occupancies to permanent leases, and increase rents as the economy recovers and consumer spending improves.

We are very positive on the long-term prospects for GGP and intend to assist the company in every way we can.

Infrastructure Operations

During the fourth quarter, we closed the merger of Brookfield Infrastructure with its 40% owned Australian-listed affiliate. With this transaction, Brookfield Infrastructure increased its capitalization to approximately $3.5 billion and took direct ownership of a world-class group of infrastructure assets, including electricity transmission lines, natural gas pipelines, rail lines, and cargo and bulk shipping terminals.

The combination should also augment our ability to distribute additional cash flow from Brookfield Infrastructure to investors. In this regard, and in conjunction with the closing of the transaction, distributions were increased by 13%. The benefits of the merger should also enable us to revisit the distribution again once the operations are fully integrated.

We achieved the final close for three private infrastructure funds with total equity capital raised of $3.5 billion. These funds are currently about 10% invested with the balance expected to be deployed over the next few years in our core areas of focus in North and South America. Clients in these funds represent a premier group of global institutional investors, who we feel privileged to have as partners.

In addition to a robust number of acquisition alternatives, we have a solid pipeline of organic expansion opportunities within our existing infrastructure holdings, which should be very positive to our operating results.

2010 ANNUAL REPORT    7

Global Property Reorganization

We reorganized our office business to create a global leader in office properties by selling our premier office assets in Australia to our 50%-owned Brookfield Office Properties (“BPO”). Our goal in doing this was to have all of our premier office property operations conducted by one entity. Our office business is focused on providing high quality space to global corporations in major gateway cities. We have a strategic advantage as we have deep relationships with major corporations, and our reputation is for providing quality environments for their employees.

Furthermore, we believe that over the next five years as this strategy plays out, BPO will become a premier public security in the capital markets for those who wish to invest in the office business, as a result of BPO owning the highest quality office portfolios in each of the U.S., Canada, Australia and the UK.

Our Brazilian residential homebuilder, Brookfield Incorporações, is on track to achieve its best year ever as the real estate market in that country continues to prosper. Meanwhile, here in North America, we expect to shortly complete the combination of BPO’s residential business with Brookfield Homes to form Brookfield Residential, which will contain all of our North American residential operations. Our thesis is that when the residential markets in the U.S. improve over the next few years, this combined entity will have the scale to compete with a select group of large-scale developers. In the short term we will be able to integrate these businesses and benefit from best-in-class operating skills across the operations.

Agricultural Land Operations

As a small subset of our real estate business, we have invested in agricultural lands in Brazil for over 25 years. More recently we have increased the resources dedicated to this business, as the economics are extremely compelling. Agriculture is receiving considerably more investment attention in institutional circles as food prices increase and shortages loom. We are fortunate to be one of the few global asset managers with expertise in this sector, which is a rapidly emerging asset class.

Recently, we closed a fund dedicated to the agriculture business in Brazil, with commitments of US$330 million to acquire agricultural lands for conversion into higher and better uses over time (principally soya beans and sugar cane). We intend to expand our agricultural activities in Brazil through this fund, as the general managing partner and as a 30% equity participant.

Our present agricultural operations comprise approximately 400,000 acres of agricultural land, some planted with sugar for ethanol production and others in earlier stages of development. We are one of the largest owners of prime agricultural land in Brazil today, and deployment of these new funds will certainly put us into the top ranks of owners of land in the world’s new agricultural super power.

Our land conversion strategy is to acquire land in strategic areas (including the Brazilian savannah region known as the Cerrado) which have traditionally been used for cattle ranching. We assemble land in clusters in order to entice ethanol producers to locate their facilities on or near our land holdings. Once an ethanol producer has established a facility in close proximity to our land, we can then plant sugar cane (the feedstock for Brazilian ethanol) and dramatically improve the cash flow realized from the land. The multiples on this conversion from ranching to sugar cane plantations can often increase the value of the land from three to five times. In the interim, while aggregating clusters of land to attract an ethanol facility, we typically plant soya beans or other high value crops, which are lucrative based on the costs of land in Brazil and world prices of food commodities.

8    BROOKFIELD ASSET MANAGEMENT

Given the expected growth in the world’s population and consumption habits, and given that these grasslands can be transformed into some of the most productive agricultural lands on the planet, we see substantial long-term upside from owning these operations.

Balance Sheet Strength

We believe that companies such as ours should operate with investment-grade financing secured by assets, and only modest amounts of debt at the corporate level. We believe that cross-collaterized financings are a risky proposition, despite usually being cheaper, and most of the time, more flexible. Instead, we believe that each asset in a company like ours should be financed with minimal support from other assets, and without corporate guarantees. This ensures that no one asset, investment, or entity can ever compromise our core operations, which is obviously paramount to the success of any great long-term business.

As a result, we focus our attention on capital structure to ensure that we always have a strong balance sheet. We may sacrifice short-term cash flows to achieve this, as we believe that in our business, the number one focus should always be the balance sheet, as it will also lead to greater stability of operating cash flows.

This attention to balance sheet strength instead of short-term cash flows is one of the reasons we were able to maintain our focus and execute our strategies over the past few years and emerge in a strong position to grow our business. We believe this company-wide strategy will continue to safeguard our asset values in the future.

Fundraising and Assets Under Management

In total in 2010, we closed on approximately $18 billion of third-party capital for investment. This included $7.5 billion of private institutional and public capital market fundraisings, including the final close of our $5.5 billion real estate consortium with a $2.6 billion single investment fund for our GGP investment, three infrastructure funds totalling $3.5 billion of equity capital and $330 million for our Agricultural Fund. These commitments came from clients in Australasia, Europe, the Middle East, North America and South America and position us to continue to acquire assets while competitive bidding is still relatively restrained.

(MILLIONS)	Third-Party Capital
Power and Infrastructure
Private fundraisings	$ 1,800
Public market issuances (three placements)	1,600
Debt issuances	3,000

Property
Private fundraisings	900
Public market issuances (three placements)	700
Debt issuances	5,500

Special Situations
Private fundraisings	300
Various	600

Corporate and Other
Public market issuances	2,200
Debt issuances	600
Other	900
$ 18,100

2009 ANNUAL REPORT    9

Furthermore, we expect the positive trend in raising private capital to continue, as both our track record and our strategies are further understood by institutional clients, and as the broader fundraising market for private capital continues to grow.

Strategy and Goals

Our business strategy is to provide world-class asset management services on a global basis, focused on real assets such as property, renewable power and infrastructure. Our business model is to utilize our global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then enhance the cash flows and values of these assets through our leading operating platforms to achieve reliable attractive long-term total returns for the benefit of our clients and the company.

Our primary long-term goal remains achieving 12% to 15% compound annual growth in the underlying value of our business measured on a per share basis. This increase will not occur consistently each year, but we believe we can achieve this objective over the longer term by:

•	Operating a world-class asset management firm by offering a focused group of products on a global basis to our investment partners.

•

Focusing our investments on high quality, long-life, cash-generating real assets that require minimal sustaining capital expenditures and have some form of barrier to entry, and characteristics that lead to appreciation in the value of these assets over time.

•

Differentiating our investing by utilizing our operating experience, our global platform, our scale and our extended investment horizons to generate greater returns over the long term for our shareholders and partners.

•

Maximizing the value of our operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require a large initial capital investment, have relatively low variable operating costs, and can be financed on a long-term, low-risk basis, even a small increase in the top-line performance typically results in a much more meaningful contribution to the bottom line.

•

Actively managing our capital. Our strategy of operating our businesses as discrete business units provides us with opportunities from time to time to enhance value by buying or selling parts of a business. In addition to the underlying value being created in the business, this strategy allows us to re-allocate this capital in order to achieve the optimal overall returns.

Outlook

We enter 2011 with a greater level of confidence than we possessed one year ago. While the global economic recovery remains fragile and may not progress smoothly, the threat of a double dip recession has faded. Investor and consumer confidence is returning, as all sectors of the capital markets continue to re-open. Although threats to this positive momentum persist, we believe a slow, but sustainable, economic rebound will be achieved.

While we begin 2011 with renewed optimism in the capital markets, risks to our outlook remain. Unemployment remains stubbornly high and consumers are cautious, even as they begin to increase spending. Furthermore, rising inflation, particularly rising commodity prices, could pressure margins, as the current economic environment is not supportive of escalating retail pricing.

10    BROOKFIELD ASSET MANAGEMENT

Although we are unable to control these risks or forecast their resolution with complete accuracy, we will continue to focus on limiting their potential impact. We have a deep and talented team of investment professionals that have managed through numerous market cycles in the past and look forward to meeting the new challenges that await in the years ahead.

We believe we can continue to successfully grow our global asset management business, because underlying fundamentals continue to be very positive for asset management, particularly within the property and infrastructure areas. Our investment partners have made substantial commitments to our fund products, and we are confident that our lower-risk, lower-volatility assets should become even more appealing over time, as investors seek yield that offers superior inflation-protected returns to cash holdings, without the risk that comes with owning longer duration government investments.

Summary

The past three years have reinforced our confidence in our strategy of owning and operating high quality real assets. We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt

Chief Executive Officer

February 18, 2011

2010 ANNUAL REPORT    11

Statement Regarding Forward-Looking Statements

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in the report, in other filings with Canadian regulators or the SEC or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 154.

Basis of Presentation

Use of Non-IFRS Accounting Measures

This Report, including the Management’s Discussion and Analysis (“MD&A”), makes reference to Cash Flow from Operations, Net Tangible Asset Value and Intrinsic Value, all on a total and per share basis. Management uses these metrics as key measures to evaluate performance and to determine the net asset value of its businesses. These measures are not generally accepted measures under International Financial Reporting Standards (“IFRS”) and may differ from definitions used by other companies.

We derive operating cash flow from the information contained in our consolidated financial statements, which are prepared in accordance with IFRS. We define operating cash flows (which we use interchangeably with cash flow from operations) as net income prior to such items as fair value changes, depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations. We also incorporate most of the elements in net income that are not included in cash flow from operations, along with components of other comprehensive income, in determining our intrinsic and net tangible asset values.

We measure invested capital based on net tangible asset value unless otherwise stated, using the procedures and assumptions that we follow in preparing our financial statements under IFRS. These values are reported on a pre-tax basis, meaning that we have not reflected adjustments that we expect to make in our IFRS financial statements to reflect the difference between carrying values of assets and their tax basis. We do this because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders. We have also included adjustments to revalue certain assets and businesses that are not otherwise carried at fair value in our financial statements. Intrinsic value includes both net tangible asset value and our estimate of the value of our asset management business franchise.

We provide additional information on how we determine Intrinsic Value, Net Tangible Asset Value and Operating Cash Flow in the balance of this document. We provide a reconciliation between Operating Cash Flow and Net Income and both Intrinsic Value and Net Tangible Value to Common Equity in the Reconciliation Between Consolidated and Segmented Financial Information on pages 67 to 70.

Information Regarding the Report

Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities.

Much of the information in the MD&A is presented on a deconsolidated basis and organized by operating platform. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach. Again, we reconcile this basis of presentation to our financial statements in Part 3 of the MD&A.

The IFRS-related disclosures and values in this document have been prepared using the standards and interpretations currently issued and effective at December 31, 2010 which is the end of our first annual IFRS reporting period.

The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

The Report and additional information, including the Corporation’s Annual Information Form, are available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

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FIVE-YEAR FINANCIAL REVIEW

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2010 IFRS	2009 CGAAP	2008 CGAAP		2007 CGAAP	2006 CGAAP
Per Common Share (fully diluted)
Book value	$22.09	$11.58	$8.92		$11.64	$9.37
Intrinsic value[1]	37.45	34.20	31.72		—	—
Net tangible asset value [2]	30.96	28.45	26.56		—	—
Cash flow from operations	2.37	2.43	2.33		3.11	2.95
Net income	2.33	0.71	1.02		1.24	1.90
Market trading price – NYSE	33.29	22.18	15.27		35.67	32.12
Dividends paid	0.52	0.52	1.45	[3]	0.47	0.39
Common shares outstanding
Basic	577.6	572.9	572.6		583.6	581.8
Diluted	616.1	607.8	600.3		611.0	610.8

Total (millions)
Total assets under management[2,4]	$121,558	$108,342	$89,753		$94,340	$71,121
Consolidated balance sheet assets	78,131	61,902	53,597		55,597	40,708
Corporate borrowings	2,905	2,593	2,284		2,048	1,507
Common equity	12,795	6,403	4,911		6,644	5,395
Intrinsic value[1]	22,261	20,154	18,599		—	—
Net tangible asset value [2]	18,261	16,654	15,499		—	—
Revenues	13,623	12,082	12,909		9,343	6,897
Operating income	4,511	4,515	4,616		4,356	3,653
Cash flow from operations	1,463	1,450	1,423		1,907	1,801
Net income	1,454	454	649		787	1,170

1.	Represents tangible asset value (see Note 2) plus the estimated value of the company’s asset management franchise
2.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of Financial Results)

3.	Includes Brookfield Infrastructure special dividend of $0.94 and regular dividends of $0.51 per share
4.	Assets under management for 2006 through 2009 reflect the combination of fair values and Canadian GAAP carrying values

2010 ANNUAL REPORT    13

PART 1 FINANCIAL REVIEW

OVERVIEW

Brookfield is a global asset manager, with a focus on property, renewable power and infrastructure. Our business model is simple: utilize our global reach to identify and acquire high quality real assets at favourable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets through our leading operating platforms to earn reliable, attractive long-term total returns for the benefit of our partners and ourselves.

We create value for shareholders in the following ways:

•

As an owner-operator, we aim to increase the value of the assets within our platforms and the cash flows they produce through our operating expertise, development capabilities and effective financing capabilities;

•

As an investor and capital allocator, we strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, or by monetizing assets at appropriate times to realize value; and

•

As an asset manager, by performing the foregoing activities not just with our own capital, but also with that of our clients. This enables us to increase the scale of our operations, which differentiates us from others, and enhances our financial returns through the receipt of base management fees, and performance-based income.

Our primary financial objective is to increase the intrinsic value of Brookfield, on a per share basis, at a rate in excess of 12% when measured over the longer term. Our intrinsic value has three main components:

•

The net tangible asset value of our equity. This is based on the appraised value of our net tangible assets as reported in our audited financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Tangible Asset Value and use this basis of presentation throughout the MD&A;

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value. This value, together with Net Tangible Asset Value, forms what we call Intrinsic Value. We provide a number of key metrics to assist in valuing this component of our intrinsic value; and

•

The overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in any of our values but may be the most valuable of them all.

Cash flow from operations is another important metric for us, as it serves as an important benchmark for valuing many of our assets and our operational efficiency. We provide additional information on how we determine Intrinsic Value, Net Tangible Asset Value and Operating Cash Flow in the balance of this document. We provide a reconciliation between Operating Cash Flow and Net Income and both Intrinsic Value and Net Tangible Value to Common Equity in the Reconciliation Between Consolidated and Segmented Financial Information on pages 67 to 70.

14    BROOKFIELD ASSET MANAGEMENT

Statement of Affairs

The following table summarizes the assets that we manage for ourselves and our clients along with the intrinsic value of our invested capital and our share of net operating cash flows on a segmented basis:

	Assets Under Management		Brookfield’s Invested Capital		Net Operating Cash Flow[1]
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009	2010	2009	2010	2009
Asset management and other services	$22,999	$25,386	$1,800	$1,053	$348	$298
Operating platforms
Renewable power generation	15,835	15,866	7,492	8,468	548	720
Commercial properties	46,392	31,847	6,909	4,841	364	309
Infrastructure	16,404	15,388	1,905	1,646	130	62
Development activities	9,351	9,010	3,184	3,153	192	69
Private equity and finance	7,528	7,730	2,155	2,031	181	112
Cash and financial assets	1,850	1,996	1,543	1,607	311	370
Other assets	1,199	1,119	919	1,014	—	—
	$121,558	$108,342	25,907	23,813	2,074	1,940
Less: Corporate borrowings/interest			(2,905)	(2,593)	(178)	(151)
Contingent swap accruals			(858)	(779)	(99)	(84)
Accounts payable and other/expenses			(1,556)	(2,011)	(298)	(271)
Preferred shares and capital securities			(2,327)	(1,776)	(36)[1]	(32)[1]
Net tangible asset value of common equity			18,261	16,654	1,463	1,402
Asset management franchise value			4,000	3,500	n/a	n/a
Intrinsic value			$22,261	$20,154	$1,463 [1]	$1,402 [1]
– Per share			$37.45	$34.20	$2.37	$2.34
1.	Shown prior to preferred share dividends of $75 million (2009 – $43 million) which have been deducted in per share results

Total Return and Intrinsic Value

The following table summarizes our intrinsic value by segment and the components of total return during 2010:

	Components of Total Return					Continuity of Intrinsic Values
AS AT AND FOR THE YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Operating Cash Flow		Fair Value Changes	Recorded Gains[1]	Total Return	Opening Intrinsic Value	Total Return	Capital Allocation		Closing Intrinsic Value
Asset management and other services	$348		$450	$—	$798	$2,247	$798	$(326)		$2,719
Renewable power	548		(916)	(291)	(659)	8,468	(659)	(317)		7,492
Commercial Properties	364		1,087	(38)	1,413	4,841	1,413	655		6,909
Infrastructure	130		195	—	325	1,646	325	(66)		1,905
Development	192		156	—	348	3,153	348	(317)		3,184
Private equity and finance	181		59	(85)	155	2,031	155	(31)		2,155
Cash and financial assets	311		4	—	315	1,607	315	(379)		1,543
Total invested capital	2,074		1,035	(414)	2,695	23,993	2,695	(781)		25,907
Corporate obligations	(686)	[2]	(104)	—	(790)	(7,339)	(790)	483		(7,646)
Net tangible asset value	1,388		931	(414)	1,905	16,654	1,905	(298)		18,261
Asset management franchise	—		500	—	500	3,500	500	—		4,000
Intrinsic value of common equity	$1,388		$1,431	$(414)	$2,405	$20,154	$2,405	$(298)	[3]	$22,261
– Per share	$2.37		$2.21	$(0.81)	$3.77	$34.20	$3.77	$(0.52)		$37.45
1.	Represents gains that are recorded in equity for IFRS purposes, as opposed to net income
2.	Includes preferred share dividends of $75 million
3.	Represents common share dividends

Note:	The foregoing tables exclude accounting provisions for future tax liabilities and include management estimate of the value of items not otherwise carried at fair value in our financial statements.

2010 ANNUAL REPORT    15

PERFORMANCE HIGHLIGHTS

We recorded solid financial and operational performance during 2010, and achieved a number of important growth objectives. The following is a summary of the more important highlights from 2010, with a particular emphasis on those that impacted our financial results and which may be likely to influence our future performance:

•

Operating cash flow was $2.6 billion on a consolidated basis, of which $1.5 billion accrues to Brookfield common shareholders. This is nearly identical to the cash flow reported in 2009 and 2008 – illustrating the resiliency of our operations.

We achieved substantial growth in our commercial property, infrastructure and residential development cash flows, which more than offset the impact of unusually low water levels on our renewable power business and a lower level of investment gains. We also recorded a substantially higher contribution from our asset management activities.

•	We achieved a total return of $3.77 per share, or 11.9%, consistent with our objective of 12%+ growth.

This increase reflects the cash flow generated within the business, increases in the net tangible value of our assets, and appreciation in the value of our asset management business. We distributed $0.52 per share as common share dividends and the balance will continue to compound in the business for you.

•	We increased the value of our asset management franchise as measured by capital under management, base management fees and performance-based returns.

We secured over $4 billion of new commitments during the year, increasing capital under management for clients to $50 billion. Annualized base management fees exceeded $190 million at year-end, representing seven-fold growth over the past five years and we generated $249 million of performance-based income. The growth in the current year and the potential for future expansion resulted in an increase in our assessment of the value of this component of our business to $4.0 billion, or $6.49 per share.

•	We invested nearly $6 billion of our own capital, alongside clients, into new opportunities during 2010, including $1.7 billion in the first six weeks of 2011.

Capital investment during the year included approximately $1 billion of our capital as part of the $2.6 billion cornerstone investment by us and our clients into the restructuring of General Growth Properties (“GGP”). We invested an additional $1.7 billion in GGP common shares during early 2011, increasing our combined interest in GGP to nearly 40% and our direct interest to approximately 20%. We also acquired the remaining 60% of a global infrastructure portfolio for approximately $1.1 billion. This is in addition to $2.5 billion invested in a variety of other acquisitions and development activities during the year.

•	We completed $18 billion of capital raising initiatives, including $2 billion in the first six weeks of 2011.

These activities enhanced our liquidity, funded investment initiatives and enabled us to extend our debt maturity profile at a low cost of capital. One result is the extension of the corporate maturity profile at each of Brookfield Asset Management and our renewable power business to eight years and ten years, respectively, with an average rate on new debt issues of 5.2%.

•	We advanced several transactions to simplify our structure and better position key operating companies to create enhanced value for shareholders.

We established our flagship commercial office company, Brookfield Office Properties, as a global pure play office company by merging our interests in our Australian office portfolio. We are also in the process of merging our U.S. residential operations with Brookfield Office’s Canadian residential business to create a unique North American residential company. In addition, the merger of Brookfield Infrastructure and its partially owned Australian infrastructure subsidiary (the “Prime Acquisition”) simplifies the ownership structure and establishes Brookfield Infrastructure as a global leader in infrastructure with a $3.5 billion market capitalization.

16    BROOKFIELD ASSET MANAGEMENT

•	Our operating teams completed a number of important initiatives to increase the values and cash flows of our assets.

We signed 7.2 million square feet of new commercial office leases, secured long-term contracts for 900 gigawatt hours of annual power generation, received approval to increase the rate base of our Australian Coal Terminal and entered into contractual arrangements supporting $0.5 billion of infrastructure upgrades. We also completed $0.5 billion of renewable energy projects and launched $1.8 billion of new condominium projects in Brazil.

•	We are working on a number of attractive growth opportunities, including expansion of our existing operations and potential acquisitions.

Our property, renewable power and infrastructure teams expect to expand their businesses and future cash flows with internal initiatives that include substantial extensions to our Australian rail network and a new wind farm in Ontario, while our financial strength allows us to consider a number of transactions that promise attractive long-term returns.

Cash Flow from Operations

The following table sets out our operating cash flows on a segmented basis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010	2009
Operating platforms
Renewable power generation	$548	$720
Commercial properties	364	309
Infrastructure	130	62
Development activities	192	69
Private equity and finance	181	112
Investment and other income	311	370
Operating platforms and corporate assets	1,726	1,642
Asset management and other services	348	298
	2,074	1,940
Unallocated costs:
Interest expense	(313)	(267)
Operating costs	(277)	(268)
Current income taxes	(21)	(3)
Operating cash flow	$1,463	$1,402
– Per share	$2.37	$2.34

Cash flow from operations was approximately $1.46 billion in 2010 compared to $1.40 billion in 2009. These results included realization gains of approximately $400 million in both years from sales of partial interests in our operations.

Asset management fees and the contribution from other services increased to $348 million. This excludes $224 million of performance-based income that accumulated during the year but is deferred for accounting purposes. Base management fees were higher as a result of new funds and increased third-party capital under management. Our construction services businesses expanded their operating margins and activity levels and new contract procurement is benefitting from increased economic activity. Unallocated interest and operating costs increased in line with the expansion of our operations.

Renewable power operations contributed net operating cash flow and realization gains of $548 million, compared to $720 million last year. We recorded realization gains of $291 million and $369 million, respectively, in 2010 and 2009 on the sale of interests in our Canadian renewable power business. Our reduced interest in these operations, together with low hydrology levels in Ontario, Quebec and New York, resulted in lower cash flows; however this was partially offset by higher price contracts and an increase in cash flow from new wind and other generating facilities. Reservoirs were 6% above average levels at year-end, reflecting stronger water flows in the fourth quarter. This positions us well going into 2011 and we have recently benefitted from higher electricity prices due to colder winter weather.

2010 ANNUAL REPORT    17

The contribution from our commercial office business reflects a 4% increase in rents on a “same property” basis and $12 million of additional cash flow from newly acquired or developed properties. We also received a $26 million dividend from our investment in Canary Wharf Group and recorded a higher level of realization gains. We leased 7.2 million square feet, maintaining our lease profile at 95% occupancy with a 7.2 year average term. The average rent in the portfolio increased to $28 per square foot, which continues to be approximately 10% below market rents.

Infrastructure cash flows more than doubled, due to a contribution of $74 million from the global portfolio acquired in the fourth quarter of 2009. Our other existing businesses, excluding timber, contributed $5 million more than last year. These businesses are largely regulated or contractual in nature, providing for stable operating results that increase with inflation and the investment of additional capital. Our timber business, which is more correlated with the economic cycle, contributed $23 million compared to $10 million last year, well below its potential, due to continued low level of economic activity in North America. Despite higher prices due to Asian shipments, we continue to harvest at reduced levels and are building standing timber inventories in expectation of improving lumber prices.

Our development activities include residential real estate and opportunistic property investments, both of which are focused primarily on the acquisition and then subsequent sale of assets, as opposed to our power, property and infrastructure businesses, which have a much longer ownership timeframe. The combined contribution from these activities increased by $123 million to $192 million. Residential development contributed $77 million of the increase and the other $46 million related to our opportunity property investments. Residential results benefitted from an increased number of project completions in Brazil and improved margins in North America. Private equity and finance results benefitted from improved operating results at a number of the companies held within our distress investment and private equity portfolios, reflecting a better operating environment and restructuring initiatives carried out over the past several years. These results included $80 million of disposition gains.

Investment and other income totalled $311 million in the year compared to $370 million in 2009, reflecting a lower level of investment and currency gains in 2010. Unallocated costs, including corporate interest expense, increased by $73 million reflecting the impact of higher cost term debt issued during 2009 and an expanded operating base.

Total Return

We increased our intrinsic value by $2.4 billion, or $3.77 per share during 2010. The components of the increase are set forth in the following table and include operating cash flow, increases in the values of our net tangible assets and appreciation in the value of our asset management franchise based on continued growth in capital under management and associated fees.

	2010		2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Operating cash flow	$1,463	$2.37[1]	$1,402	$2.34[1]
Less: preferred shares	(75)	n/a	(43)	n/a
Operating cash flow for common shares	1,388	2.37	1,359	2.34
Fair value changes
Recognized in IFRS statements	(269)	(0.65)	(46)	(0.06)
Unrecognized value	1,200	2.06	550	0.88
Asset management franchise	500	0.80	400	0.64
	1,431	2.21	904	1.46
Less: gains recorded in cash flow	(414)	(0.81)	(410)	(0.80)
Total return ($)	$2,405	$3.77	$1,853	$3.00
Total return (%)	11.9%	11.0%	10.0%	9.5%
1.	Preferred share dividends are reflected in operating cash flow per share for consistency

The largest contributor to our total return was our operating cash flow of $1.5 billion, most of which was retained in the business.

18    BROOKFIELD ASSET MANAGEMENT

Valuation and appraisal gains related to our net tangible assets totalled $1.0 billion during the year of which $414 million was included in operating cash flow. The valuation and appraisal gains are based on year-end appraisals and valuations and include the gains recorded in our IFRS financial statements as well as management estimates for certain assets that are not revalued in our financial statements. The increase reflects lower discount rates, and the impact of higher exchange rates on assets in Australia, Brazil and Canada, partly offset by a reduction in the energy prices that we expect to realize within our renewable power operations over the next few years.

Our assessment of the value of our asset management franchise increased by $0.5 billion to $4.0 billion at year-end. This value reflects the current capital under management for our clients and the associated fees as well as the potential growth in capital and fees over the next 10 years.

Intrinsic Value

The intrinsic value of our common equity totalled $22.3 billion at year-end, or $37.45 per share. The increase of $2.1 billion is due to the total return of $3.77 per share presented on the previous page, less dividends to common shareholders of $0.52 per share. The following table shows the components of intrinsic value:

	2010		2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Net tangible asset value	$18,261	$30.96	$16,654	$28.45
Asset management franchise value	4,000	6.49	3,500	5.75
Intrinsic value	$22,261	$37.45	$20,154	$34.20

The assumptions used in valuing our tangible assets are based on market conditions prevalent at the end of 2010 and assuming normal transaction circumstances. We believe that these values would be lower on a liquidation basis (which we have no intention of undertaking) and higher if assessed in the context of a strategic sale over a period of time. Furthermore, we believe that disciplined owners can extract additional value by selling assets primarily when market imbalances result in premium valuations and usually exceed appraisal valuations as a result of this.

We estimate that a 100-basis point decrease in the discount rates used to value our two largest asset classes, commercial office properties and renewable power generating facilities, would increase our values by $3.9 billion, in aggregate, or $6.33 per share. A corresponding 100-basis point increase would have the opposite effect on our values. Key valuation assumptions are presented in Section 2 of the MD&A.

Asset Management and Other Services

The following table summarizes fee revenues earned from clients for our asset management and other service businesses:

	Operating Cash Flow
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Asset management and other fees[1]	$452	$238
Less: deferred perfomance-based income[2]	(224)	(29)
Asset management, net of deferred revenue	228	209
Property services and construction services[3]	120	89
	$348	$298
1.	Revenues
2.	Performance-based income that has been deferred until clawback periods expire
3.	Net of direct expenses

We achieved significant growth in asset base management fees and performance-based income, in line with our objective of expanding our asset management operations. Base management fees increased to $167 million from $131 million in 2009 and now exceed $190 million on an annualized basis. This represents seven-fold growth over the past five years. In addition, we generated performance-based income of $249 million during the year, of which $25 million was recognized in our financial statements and $224 million is deferred until expiry of any clawback provisions. This income represents our participation in the value that we have created for our clients.

2010 ANNUAL REPORT    19

Capital Managed For Third Parties

The following table illustrates the capital managed for third parties which totalled $49.9 billion at December 31, 2010. This includes $41.7 billion of capital that is currently invested as well as allocations of capital to specific funds totalling $8.2 billion that have yet to be invested:

AS AT DECEMBER 31 (MILLIONS)	2010	2009	2008
Institutional real asset funds	$16,859	$13,934	$7,783
Managed listed issuers	5,425	4,196	2,255
	22,284	18,130	10,038
Public securities	21,069	23,787	18,040
Other listed entities	6,580	5,737	3,851
	$49,933	$47,654	$31,929

We increased the capital allocated by clients to our institutional real asset funds by $2.9 billion, which includes $2.2 billion additional commitments to our infrastructure funds and $0.6 billion to our real estate opportunity funds. We returned $0.5 billion of capital to our clients from our private equity and finance funds following the monetization of invested assets.

The growth in co-investor capital in our managed listed issuers increased by $1.2 billion due to the issuance of $1.1 of additional equity from our listed global infrastructure fund, our Canadian Renewable Power Fund and our Canadian listed REIT, along with increased valuations of all three entities.

We are currently working on a number of fundraising initiatives. We expect to have seven funds in the market over the next eighteen months for which we will be seeking more than $4 billion of third-party capital, in addition to our own commitment to these funds. This capital and the management arrangements give us the opportunity to generate additional performance returns and carried interests that we earn from our clients, typically once our returns exceed a pre-determined hurdle return.

Capital Deployed

We invested $7.9 billion of capital for ourselves and our clients through acquisitions and development activities during 2010 and early 2011. The major items are highlighted in the following table:

(MILLIONS)	Total	Brookfield
Commercial properties	$5,900	$4,200
Renewable energy	300	300
Infrastructure	1,200	1,200
Private equity	500	200
	$7,900	$5,900

We invested over $4.3 billion in General Growth Properties during 2010 and early 2011 as part of our sponsorship and recapitalization of the company. Our consortium partners contributed $1.7 billion with the balance provided by us. We invested $1.0 billion into office properties and development sites in America and the United Kingdom and bought debt previously issued by our U.S. Office Fund. In our renewable power business we are developing wind facilities in Canada and the United States and hydro facilities in Brazil. Our infrastructure operations have a significant development pipeline and expanded the business during the year by acquiring 100% of Prime Infrastructure for approximately $1.1 billion.

Invested Capital

Our capital continues to be invested primarily in (i) renewable hydroelectric power plants in North America and Brazil; (ii) commercial office properties in central business districts of major international centres; and (iii) a global portfolio of regulated infrastructure assets. These segments, together with cash and financial assets, represent approximately 70% of our invested capital and contribute to the strength and stability of our capitalization, operating cash flows and net asset values. Approximately 20% of our invested capital is deployed in more cyclical activities, such as residential development activities and our private equity and finance groups, with commensurately higher long-term return expectations. The remaining 10% of capital is deployed in working capital and carrying values associated with our service businesses.

20    BROOKFIELD ASSET MANAGEMENT

The allocation of invested capital is shown in the following table:

	Brookfield’s Invested Capital[1]			% of Capital
AS AT DECEMBER 31 (MILLIONS)	2010	2009	2008	2010	2009	2008
Operating platforms
Renewable power generation	$7,492	$8,468	$8,678	29%	36%	39%
Commercial properties	6,909	4,841	4,702	27%	20%	21%
Infrastructure	1,905	1,646	1,274	7%	7%	6%
Development activities	3,184	3,153	2,176	12%	13%	10%
Private equity and finance	2,155	2,031	1,722	8%	9%	8%
Asset management and other services	1,800	1,053	784	7%	4%	3%
Cash and financial assets	1,543	1,607	1,903	6%	7%	9%
Other assets	919	1,014	871	4%	4%	4%
Invested capital	$25,907	$23,813	$22,110	100%	100%	100%

1.	At net tangible asset value

Invested capital increased by $2.1 billion to $25.9 billion representing a 9% increase. This is due to retained cash flow, increases in asset values and the impact of higher exchange rates on non-U.S. assets. Approximately $0.3 billion of the increase was funded by increases in corporate obligations while the balance of $1.6 billion accrued to our common equity.

The capital invested in commercial properties increased by $2.1 billion due to an investment of nearly $1 billion in General Growth Properties and increases in the appraised values of our commercial office portfolios. Renewable power operations declined by $1.0 billion due to a reduction in power prices impacting the revaluation of our portfolio and the monetization of a portion of our interests in our Canadian portfolio.

Financing Activities and Liquidity

We completed $16.1 billion of financings during 2010 and a further $2 billion in the first six weeks of 2011 to supplement our liquidity, finance growth activities and extend our maturity profile, as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$2,600	5.34%	5 years
Asset specific	5,900	6.59%	4 years
Construction	900	6.85%	2 years
Common shares	1,500	n/a	Perpetual
Preferred shares	1,500	5.30%	Perpetual
Equity/asset sales	2,800	n/a	Perpetual
Unlisted funds	2,900	n/a	12 years
	$18,100

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. The current steepness in the yield curve and prepayment terms on existing debt continues to reduce the attractiveness of pre-financing a number of our maturities, however we are aggressively pursuing refinancing short dated maturities and longer-dated maturities when these are economical. Our objective is to lock-in the current lower yield interest rate environment and, more importantly, to extend term to match fund our long-life assets.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.3 billion at year-end, unchanged from the end of 2009. This includes $2.6 billion at the corporate level and $1.7 billion at our principal operating units. We maintained an elevated level of liquidity as we continue to see a substantial number of highly promising investment opportunities. We also have capital allocations from our clients of an additional $8.2 billion to finance acquisitions.

2010 ANNUAL REPORT    21

Capitalization

We continue to finance our operations on an investment-grade basis. The high quality and stable profile of our asset base and the strength of our financial relationships has enabled us to refinance maturities in the normal course even during the more difficult stages of the recent recession and credit crisis. The average term to maturity of our corporate debt is eight years and we have no maturities in 2011.

The following table summarizes our corporate capitalization at the end of the past three years, based on net tangible equity value:

	Corporate Capitalization			% of Capitalization
AS AT DECEMBER 31 (MILLIONS)	2010	2009	2008	2010	2009	2008
Corporate borrowings	$2,905	$2,593	$2,284	11%	11%	10%
Contingent swap accruals	858	779	675	3%	3%	3%
	3,763	3,372	2,959	14%	14%	13%
Accounts payable and other	1,556	2,011	2,239
Preferred shares and capital securities	2,327	1,776	1,413	9%	7%	7%
Common equity	18,261	16,654	15,499	71%	70%	70%
Net tangible equity	20,588	18,430	16,912	80%	77%	77%
	$25,907	$23,813	$22,110	100%	100%	100%

Corporate borrowings and contingent swap obligations represented a 14% debt-to-net tangible capital ratio while equity securities totalled nearly 80% of our deconsolidated capitalization, consistent with prior years. On a proportionately consolidated basis, reflecting our pro rata share of borrowing in our operating platforms, this ratio is 44% (2009 – 44%). We issued $1.7 billion of common and preferred equity in early 2011 in connection with the acquisition of a further $1.7 billion of General Growth Properties’ common shares, which decreased our deconsolidated and proportionately-consolidated ratios to 14% and 43%, respectively.

Net Income

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent measure of the ongoing performance of the underlying operations. For example, net income includes fair value adjustments in respect of our commercial properties, timber and financial assets but not our renewable power, utility and development assets which currently represent approximately 50% of our invested capital. Nevertheless we recognize that others may wish to utilize net income as a key measure and therefore provide a discussion of net income and a reconciliation to operating cash flow below and in Part 3 of our MD&A. Furthermore, we incorporate most of the elements of net income that are not included in operating cash flow, along with components of other comprehensive income, in determining our intrinsic values and total return.

The following table reconciles operating cash flow and gains to net income for 2010 and 2009:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2010 IFRS	2009 IFRS	2009 CGAAP
Revenues	$13,623	$11,218	$12,082
Operating cash flow gains	1,463	1,402	1,450
Less: realization and disposition gains[1]	(414)	(410)	(410)

	1,049	992	1,040
Other items
Fair value changes	1,129	(1,502)	128
Depreciation and amortization	(693)	(573)	(693)
Deferred income taxes	(31)	247	(21)
Net income (loss) attributable to common shareholders	$1,454	$(836)	$454
– Per share (diluted)	$2.33	$(1.54)	$0.71

1.	Represents gains that are recorded in equity for IFRS purposes, as opposed to net income

22    BROOKFIELD ASSET MANAGEMENT

PART 2 REVIEW OF OPERATIONS

OUR BUSINESS

Strategy

We focus on “real assets” and businesses that form the critical backbone of economic activity, whether they generate reliable clean electricity, provide high quality office space in major urban markets, or transport goods and resources to or from key locations.

•

These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

We operate as an asset manager, and raise capital from our clients that is invested in assets we own, alongside our own capital.

•

This approach adds further value to the company by providing us with additional capital to grow the business and compete for larger transactions. This also generates an increasing stream of base management and performance-based income that adds incremental value to our franchise.

We are active managers of capital.

•	We strive to add value by judiciously and opportunistically reallocating capital among our businesses to continuously increase returns.

We maintain leading operating platforms (with over 18,000 employees world-wide) in order to maximize the value and cash flows from our assets.

•

Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, through the negotiation of property leases, energy contracts or regulatory agreements, asset development, operations and other activities.

We finance our operations on a long-term, investment-grade basis, with most of our operations financed on a stand-alone asset-by-asset basis with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to be in a position to respond to opportunities.

•

This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also enables us to weather financial cycles and provides the strength and flexibility to react to opportunities.

We prefer to invest in times of distress and in situations which are time consuming.

•	We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain a large pipeline of attractive development and expansion investment opportunities.

•	This provides us flexibility in deploying growth capital, as we can invest in both acquisitions and organic development, depending on the relative attractiveness of returns.

2010 ANNUAL REPORT    23

Principal Business Activities

Asset Management and Other Service

We manage $50 billion of capital for clients that is invested alongside our own capital across all of our operations described below. We earn fees and performance income for managing this capital and, as noted on the previous page, we also receive other benefits that are reflected in our operating returns from our various platforms. We also provide a broad array of investment banking, construction and property services to our customers.

Renewable Power Generation

We have one of the largest privately owned hydroelectric power generating portfolios in the world, located on river systems in the U.S., Canada and Brazil. We have chosen to focus on hydroelectric generation because of the long-life, exceptional reliability and low operating costs of these facilities. As at December 31, 2010, we owned and managed 167 hydroelectric generating stations which generate on average approximately 14,500 gigawatt hours of electricity each year. We also own and operate two wind farms with 240 megawatts of capacity as well as two natural gas-fired plants. Overall, our assets have 4,306 megawatts of generating capacity, enough to power 1.4 million homes.

Office Properties

We own and manage one of the highest quality commercial office portfolios in the world located in major financial, energy and government centre cities in North America, Australasia and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships. At December 31, 2010, our portfolio consisted of 126 properties containing approximately 88 million square feet of commercial office space.

Retail Properties

We own interests in 213 retail shopping centres in the U.S., Canada, Australia, Brazil and the United Kingdom. These properties encompass approximately 178 million square feet of retail space. Our largest investment is a dominant portfolio of U.S. super-regional shopping mall properties held through our consortium’s nearly 40% ownership of General Growth Properties, which we acquired during 2010 and in February 2011, subsequent to year-end.

Infrastructure

During 2010, we completed a transaction that significantly expanded the scale of our infrastructure operations. Our infrastructure group now manages approximately $16 billion of total assets in the following sectors: transportation (ports, rail lines); utilities (electrical and natural gas transmission); and timberlands. Our strategy is to acquire and operate high quality assets and operations that provide essential services or products and which generate cash flows that are supported by regulatory regimes or some form of barrier to entry.

Development Activities

We develop commercial properties on a selective basis, and are active in residential development throughout North America, Australasia, Brazil and the United Kingdom. We also develop agricultural lands in Brazil. These activities encompass 27 million square feet of developable commercial space, 81 million square feet of residential condominiums, 122,000 lots for residential land and 370,000 acres of agricultural land. We also conduct development activities within our renewable power generation and timberland activities.

Private Equity and Finance

We conduct a wide range of restructuring, real estate finance and bridge lending activities through investment funds with total committed capital of $4.4 billion. Total invested capital at year-end was $3.5 billion of which our share was $1.7 billion. We also hold a number of investments that are mostly temporary in nature and will be sold once value is maximized or integrated into our core operations or new fund strategies.

24    BROOKFIELD ASSET MANAGEMENT

Organization Structure and Financial Profile

We organize our business into a number of specialized operating platforms that are responsible for managing the assets in each of our principal segments as set forth on the preceding page. Our MD&A is organized by these segments. As an asset manager, we have established a number of listed and unlisted entities through which our clients can invest in these assets. These consist of unlisted institutional funds, listed entities that are externally managed by us, and listed internally managed entities in which we own major interests. We consolidate many of these entities and, accordingly, our financial statements include cash flows and net income that accrue to our capital as well as our clients, as well as assets in which we share ownership with others. The interests of our clients and co-investors are presented throughout the MD&A as “co-investor interests” and are deducted in determining at the net invested capital and net operating cash flows that accrue to Brookfield.

Total assets under management throughout our funds and operating platforms were $122 billion at year-end and represent assets managed on behalf of our clients, as well as on our own. These include the physical assets and working capital held by the various listed and unlisted entities and investees within our various operations as well as the debt and equity securities that we manage on an advisory basis through our public securities operations. This metric provides an indication of the scale of our operations, and while it is not a direct indicator of our profitability, we believe our global scale provides a valuable competitive advantage.

Approximately $76 billion of these assets are consolidated for accounting purposes and are therefore presented on our consolidated balance sheet. The balance of $46 billion includes $21 billion of public fixed income and equity securities managed for clients and $25 billion of assets that are held within equity accounted investees.

The $122 billion of assets are financed with a combination of debt, most of which is secured by specific assets or groups of assets on a stand-alone basis, and equity capital provided by Brookfield and by clients and other investors in our listed and unlisted funds. The following charts illustrate the composition of the total assets under management and the associated sources of capital:

At year-end, approximately 70% of the assets consisted of real return assets such as renewable power generating facilities, commercial office properties and various other infrastructure assets. These assets provide relatively stable cash flows that tend to increase over time with economic growth as well as operational improvements and we target an unlevered pre-tax return that typically ranges between 10% and 14% and an average of 12%.

The remaining 20% was invested in higher return and more cyclical operations such as private equity and finance, and residential development. We target overall returns of 20% from the capital invested in these businesses.

We have smaller amounts of capital invested in our asset management and other service activities and maintain a portfolio of cash and financial assets. These balances, together with working capital, represent the remaining 10%.

2010 ANNUAL REPORT    25

In addition to operating cash flow, we also report the impact of fair value changes on our net invested capital. Together these two items make up Total Return on invested capital. Fair value changes include appraisal gains, foreign currency variances and other items that determine the intrinsic value of our common shares. The following charts illustrate the $26 billion capital invested by Brookfield in our operating platforms, as well as how we fund the capital that we have invested in the operations:

Over 70% of our capital is invested in our major real asset categories of renewable power, commercial properties and infrastructure. This capital is funded primarily with common and preferred equity, with a modest amount of financial leverage to enhance shareholder returns.

The value and composition of the capital invested in our operations, together with our share of the underlying cash flows, are important determinants of the intrinsic value of our company. Accordingly, throughout our MD&A we focus primarily on “Net Invested Capital,” which is the capital that we have invested in our operations and “Net Operating Cash Flow,” which is our share of the underlying cash flow of these operations, after deducting liabilities and co-investor interests.

The following sections contain analysis and review of our net invested capital and net operating cash flows, as well as the operating results of our asset management activities. We reconcile net operating cash flow to net income as presented in our IFRS financial statements in Part 3. We also reconcile our consolidated balance sheet to our various segmented balance sheets in the same section.

Our intrinsic value consists of the pre-tax equity as presented in our IFRS balance sheet, together with adjustments to present balances at fair value that are not otherwise carried at fair value in our IFRS balance sheet (which we call “unrecognized values”) and an assessment of the value of our asset management business. We provide an analysis of these values on a segmented basis in this section and a full reconciliation to our IFRS balance sheet in Part 3.

26    BROOKFIELD ASSET MANAGEMENT

RENEWABLE POWER GENERATION

Highlights:

•

Realized prices benefitted from long-term contracts signed in 2009, and increased 11% over the prior year from $73 per megawatt hour (MWh) to $81 per MWh as a result of a higher amount of contracted generation. This partially offset the impact of generation that was 10% below long-term average hydrology levels, and 9% below 2009 generation;

•

Advanced development of five hydroelectric facilities and three wind facilities in North America and Brazil. The hydroelectric facilities are designed to have installed capacity of 117 megawatts (MW) and expected annual generation of 439 GWh for an estimated project cost of $489 million. The wind facilities are designed to have installed capacity of 370 MW, expected annual generation of 1,072 GWh and a total project cost of approximately $1 billion. The facilities are expected to be commissioned between 2011 and 2013;

•

Commissioned a 26 MW hydroelectric facility in Brazil and a 51 MW wind project in southwestern Ontario, adding 300 gigawatt hours of expected annual generation. The facility in Brazil is protected from volume risk by virtue of the “assured energy” market in that region and our wind farm provides renewable energy to the province of Ontario through a 20-year power purchase agreement with the government of Ontario. We also acquired a 50% interest in a 30 MW hydroelectric facility located in California for $16 million;

•

Secured contracts for 1,300 GWh of annual generation from new developments; arranged 6,700 GWh of financial contracts covering 2011 and 2012; and extended a power sale agreement covering 554 GWh per annum until 2016, increasing stability of revenues;

•	Sold 17.2 million units of our Renewable Power Fund, in which we continue to own 34%, for gross proceeds of $341 million and a gain of $291 million; and

•	Completed $1.1 billion of financings, including preferred equity, unsecured notes and secured project financings, extending our maturity profile and decreasing our average cost of debt.

The following table presents certain key metrics that we consider in assessing the performance of our power business:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2010	2009	2008
Realized price (per MWh)	$81	$73	$77
Annual generation (GWh)	14,454	15,838	15,930
Long-term average generation (GWh)	16,130	15,599	14,993
% of contracted revenue for following year
– Total	93%	84%	80%
– Long-term contracts only	70%	70%	50%
Duration of long-term contracts (years)	13	14	12
Debt to capitalization	40%	38%	34%

The following table summarizes the capital invested in our renewable power operations and our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Hydroelectric generation	$5,709	$6,709	$308	$417
Other forms of generation	231	145	44	19
Facilities under development	239	233	—	—
Corporate assets and capitalization	713	931	(95)	(85)
Realization gains	—	—	291	369
Brookfield’s IFRS values	6,892	8,018	548	720
Values not recognized under IFRS	600	450	—	—
Brookfield’s invested capital	$7,492	$8,468	$548	$720

2010 ANNUAL REPORT    27

We own a 100% majority of our U.S. and Brazil operations, with the exception of a few joint ventures. Our Canadian operations are owned through our 34% owned Brookfield Renewable Power Fund.

Operating Results

Variances in our cash flows are primarily the result of changes in the level of water flows, which determine the amount of electricity that we can generate from our hydroelectric facilities, and the prices we realize for power that is not sold under long-term contracts and ancillary revenues such as capacity payments. The following table sets out the variances in operating cash flows:

	2010				2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Operating Income	Interest Expense and Other	Co-Investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense and Other	Co-Investor Interests	Net Operating Cash Flow
Hydroelectric generation
United States	$370	$138	$40	$192	$411	$135	$39	$237
Canada	134	64	63	7	189	59	45	85
Brazil	192	79	4	109	153	53	5	95
	696	281	107	308	753	247	89	417
Wind energy	40	17	14	9	30	15	8	7
Pumped storage and co-generation	35	—	—	35	12	—	—	12
Corporate capitalization and cash taxes	—	95	—	(95)	—	85	—	(85)
	771	393	121	257	795	347	97	351
Realization gains	291	—	—	291	369	—	—	369
Operating cash flow	$1,062	$393	$121	$548	$1,164	$347	$97	$720

The principal operating variances included:

•

A decline of $109 million in the net operating cash flow from hydroelectric facilities to $308 million, reflecting lower generation, primarily in Ontario and Québec, and a reduced interest in our Canadian operations. This was partially offset by higher realized prices;

•	An increase of $23 million in the contribution from pumped storage and co-generation facilities, due primarily to the impact of lower gas prices on margins in our cogeneration facility; and

•	Realization gains of $291 million on the sale of interests in our Canadian renewable power business compared to $369 million of similar gains in 2009.

Realized Prices – Hydroelectric Generation

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2010				2009
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income
United States	6,222	$513	$143	$370	6,881	$544	$133	$411
Canada	3,557	254	120	134	4,723	283	94	189
Brazil	3,143	278	86	192	2,879	225	72	153
Total	12,922	$1,045	$349	$696	14,483	$1,052	$299	$753
Per MWh		$81	$27	$54		$73	$21	$52

Operating cash flow on a per MWh basis increased to $54 per MWh in 2010 from $52 per MWh in 2009. Per unit revenues benefitted from the higher prices realized under a long-term contract covering our Ontario generation that took effect in late 2009.

A higher proportion 72% of our generation occurred in the United States and Brazil, which are higher priced markets, compared to 67% during 2009. Realized prices also include revenues from selling capacity reserves

28    BROOKFIELD ASSET MANAGEMENT

and from re-contracting power sales into higher priced markets, which were higher in the current year on a per unit basis.

Operating costs are largely fixed in our hydro operations and accordingly increase on a per megawatt hour basis when generation levels are low, as was the case in the current year. This had a particularly notable effect in Ontario. Revenues and expenses in Canada and Brazil also reflected higher average currency exchange rates during the year.

Generation

The following table summarizes generation during 2010 and 2009:

					Variance of Results
	Actual Production		Long-Term Average		Actual vs. Long-term Average		Actual vs. Prior Year
FOR THE YEARS ENDED DECEMBER 31 (GIGAWATT HOURS)	2010	2009	2010	2009	2010	2009	2010
Hydroelectric generation
United States	6,222	6,881	6,178	6,035	44	846	(659)
Canada	3,557	4,723	5,077	5,003	(1,520)	(280)	(1,166)
Brazil	3,143	2,879	3,105	2,791	38	88	264
Total hydroelectric operations	12,922	14,483	14,360	13,829	(1,438)	654	(1,561)
Wind energy	499	433	506	506	(7)	(73)	66
Co-generation and pump storage	1,033	922	1,264	1,264	(231)	(342)	111
Total generation	14,454	15,838	16,130	15,599	(1,676)	239	(1,384)
% variance					10%	2%	9%

Hydroelectric generation was 1,561 GWh or 11% below production levels in 2009 and 1,438 GWh or 10% below long-term averages. The decrease reflects below average rainfall in Ontario and Quebec. Precipitation levels have recovered in most regions with the result that reservoir levels are slightly above average levels for this time of year. U.S. generation was in line with long-term averages but 10% below the above average generation experienced in 2009.

Generation in Brazil is subject to a market stabilization feature that provides “assured” energy levels based on long-term average generation rather than actual generation produced, mitigating the impact of changing water levels.

Year-over-year variances benefitted from the completion and acquisition of new facilities which contributed an additional 390 GWh during 2010.

Invested Capital

The following table presents the capital invested in our renewable power operations by major geographic region and asset class based on net asset values:

	2010				2009
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Hydroelectric
United States	$4,914	$1,873	$220	$2,821	$5,845	$1,893	$158	$3,794
Canada	5,194	2,318	1,560[1]	1,316	5,011	2,593	878	1,540
Brazil	2,319	677	70	1,572	2,115	607	57	1,451
Other generation	617	368	18	231	411	266	7	138
Facilities under development	239	—	—	239	233	—	—	233
Working capital and other	1,301	588	—	713	1,402	540	—	862
Brookfield’s IFRS values	$14,584	$5,824	$1,868	6,892	$15,017	$5,899	$1,100	8,018
Values not recognized under IFRS				600				450
Brookfield’s invested capital				$7,492				$8,468
1.	Includes $250 million of non-participating preferred shares issued by our Renewable Power Fund

2010 ANNUAL REPORT    29

Net invested capital declined by $1.0 billion during the year. This reflected operating cash flow, net of gains, a reduction in appraisal values and a net capital distribution of approximately $0.4 billion. Changes in consolidated assets and net invested capital since last year relate primarily to the revaluation of the assets at year-end as well as investments in additional capacity. Consolidated liabilities were unchanged overall while co-investor interests increased with the sale of common and preferred shares of our listed Renewable Power Fund.

Co-investor interests in our Canadian operations consist primarily of interests held by public investors in our 34%-owned Renewable Power Fund, including units sold during the year for proceeds of $341 million. We record the pro-rata interests of these investors as a reduction in our net operating cash flow and the market value of these interests as a reduction in our net invested capital, consistent with their treatment under IFRS. These interests also include $250 million of preferred shares issued by the Fund during 2010.

We reduced the value of our renewable power operations by $0.6 billion. This included: a $660 million reduction due to the impact of lower energy prices on uncontracted generation, offset by lower discount rates and currency appreciation; a $150 million increase in the value of development projects due to contract procurement and an increase in the market value of units held by investors in our listed Renewable Power Fund.

The key valuation metrics of our hydro and wind generating facilities at the end of 2010 and 2009 are summarized below. The valuations are impacted primarily by the discount rate and long-term power prices. A 100-basis point change in the discount and terminal capitalization rates and a 5% change in long-term power prices will impact the value of our net invested capital by $2.1 billion and $0.5 billion, respectively.

	United States		Canada		Brazil
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Discount rate	7.7%	8.2%	6.1%	7.3%	10.8%	11.0%
Terminal capitalization rate	7.9%	8.4%	7.1%	7.9%	11.0%	11.0%
Exit date	2030	2029	2030	2029	2029	2029

The discount and terminal capitalization rate decreased in both the United States and Canada due to improved economic outlook and lower risk-free rates. The discount rate in Canada also benefitted from an increase in the proportion of power that is projected to be sold under existing long-term contracts.

Contract Profile

We increased the percentage of expected power generation sold under power sales agreements and financial contract in 2011 from 67% to 93%. Approximately 70% of the expected generation is hedged with long-term contracts that have an average term of 13 years while 23% of our revenue for 2011 is hedged with shorter-term financial contracts.

The following table sets out the profile of our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

	Years ended December 31
	2011	2012	2013	2014	2015
Generation (GWh)
Contracted
Power sales agreements
Hydro	10,172	9,113	8,900	8,272	7,709
Wind	782	1,196	1,196	1,196	1,196
Gas and other	396	398	398	134	—
	11,350	10,707	10,494	9,602	8,905
Financial contracts	3,758	2,946	—	—	—
Total contracted	15,108	13,653	10,494	9,602	8,905
Uncontracted	1,077	2,967	6,363	6,991	7,554
Long-term average generation	16,185	16,620	16,857	16,593	16,459
Contracted generation – as at December 31, 2010
% of total generation	93%	82%	62%	58%	54%
Price ($/MWh)	77	78	88	85	86

30    BROOKFIELD ASSET MANAGEMENT

The average contracted price fluctuates from period to period as existing contracts roll off and new contracts are entered into and as a result of changes in currency exchange rates for contracts in Brazil and Canada. We have been able to increase the overall contract level in the first two years of our contract profile because of the higher portion of long-term contracts, which do not typically expose us to any volume risk, while limiting financial contracts to less than 80% of our otherwise uncontracted generation.

COMMERCIAL PROPERTIES

Highlights:

•	Sponsored the recapitalization of General Growth Properties (“GGP”) with our consortium now owning close to 40% of the company;

•	Merged our Australian commercial office properties into Brookfield Office Properties, creating a global pure-play office property group;

•	Reorganized our directly held Canadian office portfolio into a public REIT and monetized a portion of the equity for proceeds of $150 million;

•	Completed $4.6 billion of financings including preferred shares, corporate debt and secured mortgages;

•	Leased 7.2 million square feet globally during 2010, almost three times the amount that was rolling over, maintaining overall occupancy at 95% and average term at 7.2 years;

•

Advanced numerous development activities, including our premier City Square office development in Perth, Australia which is 72% pre-leased to BHP Billiton and scheduled for completion in 2012, and acquired an interest in a prime redevelopment site in the city of London;

•	Acquired undervalued properties in Washington D.C. and Houston encompassing 2.1 million square feet for total consideration of $435 million; and

•	Sold two properties in each of Washington and Edmonton for proceeds of $296 million.

The following table summarizes the capital invested by us in our commercial properties operations and our proportional share of the operating cash flows:

	Net Invested Capital			Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED (MILLIONS)	2010		2009	2010	2009
Office properties	$4,810		$3,798	$365	$289
Office development properties	168		497	—	—
Retail properties	1,606	[1]	546	(1)	20
Brookfield’s invested capital	6,584		4,841	364	309
Values not recognized under IFRS	325		—	—	—
	$6,909		$4,841	$364	$309
1.	Subsequent to year-end a further $1.7 billion was invested into retail properties

Office Properties

The following table presents key performance metrics relating to our commercial office properties operations:

AS AT DECEMBER 31	2010	2009	2008
Occupancy	95%	95%	97%
Average lease term (years)	7.2	7.2	7.2
Average “in-place” rental rate (per sq. ft.)	$27.71	$26.84	$23.42
Average financing term (years)	4.3	4.4	6.8
Debt to capitalization	50%	57%	62%

We own our U.S., Canadian and most of our Australian properties through 50%-owned Brookfield Office Properties. Brookfield Office in turn operates a number of unlisted and listed entities through which public and institutional investors participate in our portfolios. This gives rise to co-investor interests in the invested capital, operating cash flows and fair value changes that accrue to these investors.

2010 ANNUAL REPORT    31

Operating Cash Flows

The following table shows the sources of operating cash flow by geographic region, isolating the impact of currency exchange rates:

	2010				2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Operating Income	Interest Expense and Other	Co-Investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense and Other	Co-Interests Interest	Net Operating Cash Flow
Existing properties
United States - Direct	$479	$222	$150	$107	$476	$230	$138	$108
United States - U.S. Office Fund[1]	170	—	85	85	150	—	86	64
Canada	210	63	80	67	206	52	83	71
Australasia	162	116	20	26	156	84	19	53
United Kingdom	32	29	—	3	32	32	—	—
	1,053	430	335	288	1,020	398	326	296
Acquired, developed or sold properties	114	42	37	35	46	15	8	23
Dividend from Canary Wharf	26	—	—	26	—	—	—	—
Office property cash flows	1,193	472	372	349	1,066	413	334	319
Investment and other income	124	—	55	69	74	—	36	38
Corporate capitalization	—	76	(33)	(43)	—	88	(36)	(52)
Unallocated costs	—	93	(34)	(59)	—	107	(47)	(60)
Currency variance	65	40	14	11	—	—	—	—
	1,382	681	374	327	1,140	608	287	245
Realization gains	38	—	—	38	69	—	25	44
Operating cash flow	$1,420	$681	$374	$365	$1,209	$608	$312	$289
1.	Equity accounted under IFRS

Net operating income generated by existing office properties over the past three years (i.e. those held throughout the period) is presented in the following table on a constant exchange rate, using the 2009 average exchange rate for all three years. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2008
United States	$479	$476	$466
Canada	210	206	202
Australia	162	156	150
United Kingdom	32	32	32
	883	870	850
U.S. Office Fund [1]	170	150	147
	$1,053	$1,020	$997
% of occupancy	95%	95%	97%
Average per square foot	$27.71	$26.84	$23.42
1.	Equity accounted under IFRS

Occupancy over the past three years has remained constant throughout our portfolio ensuring stable cash flows which have increased by 4% on a total basis. Rents in the United States increased by 3% reflecting inflationary increases in our primary markets. Rents in Canada increased by 4% as most of our leases contain contractual step-ups. Re-leasing efforts in our U.S. Office Fund have resulted in a strong performance of that portfolio.

32    BROOKFIELD ASSET MANAGEMENT

Invested Capital

The following table presents the capital invested in our office properties by region:

	2010				2009
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
North America
United States	$8,956	$5,640	$1,902	$1,414	$8,214	$5,433	$1,641	$1,140
Canada	4,185	1,672	1,456	1,057	3,645	1,302	1,321	1,022
U.S. Office Fund	1,805	—	903	902	792	—	396	396
Australia	4,883	2,861	1,335	687	3,658	2,395	463	800
Europe	1,385	635	—	750	1,114	674	—	440
	$21,214	$10,808	$5,596	$4,810	$17,423	$9,804	$3,821	$3,798

Net invested capital increased by $1.0 billion during 2010, to $4.8 billion at year-end. The increase reflects operating cash flow net of gains of $0.3 billion, and fair value gains of $0.7 billion. The fair value gains reflect increases in the appraised values of properties due to a combination of higher projected cash flows, lower discount rates, as well as currency appreciation of our Australian and Canadian portfolios.

Specific major variances include the following:

•

The carrying values of our North American operations increased during the year due primarily to increases in appraised values. In addition, we acquired buildings in Washington and Houston as well as benefitted from a strengthening Canadian dollar;

•

The carrying value of the U.S. Office Fund, which is held through our 50%-owned office property subsidiary, and is equity accounted under IFRS, increased by $1 billion to $1.8 billion at December 31, 2010. Approximately $520 million of the increase relates to the purchase of debt issued by the Fund and the balance relates to increased valuations of the underlying properties. One half of the $1.0 billion increase accrues to the minority shareholders in our office property subsidiary;

•

Total assets in our Australian operations increased by approximately $1.3 billion. Approximately $500 million relates to currency appreciation, $400 million to the consolidation of assets within a fund that we acquired control of during the year, and the balance relates to the transfer of a property from office development properties upon completion;

•

We transferred a full ownership interest in 16 of our Australian properties with net invested capital of $1.65 billion to 50%-owned Brookfield Office Properties. This gave rise to an increase in co-investor interest of approximately $875 million, representing the 50% effective interest in these properties that now accrues to the minority shareholders in Brookfield Office Properties. The remaining increase in co-investor interest in Australian properties since year-end is due largely to currency appreciation and the consolidation of two property funds; and

•	Total assets and net invested capital in Europe increased primarily due to the acquisition of an additional 7% ownership interest in Canary Wharf Group, increasing our ownership to 22%.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate and terminal capitalization rate results in an aggregate $1.6 billion change in our common equity value after reflecting the interests of minority shareholders.

	United States		Canada		Australia
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Discount rate	8.1%	8.8%	6.9%	7.4%	9.1%	9.3%
Terminal capitalization rate	6.7%	6.9%	6.3%	6.7%	7.4%	7.8%
Investment horizon (years)	10	10	11	10	10	10

Discount and capitalization rates declined meaningfully in all of our principal regions, giving rise to appraisal gains.

2010 ANNUAL REPORT    33

Leasing Profile

Our total worldwide portfolio occupancy rate in our office properties at the end of 2010 was 95% and the average term of the leases was seven years, both unchanged from the beginning of the year.

					Expiring Leases (000’s sq. ft.)
AS AT DECEMBER 31, 2010	% Leased	Average Term	Net Rental Area	Currently Available	Remainder 2011	2012	2013	2014	2015	2016	2017 & Beyond
North America
United States	94%	7.1	44,106	2,649	2,915	2,879	6,994	2,952	4,257	2,313	19,147
Canada	96%	7.6	17,161	687	572	925	3,266	452	2,480	1,561	7,218
Australia	98%	6.9	8,862	200	676	350	336	715	938	1,039	4,608
United Kingdom	100%	10.0	556	—	—	—	—	262	—	—	294
Total/Average	95%	7.2	70,685	3,536	4,163	4,154	10,596	4,381	7,675	4,913	31,267
Percentage of total			100%	5.0%	5.9%	5.9%	15.0%	6.2%	10.9%	6.9%	44.2%

Average in-place net rents across the North American portfolio approximate $25 per square foot compared to $24 per square foot at the end of 2009. We leased 6.9 million square feet in 2010 at rents 10% higher than expiring in-place leases and also benefitted from the higher Canadian dollar. Net rents continue to be at a discount of approximately 11% to the average market rent of $28 per square foot and are firming in several key markets. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

Average in-place rents in our Australian portfolio are A$47 per square foot, which approximate market rents. The occupancy rate across the portfolio remains high at 98% and the weighted average lease term is approximately seven years. Our twenty largest tenants have a weighted average lease life of eight years and account for approximately 75% of our leasable area. These tenants have an average rating profile of AA.

Office Development Properties

The following table presents capital invested in our office development activities by region:

	December 31, 2010				December 31, 2009
(MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Australia
City Square, Perth	$597	$203	$197	$197	$247	$45	$—	$202
Other	271	112	—	159	490	217	—	273
North America
Manhattan West, New York	280	227	27	26	286	227	29	30
U.S. Office Fund	28	—	14	14	153	—	77	76
Other	181	—	90	91	183	—	92	91
United Kingdom	74	—	37	37	—	—	—	—
Unsecured development debt	—	356	—	(356)	—	175	—	(175)
	$1,431	$898	$365	$168	$1,359	$664	$198	$497

In Australia, we continued development of the City Square project in Perth, which has a total projected construction cost of approximately A$935 million, is 72% pre-leased to BHP Billiton with leases pending for the balance of the space. The project is scheduled for completion in August 2012. This project was merged into 50%-owned Brookfield Office Properties during the third quarter, giving rise to a 50% co-investor interest in the net capital invested in the project.

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which entitles 5.4 million square feet of commercial office space. We expect that this will be one of the first sites for office development in Manhattan once new office properties become economic to build.

34    BROOKFIELD ASSET MANAGEMENT

In the United Kingdom, we acquired a 50% joint venture interest in 100 Bishopsgate, a development property in central London with approximately 0.8 million square feet of developable office space.

In addition to the foregoing, the decrease in net invested capital also reflects the completion of development projects in the United States and Australia which were then transferred to our office property portfolios.

Retail Properties

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
North America	$982	$—	$—	$—
Brazil	206	200	(7)	20
Australia/UK	418	346	6	—
	1,606	546	(1)	20
Values not recognized under IFRS	325	—	—	—
Brookfield’s invested capital	$1,931	$546	$(1)	$20

In late 2010 we successfully led General Growth Properties (“GGP”) out of Chapter 11 with a $2.6 billion cornerstone investment, which represented a 27% interest in GGP at that time. Our share of the investment was approximately $1 billion with the balance provided by partners in our Global Real Estate Turnaround Investment Protocol. In February 2011 we acquired a further 10% interest in GGP for approximately $1.7 billion, increasing our collective interest to approximately 40% with a stock market value of $5.5 billion. With the recent purchase, our direct interest consists of 191 million common shares and warrants to acquire a further 19 million common shares with an exercise price of $10.75 per share with an estimated market value of $3.1 billion ($1.3 billion at year-end).
GGP is the second largest retail mall owner in the United States with a portfolio of more than 180 properties that include some of the highest quality and most profitable malls in America. We have three seats on GGP’s board of directors and our Chief Executive Officer serves as the Chair of GGP’s board of directors. We look forward to working closely with GGP to further enhance the value of the company for all shareholders.

We equity-account our investment in GGP, which under IFRS requires us to recognize our pro rata share of the company’s earnings and equity each quarter. In addition, we will disclose our share of the company’s reported funds from operations each quarter and include it as a component of our cash flow from operations. We have included our share of the excess market value over book value as part of the “values not recognized under IFRS.”

Our Brazil operations are conducted through the Brookfield Retail Real Estate Partners Fund (“BRREP”), which is an institutional fund with $800 million of capital. We have funded 25% of the capital and our partners have contributed the remaining 75%. BRREP owns a portfolio of 12 high quality retail malls comprising 3.6 million square feet. Retail sales increased by 20% within our portfolio during 2010, leading to an increase of 17% in our net operating income. The current high interest rates in Brazil have absorbed the increase in net operating income, such that the net operating cash flow is negative $7 million. Furthermore, a meaningful portion of the portfolio continues to be redeveloped and is not contributing cash flow. We expect, however, continued growth in net operating income and lower interest rates over time to result in favourable total returns for BRREP.

Net invested capital of our commercial retail interests increased by $1.4 billion during the year. This includes fair value changes in our share of GGP’s common equity following the restructuring as well as the difference between the equity under IFRS and the stock market price of $15.48 per share at year-end.

2010 ANNUAL REPORT    35

INFRASTRUCTURE

Highlights:

•

Completed a $1.1 billion merger with Prime Infrastructure, simplifying the ownership structure of Brookfield Infrastructure Partners and increasing third-party capital under management. As a result of the merger, our ownership interest in Brookfield Infrastructure decreased from 41% to 28% and Brookfield Infrastructure’s interest in Prime increased from 40% to 100%, leading to an overall increase in our effective interest in the underlying operations of Prime;

•	Completed fundraising for $3.1 billion of funds, including a $2.7 billion flagship Brookfield Americas Infrastructure Fund and a $440 million fund to invest in Peru;

•

Received regulatory approval to increase the rate base of our Australian coal terminal, further enhancing the cash flows in the business and confirmed new agreements for our North American natural gas pipeline operations, providing greater certainty for future cash flows;

•

Invested $0.4 billion into expansion projects during 2010 and advanced six significant capital projects in our Western Australian rail business to upgrade and expand the capacity of our network by 50% and deploy a further $600 million of capital at favourable returns; and

•	Completed $2.2 billion of financings on our transmission, rail and ports assets.

The following table summarizes the capital we have invested in our infrastructure operations as well as our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Utilities	$523	$537	$83	$52
Transport and energy	433	196	37	5
Timber	824	813	23	10
Corporate and other costs	—	—	(13)	(5)
Brookfield’s IFRS value	1,780	1,546	130	62
Values not recognized under IFRS	125	100	—	—
Brookfield’s invested capital	$1,905	$1,646	$130	$62

We own our various infrastructure businesses through several managed investment funds, including our two flagship entities: Brookfield Infrastructure Partners LP, which is publicly listed; and the Brookfield Americas Infrastructure Fund, which is privately held by institutional investors. We also operate a number of smaller listed and unlisted funds with specialized investment strategies. We consolidate all of our managed entities and most of the underlying operating businesses, although some investments held by our funds are equity accounted.

Operating cash flow more than doubled, due largely to improved performance and increased ownership following the Prime Acquisition. Net invested capital increased by $0.3 billion, reflecting the operating cash flow of $130 million and fair value gains of $110 million.

Utilities

Our utilities business is comprised of regulated businesses which earn a pre-determined return on their asset base as well as businesses with long-term contracts designed to generate a specified return on capital over the life of the contract. They are generally uniquely positioned to provide critical backbone services in their respective markets which typically allows for stable cash flow and growth from capital expenditures.

36    BROOKFIELD ASSET MANAGEMENT

The following table presents the cash flows associated with our utility operations:

	2010				2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Operating Income	Interest Expense	Co-Investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-Investor Interests	Net Operating Cash Flow
South America	$61	$—	$22	$39	$70	$11	$23	$36
Australasia/Europe	98	10	51	37	11	—	6	5
North America	27	10	10	7	29	8	10	11
	$186	$20	$83	$83	$110	$19	$39	$52

Utilities operations contributed $83 million of net operating cash flow in 2010, after deducting carrying charges and co-investor interests, compared with $52 million during 2009. This represents an 11% return on the rate base and a 16% yield on invested capital.

The contribution from our Chilean transmission operations, which we equity account, was $39 million in 2010, compared with $34 million in 2009. The increase is primarily due to the impact of ongoing inflation indexation and growth capital expenditures.

Net operating cash flows in Australasia and Europe includes $25 million from our Australian coal terminal operations. These operations have been equity accounted since their acquisition in late 2009 and consolidated since we acquired the remaining ownership interests in late 2010. The terminal charges a capacity toll on a take-or-pay basis to coal producers to transport coal onto ships destined for the export markets in Asia giving us certainty on revenue irrespective of the level of shipments.

Virtually 100% of the net operating income from these assets is supported by regulated or contractual revenues. Accordingly, we expect this segment to produce stable revenues and cash flows that should increase with inflation and operational improvements. We also expect to achieve continued growth by investing additional capital into our existing operations.

The following table presents the capital invested in our utilities segment:

	2010				2009
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
South America	$372	$—	$171	$201	$360	$—	$140	$220
Australasia/Europe	3,641	2,372	992	277	532	1	274	257
North America	272	163	64	45	228	124	44	60
	$4,285	$2,535	$1,227	$523	$1,120	$125	$458	$537

Following the Prime Acquisition in late 2010, we consolidated a number of the underlying operations, resulting in an increase in consolidated assets and liabilities compared to 2009.

The valuation of our transmission operations is based on an independent valuation of our Chilean transmission business and an internal valuation of our Northern Ontario operations. The valuation of our Chilean transmission business is based on a weighted average real discount rate of 11.2% and terminal capitalization rate of 9.2% (2009 – 8.1%) and a terminal valuation date of 2025. Our Australasian and European operations were valued based on fair values attributed in connection with the Prime merger.

2010 ANNUAL REPORT    37

Transport and Energy

The following table presents the cash flows associated with our transport and energy operations:

	2010				2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
North America	$35	$—	$21	$14	$4	$—	$2	$2
Australia	30	3	17	10	2	—	1	1
Europe	67	26	28	13	9	2	5	2
	$132	$29	$66	$37	$15	$2	$8	$5

Our transport and energy businesses are capital intensive businesses that provide transportation, storage and handling of energy, freight and bulk commodities. These businesses typically benefit from high barriers to entry, such as locational advantages and regulatory restrictions, which enables us to negotiate long-term contracts with customers that are subject in many cases to a regulatory framework. Approximately 70% of our expected cash flows are subject to long-term contracts that govern price but not volume. As a result, any operating variances that arise are usually due more to fluctuations in volume and, to a lesser degree, changes in prices on uncontracted revenues. We believe these operations are well positioned to benefit from increases in commodity demand and the global movement of goods.

Our North American operations include a gas transmission business which is the largest natural gas pipeline servicing the Chicago and Northern Indiana area, which we include as an equity accounted investment. Our Australian operations is comprised predominantly of our railroad operations, which is the sole provider of rail services in the south west area of Western Australia, the operations of which are consolidated. We also operate 20 ports across the UK, Europe and in China.

These operations contributed $37 million of net operating cash flow which represents our proportionate share of the underlying cash flow, after deducting carrying charges and co-investor interests, representing a 15% return on our invested capital. These operations were acquired in late 2009 and accordingly contribution to cash flow during 2009 was limited. Results in the latter part of 2010 were negatively impacted by lower volumes in our railroad operations due to the impact of a drought on grain harvest, as well as a decrease in permitted revenues at our North American gas transmission business, offset by improved volumes in our port operations.

The capital invested in these operations is as described in this table:

	2010				2009
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
North America	$382	$—	$274	$108	$185	$—	$110	$75
Australia	1,429	637	561	231	140	—	83	57
Europe	1,030	632	304	94	865	608	193	64
	$2,841	$1,269	$1,139	$433	$1,190	$608	$386	$196

We began consolidating our interests in most of these operations following the Prime Acquisition in late 2010, which increased consolidated assets and liabilities. The increase in net invested capital reflects the increased interest as well as valuation gains. The carrying values are based on fair values attributed in connection with the Prime merger.

38    BROOKFIELD ASSET MANAGEMENT

Timber

The following table sets out the cash flows in our timber operations over the past two years:

	2010				2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Operating Income	Interest Expense	Co-Investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-Investor Interests	Net Operating Cash Flow
North America
Western	$113	$86	$13	$14	$66	$85	$(16)	$(3)
Eastern	8	—	—	8	6	—	—	6
Brazil	2	1	—	1	11	1	3	7
	$123	$87	$13	$23	$83	$86	$(13)	$10

Net operating cash flow remains below expected long-term results because we continue to operate at reduced harvest levels until prices recover. In particular, domestic North American demand remains weak given the depressed levels of U.S. homebuilding activity. We have increased our shipments to Asia in response to more attractive pricing in these markets, which received nearly 40% of our sales for the year, up from 11% in 2009.

We sold 5.8 million cubic metres during 2010, which was consistent with 2009 levels as an increase in our Western North American operations was offset by a decline in sales in Brazil. In our Western North American operations we sold 4.0 million cubic metres during 2010, which was an increase of 20% over 2009, reflecting an improvement in market conditions which enabled us to realize a 10% increase in average log prices.

The following table sets out the assets and liabilities deployed in our timber segment:

	2010				2009
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
North America
Western	$3,119	$1,471	$1,118	$530	$3,092	$1,468	$992	$632
Eastern	123	—	—	123	115	—	—	115
Brazil	288	18	207	63	161	7	122	32
Working capital	749	641	—	108	701	667	—	34
	$4,279	$2,130	$1,325	$824	$4,069	$2,142	$1,114	$813

Consolidated assets and net invested capital held within our timber operations were relatively unchanged during the year. Co-investor interests reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which a portion of these businesses are held.

The increase in co-investor interests arose on the issuance of equity from Brookfield Infrastructure, through which we invest in most of these operations, as part of the Prime Acquisition.

The carrying values are based on external appraisals that are completed annually. Key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.6% (2009 – 6.5%) and an average terminal valuation date of 75 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

2010 ANNUAL REPORT    39

DEVELOPMENT ACTIVITIES

Highlights:

•	Contracted sales in our Brazilian residential business increased by over 60%;

•

A merger between our Canadian and U.S. homebuilding and development businesses to simplify ownership and create a pure-play North American residential development company was announced, and is expected to be completed in early 2011; and

•	Opportunity Fund sold 26 properties at returns exceeding our underwritten returns.

The following table summarizes the capital we have invested in our development activities as well as our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Residential development	$921	$1,296	$116	$26
Opportunity investments	244	262	79	33
Development land	1,144	845	(3)	10
Brookfield’s IFRS value	2,309	2,403	192	69
Values not recognized under IFRS	875	750	—	—
Brookfield’s invested capital	$3,184	$3,153	$192	$69

Residential Development

The net operating cash flows attributable to each of these business units are as follows:

	2010				2009
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Net Operating Income	Interest Expense	Co-Investor Interests	Net Operating Cash Flow	Net Operating Income	Interest Expense	Co-Investor Interests	Net Operating Cash Flow
Brazil	$180	$106	$44	$30	$15	$45	$(7)	$(23)
Canada	140	—	70	70	114	—	57	57
United States	17	(3)	(4)	24	(17)	(22)	(9)	14
Australia and UK	13	21	—	(8)	2	20	—	(18)
Revaluation items	—	—	—	—	(28)	(11)	(13)	(4)
	$350	$124	$110	$116	$86	$32	$28	$26

The majority of Brazil sales and associated profits in this business are not recorded until substantial completion of a residential or office project. Accordingly, reported results are highly dependent on how many condominium and office projects reach substantial completion in a particular period and individual project completions have a larger impact on results than our development businesses in other regions which involve a greater number of discrete single family unit sales.

There were a relatively small number of closings compared to ongoing sales volumes, in both 2010 and 2009. As a result, the operating cash flow after deducting general and administrative and interest expenses was $31 million. The operating margin on condominium projects, prior to unallocated costs, averaged 30% during 2010 compared to 26% in 2009.

Two important operating metrics in our opinion are launches, which represent the opening of new projects for sale and future construction, and contracted sales which will give rise to closings once the project is completed and the units can be delivered to the purchasers. Contracted sales increased to R$3,621 million in 2010 representing a 60% increase in local currency terms from R$ 2,260 million in 2009 and combined launches of new projects totalled R$2,981 million (2009 – R$2,675 million), up 11%.

40    BROOKFIELD ASSET MANAGEMENT

The Canadian operations contributed $70 million of net operating cash flow in 2010, compared to $57 million in 2009. The increase in cash flows is due primarily to increased home sales from 648 units in 2009 to 1,025 units in 2010.

Our U.S. operations generated $24 million of cash flows during 2010, compared with $14 million in 2009. The gross margin from housing sales increased to approximately 17%, compared with 13% last year, however, closings declined to 575 units during 2010 (2009 – 703 units). The average selling price was $511,000 (2009 – $488,000) and the backlog at the end of 2010 was 85 units compared to 187 units in 2009.

The Australian and UK operations recorded $8 million of net cash outflow in 2010 compared with $18 million in 2009, due to improved sales and margins in the UK.

The following is a breakout of our invested capital in residential development:

	2010				2009
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Brazil	$3,679	$2,849	$476	$354	$2,819	$1,996	$434	$389
Canada	773	609	82	82	789	327	233	229
United States	798	283	137	378	850	335	146	369
Australia	145	75	—	70	459	232	—	227
United Kingdom	37	—	—	37	192	110	—	82
	$5,432	$3,816	$695	$921	$5,109	$3,000	$813	$1,296

The capital deployed in these activities was relatively unchanged since the end of 2009. We have continued to reduce the level of capital deployed in Australia and the United Kingdom through increased sales activity. We recently announced a transaction whereby we will merge our Canadian and United States operations into a single publicly listed entity, whereas they are currently held through two separate public companies. This will simplify our ownership structure and create a well positioned North American residential business.

Opportunity Investments

We operate two niche real estate opportunity funds with $535 million of invested capital. Our current investment in the funds is $244 million and our share of the underlying cash flow during 2010 was $79 million (2009 – $33 million). Cash flows included $44 million of gains from the sale of 26 properties during the year.

Development Land

The following table presents the capital invested by us in longer-term development land. The values of residential lots in this table are based on historical book values consistent with both IFRS and Canadian GAAP, whereas rural development lands held for agricultural purposes are carried at net asset values under IFRS.

	2010				2009
AS AT DECEMBER 31 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Residential lots
North America	$799	$—	$403	$396	$797	$—	$399	$398
Brazil	805	279	411	115	691	277	351	63
Australia and UK	477	275	—	202	371	369	—	2
Rural development lands
Brazil	433	2	—	431	384	2	—	382
	$2,514	$556	$814	$1,144	$2,243	$648	$750	$845

2010 ANNUAL REPORT    41

PRIVATE EQUITY AND FINANCE

Summarized Financial Results

The following table presents the net asset value of the capital invested in our Private Equity and Finance activities, together with our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED (MILLIONS)	2010	2009	2010	2009
Restructuring	$681	$613	$109	$32
Real estate finance and lending	435	436	52	33
Other investments	589	582	20	47
Brookfield’s IFRS value	1,705	1,631	181	112
Values not recognized under IFRS	450	400	—	—
Brookfield’s invested capital	$2,155	$2,031	$181	$112

Net invested capital was largely unchanged. Carrying values are based on the amortized cost for loans and fair value for owned properties. A number of investments are carried at historical book value and depreciated for IFRS purposes, and have an incremental unrecognized value as reflected by publicly available share prices and comparable valuations. We include these incremental amounts as “values not recognized under IFRS.”

Restructuring

We operate three restructuring funds with total invested capital of $1.4 billion and uninvested capital commitments from clients of $370 million. Our share of the net invested capital is $681 million.

The portfolio consists of nine investments in a diverse range of industries. Our average investment is $62 million and our largest single exposure is $225 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital. We sold our investment in Concert Industries (“Concert”) in the first quarter of 2010 to a strategic purchaser and recognized a $36 million gain.

Our share of the operating cash flow produced by these businesses during 2010 excluding the Concert disposition gain was $73 million, compared to $32 million in 2009. Profitability improved within our portfolio companies due to restructuring initiatives and improved economic circumstances which have led to higher volumes. In particular, we have made significant efforts to improve the cost structure and optimize inventory levels in these businesses and we are seeing the benefit of that in the results.

These operating improvements, combined with increased acquisition activity and comparable transaction values imply unrealized fair value gains of approximately $275 million above carried costs, which in most cases reflect depreciated historical book values and distress acquisition prices. These values are consistent with those presented to our investors and included in the financial statements of our funds.

Real Estate Finance and Bridge Lending

We operate two real estate finance funds with total committed capital of approximately $1.3 billion. We also originate and manage bridge loans in a variety of industries for institutional clients and ourselves. Our share of capital invested in these operations was $435 million at December 31, 2010 (December 31, 2009 – $436 million).

These activities contributed $52 million of net operating cash flow and gains during 2010 compared to $33 million during 2009. We recorded net disposition and revaluation gains of $14 million during the year.

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Total real estate finance investments	$2,709	$2,790	$162	$67
Less: borrowings	(1,507)	(1,699)	(55)	(25)
Less: co-investor interests	(828)	(755)	(75)	(22)
	374	336	32	20
Bridge lending	61	100	20	13
Net investment in real estate finance funds	$435	$436	$52	$33

42    BROOKFIELD ASSET MANAGEMENT

We have been careful to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer-term horizon. We have matched terms in respect of asset and liability positions with an overall asset and liability duration of two years. In addition, both our asset returns and net corresponding liabilities are subject to changes in short-term floating rates.

Other Investments

We own a number of investments which will be sold once value has been maximized or integrated into our core operations. Although not core to our broader strategy, we occasionally make investments of this nature while divesting more mature assets.

The net operating cash flow and gains from these investments in 2010 totalled $20 million, compared to $47 million for 2009. The 2010 results include an $85 million gain related to the disposition of 8.7 million common shares of Norbord Inc. (“Norbord”) offset by operating losses and a restructuring charge in respect of under-performing industrial businesses. The 2009 results reflect a $65 million gain related to the disposition of 10 million common shares of Norbord.

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Industrial and forest products	$265	$256	$17	$40
Infrastructure	83	81	6	6
Business services	173	174	(6)	6
Property and other	68	71	3	(5)
	$589	$582	$20	$47

Our largest industrial investment is a 63% fully diluted interest in Norbord, which is the lowest cost manufacturer of oriented strand board in North America. The market value of our investment in Norbord at year-end was approximately $465 million based on stock market prices, exceeding our carrying value of $237 million by approximately $230 million (2009 – $280 million).

ASSET MANAGEMENT AND OTHER SERVICES

Highlights:

•	Increased third-party capital under management to $50 billion;

•	Raised $4 billion of new capital commitments for our unlisted and listed funds;

•	Increased annualized base management fees to $190 million annually; and

•	Generated $249 million of performance-based income.

Capital Under Management

The following table summarizes capital managed for clients and co-investors at the end of the past two years:

	2010			2009
AS AT DECEMBER 31 (MILLIONS)	Core and Value Added	Opportunity and Private Equity	Total	Core and Value Added	Opportunity and Private Equity	Total
Unlisted funds and managed listed issuers
Renewable power generation	$1,428	$—	$ 1,428	$995	$—	$ 995
Commercial properties	3,704	5,176	8,880	3,479	4,600	8,079
Infrastructure	8,292	229	8,521	4,937	69	5,006
Development	—	281	281	—	291	291
Private equity and finance	2,244	930	3,174	3,098	661	3,759
	15,668	6,616	22,284	12,509	5,621	18,130
Public securities	—	—	21,069	—	—	23,787
Other listed entities	—	—	6,580	—	—	5,737
	$15,668	$6,616	$ 49,933	$12,509	$5,621	$ 47,654

2010 ANNUAL REPORT    43

Unlisted Funds and Managed Listed Issuers

Third-party capital commitments to these funds increased by $4.2 billion during the year to $22.3 billion, reflecting $2.9 billion of additional capital committed to unlisted infrastructure funds, real estate turnaround opportunities and to our private equity and finance funds and increased valuations. We added $1.1 billion of listed capital in December with the merger of Brookfield Infrastructure and Prime Infrastructure and $0.6 billion on the issuance of capital in renewable energy and property funds.

The amounts in the table above include $8.2 billion of capital (2009 – $6.7 billion) that has not been invested to date but which is available to pursue acquisitions pursuant to each fund’s specific mandate. Of the total uninvested capital, $3.1 billion relates to our global real estate turnaround consortium and $3.1 billion relates to our infrastructure funds.

Public Securities

We specialize in fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Our clients are predominantly pension funds and insurance companies throughout North America and Australia.

The following table summarizes client assets under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets:

AS AT DECEMBER 31 (MILLIONS)	2010	2009
Public securities
Fixed income	$13,862	$17,589
Equity	7,207	6,198
	$21,069	$23,787

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and provide us with additional capital to expand these operations. This includes common equity held by others in Brookfield Office Properties, Brookfield Homes and Brookfield Incorporações among others.

Operating Results

The following table summarizes fee revenues earned from clients for our asset management services as well as the net contribution (i.e. net of direct expenses) earned from our construction and property services businesses:

	Net Operating Cash Flow
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Base management fees[1]	$167	$131
Performance-based income[1]	249	(7)
Less: deferred recognition[2]	(224)	29
Investment banking and transaction fees[1]	36	56
Asset management and other fees	228	209
Construction and property services[3]	120	89
	$348	$298
1.	Revenues
2.	Deferred into future years or from prior years, until clawback periods expire
3.	Net of direct expenses

44    BROOKFIELD ASSET MANAGEMENT

Asset Management Fees

We are typically compensated with base management fees and performance-based fees consistent with the parameters outlined in the following table:

AVERAGE FEE STRUCTURE	Base Fee (bps)[1]	Carried Interest	Return Hurdle
Core and value added	100-150	17%	9%
Opportunistic and private equity	150-200	20%	12%
Weighted average	125-150	18%	10%
1.	Basis points

Base management fees increased to $167 million, reflecting the contribution from new funds launched during the past two years and an increase in the capital committed to existing mandates. Annualized base management fees on existing funds and assets under management increased to $190 million at year-end (December 31, 2009 – $140 million) due principally to increases in the capital managed within our infrastructure funds. The weighted average term of these fees is eight years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities.

The following table includes performance returns from third parties that have accumulated based on performance to date and year-end valuations, but are not included in our reported results:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Accumulated-beginning of year	$36	$65
Net accumulation/(reduction) during the year	249	(7)
Less: recorded in operating cash flow	(25)	(22)
Accumulated-end of year	$260	$36

We generated $249 million of performance-based income during the year based on 2010 activity; however, accounting guidelines require us to defer recognition of $224 million of this amount until any clawback periods have expired.

We estimate that approximately $11 million of direct expenses will arise on the realization of the returns that have accumulated to date. The average period of time over which these accumulated returns may be realized is five years, based on the terms of the relevant contracts. We expect that the ultimate receipt of these amounts will not result in any meaningful cash taxes.

Our investment banking services are provided by teams located in the United States, Canada, Australia and Brazil. The group advised on merging and acquisitions, financing and other transactions totalling $7.5 billion in value during 2010, and secured a number of prominent mandates.

Transaction fees include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees. The 2009 results included $25 million in fees from the expansion of our real estate brokerage network.

Construction and Property Services

The following table summarizes the operating results from our construction and property services operations during the past two years:

	Net Operating Cash Flow
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Construction services
Australia	$43	$18
Middle East	49	46
United Kingdom	10	7
	102	71
Property services	18	18
	$120	$89

2010 ANNUAL REPORT    45

The results from our Australian business increased significantly due to a higher level of activity and the release of contingency reserves following the completion of several projects on or under budget. Operating margins in these regions averaged 9% in 2010, prior to 10% of unallocated general and administrative costs.

The remaining work-in-hand totalled $4.3 billion at the end of December 31, 2010 (December 31, 2009 – $3.3 billion) and represented approximately three years of scheduled activity. We secured over $2.9 billion of new projects in Australia and the UK, including hospitals, hotels and commercial office towers which is more than work performed and project completions during the year, whereas the work-in-hand declined in the Middle East due to a number of completions. We continue to pursue a number of new projects which should position us well for future growth.

The following table summarizes the work-in-hand at the end of the year:

AS AT DECEMBER 31 (MILLIONS)	2010	2009
Australia	$2,681	$1,167
Middle East	677	1,075
United Kingdom	960	1,081
	$4,318	$3,323

Property services fees include property and facilities management, leasing and project management and a range of real estate services. Results were consistent between 2010 and 2009.

Asset Management Franchise Value

Over the past ten years we have globalized our asset management operations to the point where we have substantial capital for investment from clients. The value of this franchise is derived from both the cash flows it generates, and the scale of capital it allows us to operate with. This size enables us to compete where few others can, and therefore offers us a competitive advantage in generating greater returns for our clients. On the other hand, global asset management franchises are generally valued at very high multiples of income, in particular those in areas where substantial growth in assets under management is expected to be achieved.

As we provide valuations of our tangible assets through our financial statements, and given the growing value of this “intangible” business, we felt that we should also attempt to produce an estimate of the current value of our operation based on the existing capital under management and the franchise we have. Our estimate is approximately $4 billion, or approximately $7 per share, and we have included this value in our estimate of the intrinsic value of our common equity.

While we have specific assumptions and plans on how we derive this value in each of our operations, the following is a high level analysis:

•	Growth in capital under management in our unlisted funds and managed listed issuers growing at a 10% growth rate over the next 10 years;

•	Annualized gross margin of 150 basis points, as we can add meaningfully to managed capital without a commensurate increase in expenses; and

•	Capitalizing the resultant annualized return at a 15 times multiple.

We will continue to provide information to enable readers to assess our progress and consider these values and assumptions.

CORPORATE CAPITALIZATION AND LIQUIDITY

We continue to maintain elevated liquidity levels because we believe that there will continue to be attractive opportunities to invest. As at December 31, 2010, our consolidated core liquidity was approximately $4.3 billion, consisting of $2.6 billion at the corporate level and $1.7 billion within our principal operating subsidiaries. Core liquidity consists of cash, financial assets and undrawn committed credit facilities. In addition to our core liquidity, we have $8.2 billion of uninvested capital allocations from our investment partners that is available to fund qualifying investments. These levels are very similar to the end of 2009.

46    BROOKFIELD ASSET MANAGEMENT

Cash and Financial Assets

	Net Invested Capital		Net Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Financial assets
Government bonds	$628	$547
Corporate bonds	194	290
Other fixed income	66	115
High-yield bonds and distressed debt	98	694
Preferred shares	267	282
Common shares	328	167
Loans receivable/deposits	212	(167)
Total financial assets	1,793	1,928	$369	$409
Cash and cash equivalents	57	30	—	—
Deposits and other liabilities	(307)	(351)	(58)	(39)
Net investment	$1,543	$1,607	$311	$370

Net cash and financial asset balances declined by $64 million to $1.5 billion since the end of 2009 with most of the decrease occurring during the fourth quarter of 2010. We tendered our holdings of General Growth Properties debt at par value as part of the restructuring of that company, resulting in a lower balance of high yield bond and distressed debt positions at year-end. Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match fund insurance liabilities.

In addition to the carrying values of financial assets, we hold total return swaps and credit default swaps with a notional value of $75 million (December 31, 2009 – $440 million). The carrying value of these derivative instruments reflected in our financial statements at December 31, 2010 was negligible (December 31, 2009 – gain of $3 million). Deposits and other liabilities include broker deposits and a small number of borrowed securities that have been sold short.

Operating cash flow includes disposition gains, mark to market gains on our GGP warrants and realized and unrealized gains or losses on other capital markets positions including fixed income, and equity, securities, credit investments, foreign currency and interest rates.

Corporate Capitalization

We endeavour to maintain a strong, flexible and conservative capitalization that provides stable support for our operations. Our overall capitalization is characterized by: investment-grade financings that have minimal recourse to the Corporation; an emphasis on match funding our long-term assets with long-term, fixed rate, local currency financings; broad access to a diverse range of capital markets; and relatively low levels of corporate debt.

Our objective is to enhance returns for common shareholders while maintaining a prudent leverage profile. The weighted average cost of our corporate borrowings, capital securities and preferred shares during 2010 was 5.17%.

2010 ANNUAL REPORT    47

Our corporate capitalization consists of financial obligations issued or guaranteed by the Corporation, and is set forth in the following table:

	Net Invested Capital		Net Operating Cash Flow[2]
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Corporate borrowings
Bank borrowing and commercial paper	$199	$388	$17	$21
Term debt	2,706	2,205	161	130
	2,905	2,593	178	151
Contingent swap accruals	858	779	99	84
Accounts payable and other accruals/expenses	1,556	2,011	298	271
Capital securities	669	632	36	32
Shareholders’ equity
Preferred equity	1,658	1,144	75	43
Common equity[1]	18,261	16,654	1,388	1,359
	19,919	17,798	1,463	1,402
Total corporate capitalization	$25,907	$23,813	$2,074	$1,940
Debt to capitalization	14%	14%
Interest coverage			6x	7x
Fixed charge coverage			5x	5x
1.	Includes unrecognized values under IFRS
2.	Includes $413 million realization gains in 2010 (2009 - $410 million)

Our deconsolidation capitalization increased by $2.1 billion to $25.9 billion at year-end. Shareholders’ equity increased by $2.1 billion due to operating cash flow and valuation gains, corporate debt increased by $0.3 billion due to the issuance of long-term bonds and other liabilities decreased by $0.3 billion due to the settlement of liabilities related to our insurance operations.

Corporate Borrowings

Corporate debt levels increased due to the issuance of long-term debt to capitalize on low interest rates and changes in foreign exchange on Canadian dollar-denominated borrowings, offset by lower short-term commercial paper borrowings.

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to or backed by $1,445 million of committed revolving term credit facilities. Approximately $174 million (December 31, 2009 – $125 million) of the facilities were also utilized for letters of credit issued to support various business initiatives at quarter-end. The facilities are periodically renewed and extended for three to four-year periods. Currently, $325 million of the facilities are scheduled to expire in 2011 and $1,120 million of the facilities are scheduled to expire in 2012.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile. During October, we issued C$350 million ($340 million) of 10-year notes with a coupon of 5.30%.

Our corporate borrowings have an average term of eight years (December 31, 2009 – eight years) and all of the maturities extend into 2012 and beyond. The average interest rate on our corporate borrowings was 6% at December 31, 2010, consistent with the end of 2009.

			Maturity
AS AT DECEMBER 31, 2010 (MILLIONS)	Average Term	2011	2012	2013	2014 & After	Total
Commercial paper and bank borrowings	1	$—	$199	$—	$—	$199
Term debt	9	—	425	75	2,206	2,706
	8	$—	$624	$75	$2,206	$2,905

48    BROOKFIELD ASSET MANAGEMENT

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $858 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded an amount of $214 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded in interest expense.

The carrying values of capital securities increased to $669 million from $632 million at the end of 2009 due to an increase in the value of the Canadian dollar, in which most of these securities are denominated. The average distribution yield on the capital securities at December 31, 2010 was 6% (December 31, 2009 – 6%) and the average term to the holders’ conversion date was three years as at December 31, 2010 (December 31, 2009 – four years).

Shareholders’ Equity

	Net Invested Capital[1]		Book Value[2]
AS AT DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Preferred equity	$1,658	$1,144	$1,658	$1,144
Common equity	18,261	16,654	12,796	11,809
	$19,919	$17,798	$14,454	$12,953
1. Pre-tax basis, including unrecognized values under IFRS 2. Based on IFRS financial statements

	2010		2009
AS AT DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$12,795	$22.09	$11,809	$20.47
Add back: deferred income taxes	2,216	3.60	2,795	4.60
Values not recognized under IFRS	3,250	5.27	2,050	3.38
Net tangible asset value	18,261	30.96	16,654	28.45
Asset management franchise value	4,000	6.49	3,500	5.75
Total intrinsic value	$22,261	$37.45	$20,154	$34.20

Unrecognized Values

Certain assets and cash flows under IFRS are not reflected at fair value and as a result, we have provided an estimate of the incremental value of these items over their carried values to arrive at a more complete and consistent determination of net asset value. These items include items carried at historical book values such as the values for our property services businesses, renewable power and infrastructure development projects, assets acquired at distressed values that are not otherwise revalued and development land carried at the lower of cost or market.

We do not include the incremental value attributable to our asset management and business franchise in this analysis, even though we believe these activities will contribute to additional cash flow growth and enhancement of our existing and future business activities.

2010 ANNUAL REPORT    49

The following table presents the unrecognized values by operating platform:

AS AT DECEMBER 31 (MILLIONS)	2010	2009	2008
Asset management and other services	$775	$250	$250
Operating platforms
Renewable power generation	600	450	200
Commercial properties	325	—	—
Infrastructure	125	100	—
Development activities	875	750	750
Private equity and finance	450	400	200
Cash and financial assets	—	—	—
Other assets	100	100	100
	$3,250	$2,050	$1,500

The additional value attributed to our service businesses includes a value of $230 million for our property and construction services businesses, based on a multiple of cash flows, and $260 million of accrued performance-based income that we would be entitled to based on current valuations, but which will not be recorded in our financial statements until the applicable clawback or determination period has expired.

Renewable power generation includes increases in valuation of development projects that are carried at historical cost until completion. The incremental value typically arises at key stages of the development process such as regulatory approvals and, in particular, the procurement of long-term power sales agreements.

Our development businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Accordingly, we look to metrics such as stock market valuations and financing appraisals to determine a more current value for these businesses and reflect any excess value as “unrecognized values.”

Our private equity and finance investments include a number of investments in industrial businesses that are carried at depreciated cost because they are consolidated or equity-accounted. In circumstances where the investment is in a publicly listed entity we will typically record the difference between the carried value and the market value as “unrecognized value.”

Asset Management Franchise Value

The value of our asset management franchise is discussed on page 46.

Interest Rates and Currencies

Interest Rates

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates have minimal short-term impact on our cash flows. We do not record changes in the value of our long-term financings, with very limited exceptions. Changes in short-term interest rates will, however, impact the cash flows required to pay interest on floating rate borrowings.

As at December 31, 2010, our net floating rate liability position on a proportionate basis was $4.1 billion (2009 – liability position of $4.1 billion). As a result, a 10-basis point increase in interest rates would decrease operating cash flow by $4 million. We utilize interest rate contracts to manage our overall interest rate profile.

We are required to record certain financial instruments at market value and any changes in value recorded as current income, with the result that a 10-basis point increase in long-term interest rates will result in a corresponding increase in income of $1 million before tax and vice versa, based on our year-end positions.

50    BROOKFIELD ASSET MANAGEMENT

Currencies

The global scale of our operations means that we deploy capital in multiple currencies, the largest being the United States dollar, which is our functional and reporting currency, with most of the remaining capital denominated in Australian, Brazilian and Canadian currencies. We hedge most of our assets through match funding with local borrowings. Our risk management policies do not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long-term ownership profile of our assets. We will, however, enter into hedging arrangements from time-to-time if we believe currency valuations are misaligned and to protect shorter-term capital flows.

As at December 31, 2010, the major components of net tangible asset value invested in non-U.S. currencies consisted of: Australia – $2.7 billion (15%); Brazil – $3.9 billion (21%); and Canada – $2.3 billion (13%). The impact of changes in the value of these currencies is typically recorded through Other Comprehensive Income and included in the Fair Value Change component of our Total Return calculations.

Working Capital

Other Assets

The following is a summary of Other Assets:

	Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2010	2009
Accounts receivable	$222	$260
Restricted cash	132	207
Intangible assets	28	45
Goodwill	194	181
Prepaid and other assets	343	321
	$919	$1,014

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units, and are relatively unchanged from the prior year.

Other Liabilities

The following is a summary of Other Liabilities:

	Net Invested Capital
AS AT DECEMBER 31 (MILLIONS)	2010	2009
Accounts payable	$163	$71
Insurance liabilities	482	721
Other liabilities	911	1,219
	$1,556	$2,011

Other liabilities include $214 million of fair value adjustments in respect of contingent swap accruals. We continue to reduce the level of activity in our insurance business resulting in lower liabilities. Other liabilities include a lower level of forward currency agreement liabilities than the prior year.

Unallocated Operating Costs

Operating costs include the costs of our asset management activities as well as corporate costs which are not directly attributable to specific business units.

	Net
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	Variance
Operating costs	$277	$268	$9
Cash income taxes	21	3	18
	$298	$271	$27

2010 ANNUAL REPORT    51

Outlook

A large portion of our operating cash flow is generated by our renewable power, commercial office and retail and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides for additional stability. Our asset management contracts provide for base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more.

These cash flows are supplemented by earnings from businesses that are more closely correlated with the economic cycle. Some of these are producing results that are significantly below normalized levels as a result of the recent recession, but are expected to produce increased cash flows as areas of the economy such as U.S. home building recovery.

We also record disposition gains from time-to-time. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including substantial presences in the United States, Australia, Brazil and Canada. Accordingly, cash flows will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2011, both positively and negatively, are reviewed in Part 4 of this report.

We believe Brookfield is well positioned for continued growth through 2011 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

52    BROOKFIELD ASSET MANAGEMENT

PART 3 ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

This section contains a review of our consolidated financial statements which are prepared in accordance with IFRS. It contains information to assist the reader in reconciling the basis of presentation in our consolidated financial statements to that employed in the MD&A, as well as a review of certain balances that are not reviewed elsewhere in the MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes the major components of net income on a total basis and also the proportionate amounts that accrue to Brookfield:

	Total		Net[1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009	Variance
Operating cash flow	$1,463	$1,402	$1,463	$1,402	$61
Less: deferred gains[2]	(414)	(410)	(414)	(410)	(4)
	1,049	992	1,049	992	57
Other items
Fair value changes	1,865	(2,268)	1,129	(1,502)	2,631
Depreciation and amortization	(795)	(656)	(693)	(573)	(120)
Deferred income taxes	(43)	287	(31)	247	(278)
Non-controlling interests	(622)	809	—	—	—
Net income (loss) attributable to Brookfield shareholders	1,454	(836)	1,454	(836)	2,290
Non-controlling interests in net income
– operating cash flow	1,119	669	—	—	—
– other items	622	(809)	—	—	—
Net income (loss) attributable to non-controlling interests	1,741	(140)	—	—	—
Net income (loss) as presented in consolidated financial statements	$3,195	$(976)	$1,454	$(836)	$2,290
1.	Net of non-controlling interests
2.	Disposition gains that are recorded in equity for IFRS purposes, as opposed to net income

Consolidated net income for 2010 was $3.2 billion, of which $1.45 billion was attributable to our shareholders and $1.74 billion was attributable to clients and co-investors in consolidated funds and subsidiary operations, which is presented as “non-controlling interests.”

Deferred Gains

IFRS generally precludes the recognition of disposition gains on the sale of interests in controlled subsidiaries if we continue to consolidate the investment after the sale; the gains are recorded directly into equity as opposed to the statement of operations. We consider these gains to be an important component of performance measurement and accordingly include them in the determination of operating cash flow and gains. As such, they become a reconciling item between net income and operating cash flow.

2010 ANNUAL REPORT    53

Fair Value Changes

Fair value changes for each principal operating segment is summarized in the following table:

		Total		Net[1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Operating Segment	2010	2009	2010	2009	Variance
Operating assets
Investment property	Commercial Properties	$1,199	$(1,707)	$624	$(1,128)	$1,752
Standing timber and agriculture	Infrastructure and Development	11	(143)	(8)	(53)	45
Infrastructure	Infrastructure	405	—	113	—	113
		1,615	(1,850)	729	(1,181)	1,910
Other items
Interest rate contracts	Corporate	(58)	74	(58)	74	(132)
Power contracts	Renewable Power	588	3	588	3	585
Redeemable units	Renewable Power	(159)	(244)	(159)	(244)	85
Other	Various	41	(201)	115	(129)	244
		412	(368)	486	(296)	782
		2,027	(2,218)	1,215	(1,477)	2,692
Less: Recognized in operating cash flow		(162)	(50)	(86)	(25)	(61)
		$1,865	$(2,268)	$1,129	$(1,502)	$2,631
1.	Net of non-controlling interests

The net impact of fair value gains in the year totalled $1.1 billion versus a loss of $1.5 billion in 2009 due principally to changes during each year in the value of operating assets.

Investment property values, which include our commercial office and retail properties, improved due to lower discount rates as discussed in the Commercial Property Review in Part 2. The prior year’s loss was primarily the result of a decline in the valuation of our commercial office properties due to decreased rent assumptions and higher discount rates attributed to future cash flows.

The fair value gain for infrastructure represents a one-time revaluation of the underlying assets on completion of the Prime Acquisition.

Changes in the value of the property, plant and equipment employed in our renewable power and infrastructure business are recorded annually through equity, as opposed to net income. Aggregate fair value changes through both net income and equity are summarized on pages 68, 70 and 71.

Interest rate contracts are intended to provide an economic hedge against the impact of increases in long-term interest rates on the values of our long duration interest sensitive physical assets but which are revalued through earnings even if the corresponding assets are not. The U.S. 10-year treasury rate declined from 3.84% to 3.29% during 2010, which led to a $58 million decrease in the net value of these contracts.

The revaluation of certain contracts for the sale of power is recorded through income. The decline in power prices has increased the value of these contracts and partially offset the downward adjustment to the carrying value of the associated facilities which are recorded through equity.

The carrying value of units held by minority shareholders in our renewable power fund are recorded at their quoted stock market value and changes are recorded as fair value changes through net income.

54    BROOKFIELD ASSET MANAGEMENT

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net[1]
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009	Variance
Renewable power generation	$488	$379	$488	$379	$109
Infrastructure	31	16	12	7	5
Development activities	7	2	4	2	2
Private equity and finance	185	183	115	118	(3)
Asset management and other	84	76	74	67	7
	$795	$656	$693	$573	$120
1.	Net of non-controlling and minority interests

Depreciation relates mostly to our renewable power generating operations, with smaller amounts arising from infrastructure operations and industrial businesses held within our private equity and finance operations. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets respectively, as each of these asset classes are revalued on a quarterly basis in net income as part of “fair value changes.”

The increase in depreciation expense compared to 2009 is due to a higher valuation of our renewable power business at the beginning of 2010, the impact of higher exchange rates on our Brazilian and Canadian operations and the development of new facilities. Depreciation in our other operating segments was largely unchanged.

Deferred Income Taxes

Deferred income tax items typically relate to differences between the current tax liability and the tax liability that would otherwise be incurred based on the company’s net income. For example, dividends are generally not taxable, we operate in jurisdictions with different tax rates, and some items such as depreciation may be deducted at different rates and at different times. In addition, deferred income taxes will reflect changes in the value of the our tax pools such as accumulated tax losses and the difference between the carrying value of balance sheet items and their tax bases.

Revenues

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Asset management and other services	$2,521	$1,762
Renewable power generation	1,161	1,150
Commercial properties	2,086	2,090
Infrastructure	867	420
Development activities	2,713	1,881
Private equity and finance	3,802	3,473
Cash, financial assets and other	473	442
	$13,623	$11,218

Asset management and other services revenues increased due to higher volumes in our construction services business, as well as a higher level of base management and transaction fees. The increase in infrastructure revenues is attributable primarily to infrastructure businesses acquired in late 2009. Development revenues reflect higher activity levels in Brazil including a larger number of project completions.

Currency appreciation contributed to increases in revenues in all segments.

2010 ANNUAL REPORT    55

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 67 and 69 in this section. We also provide an analysis in this section of the major balances that differ from those utilized in our segmented review.

Total consolidated assets increased to $78.1 billion as at December 31, 2010 from $65.0 billion at the end of 2009 as shown in the following table:

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2010	2009
Assets
Cash and cash equivalents	$1,713	$1,309
Other financial assets	4,419	5,146
Accounts receivable and other	7,869	4,709
Inventory	5,849	5,560
Investments	6,629	4,466
Property, plant and equipment	18,148	16,723
Investment properties	22,163	19,219
Timber	3,206	2,968
Intangible assets	3,805	1,048
Goodwill	2,546	2,363
Deferred income tax	1,784	1,454
	$78,131	$64,965

The carrying values of our assets increased during 2010, reflecting currency appreciation, increased appraisal values of our commercial office properties, the consolidation of Prime Infrastructure and other investments, ongoing sustaining capital expenditures and investment activities. These increases were partially offset by depreciation and amortization and a reduction in the valuation of our renewable power generation facilities.

Other Financial Assets

Other financial assets include our 22% common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis at a carried value of $698 million.

56    BROOKFIELD ASSET MANAGEMENT

Investments

Investments represent equity accounted interests in partially owned entities as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations:

	Ownership Interest		Carrying Value
(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	$70	$119
Other renewable power generation	50%	23-50%	196	157
Commercial properties
U.S. Office Fund	47%	47%	1,806	934
General Growth Properties	10%	—	1,014	—
245 Park Avenue	51%	51%	580	616
Other commercial properties[1]	20-51%	20-51%	1,421	1,101
Infrastructure
Natural gas pipeline company	26%	—	384	—
Transelec S.A.	28%	28%	373	348
Powerco	42%	—	280	—
Euroports	40%	—	115	—
Prime Infrastructure[2]	—	40%	—	656
Other	25-50%	25-45%	390	535
Total			$6,629	$4,466
1.	Other commercial properties include investments in Darling ParkTrust, E&Y Centre Sydney and FourWorld Financial Center
2.	The company acquired a controlling interest in Prime and commenced consolidation at December 8, 2010

The increase in the carrying value of Investments reflects our investment during the year in General Growth Properties, higher values of the commercial office properties held within our U.S. Office Fund and the investment of additional capital to purchase debt issued by the Fund at a discount.

Accounts Receivable and Other

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2010	2009
Accounts receivable	$3,860	$2,991
Prepaid expenses and other assets	3,222	1,077
Restricted cash	787	641
	$7,869	$4,709

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. The increase in accounts receivable and other assets reflects a substantial increase in balances due and fair value adjustments on contracts to sell power at rates that are higher than current prices and forecasts. The increase in prepaid expenses and other assets reflects the consolidation of Prime Infrastructures $1.9 billion of assets which are classified as held-for-sale. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. Increases in accounts receivable and other also reflect the impact of higher exchange rates on non-U.S. balances.

Property, Plant and Equipment

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2010	2009
Renewable power generation	$12,443	$13,166
Timber	688	737
Utilities	723	209
Transport and energy	1,727	298
Private equity and finance	2,497	2,114
Other property, plant and equipment	70	199
	$18,148	$16,723

2010 ANNUAL REPORT    57

Property, plant and equipment are predominantly comprised of our investment in renewable hydro facilities. The carried value of the facilities declined due to lower valuations offset by the impact of higher exchange rates on our Canadian and Brazilian operations and the development of new facilities. The increase in utility, transport and energy assets reflects the consolidation of several businesses arising from the Prime Acquisition as well as higher valuations. We acquired control of several industrial businesses within our private equity operations and therefore consolidated these assets.

Intangible Assets

Intangible asset values increased by $2.8 billion over the end of 2009 which was primarily the result of foreign exchange revaluation and the consolidation of a regulated coal terminal in Australia following the Prime Acquisition. Under IFRS, regulated rate base assets are classified as intangible assets and are amortized over their useful lives.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. Goodwill increased by approximately $180 million primarily as a result of construction services.

Liabilities and Shareholders’ Equity

The following analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated such as our U.S. Office Fund and several of our infrastructure businesses.

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following table depicts the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the net asset value of our equity and the interests of other investors:

	Deconsolidated		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	2010	2009	2010	2009	2010	2009
Corporate borrowings	$2,905	$2,593	$2,905	$2,593	$2,905	$2,593
Non-recourse borrowings
Property-specific mortgages	—	—	15,956	14,747	23,454	19,712
Subsidiary borrowings[1]	858	779	3,610	3,550	4,007	3,800
Accounts payable and other	1,556	2,011	7,577	7,931	13,088	10,264
Capital securities	669	632	1,188	1,136	1,707	1,641
Non-controlling interests	—	—	—	—	16,301	11,207
Shareholders’ equity[2]	19,919	17,798	19,919	17,798	19,919	17,798
	$25,907	$23,813	$51,155	$47,755	$81,381	$67,015
Debt to capitalization	15%	14%	44%	44%	37%	39%
1.	Includes $858 million (December 31, 2009 – $779 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Pre-tax basis, including unrecognized values under IFRS

Our deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. At year-end, our deconsolidated debt to capitalization was 15% (December 31, 2009 – 14%) which is a prudent level in our opinion. This reflects our strategy of having a relatively low level of debt at the parent company level and financing our operations primarily at the asset or operating unit level with no recourse to the Corporation.

58    BROOKFIELD ASSET MANAGEMENT

Proportionate consolidation which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 44% debt-to-capitalization ratio at year-end (December 31, 2009 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our consolidated debt-to-capitalization ratio is 37% (December 31, 2009 – 39%). This reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. As noted above, it also excludes the debt of equity accounted investees, which results in a lower debt-to-capitalization than the proportionally consolidated numbers.

The table above illustrates our use of subsidiary and property-specific financings to minimize risk. As at December 31, 2010 only 12% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 77% is recourse only to specific assets or groups of assets and 11% is issued by subsidiaries and has no recourse to the Corporation.

We issued $1.7 billion of common and preferred equity in February 2011. On a proforma basis our deconsolidated and proportionately consolidated debt to capitalization levels decline to 14% and 43%, respectively.

The cash flows generated within our operations provides favourable interest and fixed charge coverage ratios, as shown in the following table:

	Deconsolidated		Consolidated
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Corporate borrowings	$178	$151	$178	$151
Contingent swap accruals	99	84	99	84
Property-specific borrowings	—	—	1,266	967
Subsidiary borrowings	—	—	192	193
Operating expenses	298	271	514	447
Capital securities	36	32	94	85
Non-controlling interest	—	—	1,113	669
Shareholders’ equity
Preferred equity	75	43	75	43
Common equity	1,388	1,359	1,388	1,359
	1,463	1,402	1,463	1,402
Total cash flows	$2,074	$1,940	$4,919	$3,998
Interest coverage[1]	6x	7x	3x	3x
Fixed charge coverage[2]	5x	5x	2x	2x
1.	Total cash flows divided by interest on borrowings and swap accruals
2.	Total cash flows divided by interest on borrowings, swap accruals and distributions on capital securities and preferred equity

Corporate Borrowings

We discuss corporate borrowings on page 48.

2010 ANNUAL REPORT    59

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2010	2009	2010	2009
Subsidiary borrowings
Renewable power generation	10	$1,152	$1,144	$1,152	$1,144
Commercial properties	1	757	500	579	551
Infrastructure	2	40	—	148	—
Development activities	3	278	475	278	475
Private equity and finance	4	488	541	955	739
Other	1	37	111	37	112
Contingent swap accruals [1]	5	858	779	858	779
Total	5	$3,610	$3,550	$4,007	$3,800
1.	Guaranteed by the Corporation

Subsidiary borrowings were relatively unchanged on both a consolidated and proportionate basis from year-end. The reduction in borrowings on bank lines in our Canadian residential development business was offset by higher borrowing within our commercial property development operations.

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at December 31, 2010, subsidiary borrowings included $858 million (December 31, 2009–$779 million) of contingent swap accruals that are guaranteed by the Corporation (see page 49).

The following table presents our proportionate share of subsidiary borrowing maturities, based on our ownership interest in the borrowing entity:

AS AT DECEMBER 31, 2010 (MILLIONS)	2011	2012	2013	2014 & After	Proportionate Total
Renewable power generation	$56	$—	$—	$1,096	$1,152
Commercial properties	314	35	340	68	757
Infrastructure	1	32	5	2	40
Development activities	2	—	88	188	278
Private equity and finance	4	155	87	242	488
Other	37	—	—	—	37
Contingent swap accruals	—	—	—	858	858
	$414	$222	$520	$2,454	$3,610

Maturities prior to 2014 consist primarily of shorter-term bank facilities that are renewed in the normal course.

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	Average Term	2010	2009	2010	2009
Renewable power generation	11	$2,818	$3,179	$3,834	$3,861
Commercial properties	4	9,014	7,468	10,689	9,481
Infrastructure	6	1,995	2,063	4,463	1,978
Development activities	2	1,309	1,337	2,632	2,377
Private equity and finance	7	820	700	1,836	2,015
Total	5	$15,956	$14,747	$23,454	$19,712

60    BROOKFIELD ASSET MANAGEMENT

Property-specific borrowings did not significantly change on a proportionate basis and increased on a consolidated basis compared to December 2009 due to currency appreciation, the consolidation of commercial property funds and infrastructure assets due to increases in our ownership levels during the year.

The following table presents our proportionate share of property-specific borrowings maturities, based on our ownership interests in the borrowing entity:

AS AT DECEMBER 31, 2010 (MILLIONS)	2011	2012	2013	2014 & After	Proportionate Total
Renewable power generation	$106	$504	$333	$1,875	$2,818
Commercial properties	1,847	1,496	1,578	4,093	9,014
Infrastructure	173	128	503	1,191	1,995
Development activities	695	248	199	167	1,309
Private equity and finance	56	196	31	537	820
	$2,877	$2,572	$2,644	$7,863	$15,956

Renewable power generation and commercial properties borrowings are modest in relation to the overall scale of the operations and continue to be refinanced on a long-term basis in the normal course of our operations. Development activities include borrowings within our Brazilian, Canadian and U.S. residential businesses that are largely of a working capital nature, financing the ongoing development and construction activities, and are typically repaid as the projects, lots or homes being financed are completed and sold, and then re-drawn against any new projects that we elect to pursue.

Accounts Payable and Other

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2010	2009
Accounts payable	$4,581	$3,697
Other liabilities	5,753	4,130
	$10,334	$7,827

Accounts payable and other liabilities includes amounts payable by the company, deferred revenue, and mark-to-markets on derivative contracts. The increase in accounts payable and other liabilities over the prior year is primarily the result of the expansion of our Brazilian residential operations as well as the consolidation of Prime Infrastructure’s balances, including $1.9 billion of other liabilities associated with assets classified as held-for-sale. Included in other liabilities are $214 million of mark-to-market adjustments (December 31, 2009 – $122 million) in respect of contingent swap accruals, which are further described on page 49.

Capital Securities

Capital securities are discussed on page 49.

		Proportionate		Consolidated
AS AT DECEMBER 31 (MILLIONS)	AverageTerm to Conversion	2010	2009	2010	2009
Issued by the Corporation	3	$669	$632	$669	$632
Issued by Brookfield Office Properties	3	519	504	1,038	1,009
	3	$1,188	$1,136	$1,707	$1,641

2010 ANNUAL REPORT    61

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of three components: participating interests in subsidiary companies, interests held by other holders in our funds, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /% Interest		Book Value
AS AT DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Participating interests in subsidiary companies
Renewable power generation	various	various	$260	$201
Commercial properties
Brookfield Office Properties	253.3 / 49%	252.0 / 49%	4,730	3,137
Property funds and other	various	various	1,795	1,385
Infrastructure
Timber	various	various	1,118	992
Utilities and transport and energy	various	various	2,366	845
Development activities
Brookfield Homes Corporation	11.3 / 38%	11.2 / 40%	136	146
Brookfield Incorporações S.A.	251.5 / 57%	249.7 / 57%	887	785
Brookfield Real Estate Opportunity Funds	various	various	292	251
Private equity and finance	various	various	1,864	1,656
			13,448	9,398
Interest of others in funds
Redeemable units			1,355	899
Limited life funds			207	122
			1,562	1,021
			15,010	10,419
Non-participating interests
Brookfield Australia			476	392
Brookfield Office Properties			562	396
Brookfield Renewable Power Fund			253	—
			1,291	788
			$16,301	$11,207

The value of non-controlling interests in net assets held by other investors increased from $11.2 billion at the end of 2009 to $16.3 billion at the end of the fourth quarter of 2010. Increases in our net asset values due to improved valuations, earnings and currency appreciation gave rise to an increase in the non-controlling interests of a number of our subsidiaries and funds. We also issued $1.1 billion of equity from our listed infrastructure fund to acquire the remaining interests in Prime Infrastructure increasing the non-controlling interests shares of our utility, transport and energy businesses. The increase in redeemable units is due to a sale of additional equity in our Canadian renewable power business as well as an increase in the market valuation of this equity. We issued perpetual preferred shares from Brookfield Office Properties and Brookfield Renewable Power in 2010, resulting in an increase in non-participating interests.

62    BROOKFIELD ASSET MANAGEMENT

Contractual Obligations

The following table presents the contractual obligations of the company by payment periods:

	Payments Due By Period
AS AT DECEMBER 31 (MILLIONS)	Total	Less than One Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt
Property-specific mortgages	23,454	4,331	7,280	3,699	8,144
Other debt of subsidiaries	4,007	620	888	1,151	1,348
Corporate borrowings	2,905	—	698	532	1,675
Capital securities	1,707	179	450	762	316
Lease obligations	120	21	42	20	37
Commitments	1,338	1,338	—	—	—
Interest expense[1]
Long-term debt	8,391	1,682	2,553	1,661	2,495
Capital securities	360	93	145	86	36
Interest rate swaps	670	323	345	3	—
1.	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $1.5 billion (2009 – $1.3 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $147 million (2009 – $244 million) is included as liabilities in the consolidated balance sheets. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

Off Balance Sheet Arrangements

We conduct our operations primarily through entities that are fully or proportionately consolidated in our financial statements. We do hold non-controlling interests in entities which are accounted for on an equity basis, as are interests in some of our funds; however we do not guarantee any financial obligations of these entities other than our contractual commitments to provide capital to a fund, which are limited to predetermined amounts. These entities are listed as Investments on page 57 and our proportionate share of their debt is included in the table on page 60.

We utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets, are disclosed in Note 5 to our Consolidated Financial Statements and under Financial and Liquidity Risks beginning on page 78.

2010 ANNUAL REPORT    63

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2010	2009	2008
Class A Common Shares	$0.52	$0.52	$0.51
Class A Common Shares – special[1]	—	—	0.94
Class A Preferred Shares
Series 2	0.43	0.39	0.83
Series 4 + Series 7	0.43	0.39	0.83
Series 8	0.61	0.56	1.18
Series 9	1.06	0.96	1.02
Series 10	1.39	1.26	1.35
Series 11	1.33	1.21	1.29
Series 12	1.31	1.19	1.27
Series 13	0.43	0.39	0.83
Series 14	1.52	1.47	3.06
Series 15	0.28	0.25	0.99
Series 17	1.15	1.04	1.12
Series 18	1.15	1.04	1.12
Series 21[2]	1.21	1.10	0.58
Series 22[3]	1.70	0.92	—
Series 24[4]	1.25	—	—
Series 26[5]	0.19	—	—
1.	Represents the book value of Brookfield Infrastructure special dividend
2.	Issued June 25, 2008
3.	Issued June 4, 2009
4.	Issued January 14, 2010
5.	Issued October 29, 2010

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Operating Cash Flow		Net Income
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009	2010	2009
Operating cash flow/net income (loss)	$1,463	$1,402	$1,454	$(836)
Preferred share dividends	(75)	(43)	(75)	(43)
	1,388	1,359	1,379	(879)
Capital securities dividends[1]	—	—	36	—
Operating cash flow/net income (loss) available for common shareholders	$1,388	$1,359	$1,415	$(879)

Weighted average – common shares	574.9	572.2	574.9	572.2
Dilutive effect of the conversion of options using treasury stock method	9.6	7.7	9.6	—
Dilutive effect of the conversion of capital securities[1,2]	—	—	23.0	—
Common shares and common share equivalents	584.5	579.9	607.5	572.2
1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at year-end

64    BROOKFIELD ASSET MANAGEMENT

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Outstanding at beginning of year	572.9	572.6
Issued (repurchased)
Dividend reinvestment plan	0.1	0.2
Management share option plan	4.7	1.6
Issuer bid purchases	—	(1.5)
Outstanding at end of year	577.7	572.9
Unexercised options	38.4	34.9
Total diluted common shares at end of year	616.1	607.8

In calculating our book value per common share, the cash value of our unexercised options of $813 million (December 31, 2009 – $634 million) is added to the book value of our common share equity of $12,795 million (December 31, 2009 – $11,867 million) prior to dividing by the total diluted common shares presented above.

Subsequent to year-end, the company issued 27.5 million Class A Shares in connection with the acquisition of $1.7 billion of General Growth Properties common shares. In addition, the company issued 17.6 million Class A Shares for proceeds of C$578 million. As of March 23, 2011 the Corporation had outstanding 624,076,592 Class A Limited Voting Shares (“Class A Shares”) and 85,120 Class B Limited Voting Shares.

2010 ANNUAL REPORT    65

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Operating activities	$1,454	$1,121
Financing activities	854	1,207
Investing activities	(1,904)	(2,188)
Increase in cash and cash equivalents	$404	$140

Operating Activities

Cash flow from operating activities is reported on a consolidated basis in our financial statements, whereas the operating cash flow measure utilized elsewhere in the MD&A reflects only our pro rata share of the underlying cash flow. The following table reconciles these two measures:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Operating cash flow per MD&A	$1,463	$1,402
Operating cash flow attributable to non-controlling interests	1,119	669
Consolidated operating cash flow	2,582	2,071
Less: disposition gains	(414)	(410)
Add / less: net change in working capital balances and other	(714)	(540)
Cash flow from operating activities per financial statements	$1,454	$1,121

We describe the variances in operating cash flow attributable to Brookfield’s net equity elsewhere in the MD&A. Cash flow attributable to non-controlling interests reflects the interests of other investors in the cash flow generated by entities consolidated in our financial statements. The expansion of our activities, particularly in our Brazilian residential business is reflected in the net change in working capital balances.

Financing Activities

During the year we generated $0.9 billion of cash flow from financing activities, compared to $1.2 billion in 2009. We raised $1.3 billion from corporate and subsidiary preferred share issuances, compared with $0.5 billion in 2009. We also issued $1.1 billion of common equity from our infrastructure subsidiary to complete the merger with Prime Infrastructure, however this is not reflected in our cash flow statement because the transaction was completed on a share exchange basis. Net proceeds from common share issues in 2009 includes $1.0 billion issued by our commercial office property and infrastructure subsidiaries.

Net capital provided from non-controlling interests and fund partners totalled $0.8 billion, similar to 2009. We utilized $0.7 billion to reduce subsidiary and property-specific borrowings, which included debt relating to assets sold during the year. Shareholder distributions from the Corporation and consolidated entities totalled $0.8 billion during 2010, an increase of $0.2 billion from 2009 reflecting distributions made to a larger amount of equity issued and outstanding in our subsidiaries during the year.

Investing Activities

We invested $1.9 billion in 2010 compared to $2.2 billion in the prior year. Major outflows of cash in the current year included the recapitalization of General Growth Properties and the acquisition of eight commercial office properties. We also continued to invest in the development of our commercial office development properties and our renewable wind and hydroelectric generation facilities. We acquired $0.5 billion of debt issued by our U.S. Office Fund at a discount to its par value. The 2009 results reflect the $1.1 billion acquisition of a large portfolio of infrastructure businesses, our initial investment in GGP and a number of acquisition and development initiatives completed across our operating platforms.

66    BROOKFIELD ASSET MANAGEMENT

RECONCILIATION BETWEEN CONSOLIDATED AND SEGMENTED FINANCIAL INFORMATION

Balance Sheet	AS AT DECEMBER 31, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,443	$8	$3,138	$1	$2,497	$—	$61	$—	$18,148
Investment properties	—	19,709	222	1,071	1,161	—	—	—	22,163
Timber	—	—	2,726	399	81	—	—	—	3,206
Inventory	8	2	46	5,333	460	—	—	—	5,849
Investments	267	4,811	1,271	188	45	26	21	—	6,629
Cash and cash equivalents	192	349	154	390	481	57	90	—	1,713
Financial assets	55	1,219	(4)	(161)	194	1,542	—	—	2,845
Loans and notes receivable	—	—	—	12	1,337	225	—	—	1,574
Accounts receivable and other	1,477	818	2,216	1,400	833	—	1,125	—	7,869
Intangible assets	125	62	2,904	23	314	—	377	—	3,805
Goodwill	17	347	591	474	42	—	1,075	—	2,546
	14,584	27,325	13,264	9,130	7,445	1,850	2,749	—	76,347
Deferred tax asset	154	329	431	263	109	—	498	—	1,784
Total assets	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$—	$78,131

Liabilities
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,905	$2,905
Non-recourse borrowings
Property specific mortgages	3,834	10,689	4,463	2,626	1,712	130	—	—	23,454
Subsidiary borrowings	1,152	579	148	278	955	35	2	858	4,007
Accounts payable and other liabilities	838	1,191	2,530	2,149	1,168	4	897	1,557	10,334
Deferred tax liability	2,723	558	1,098	283	243	—	—	65	4,970
Interests of others in funds	1,355	—	207	—	—	—	—	—	1,562
Capital securities	—	1,038	—	—	—	—	—	669	1,707
Equity
Non-controlling interests	513	7,003	3,484	1,800	1,795	138	6	—	14,739
Preferred equity	—	—	—	—	—	—	—	1,658	1,658
Common equity	4,323	6,596	1,765	2,257	1,681	1,543	2,342	(7,712)	12,795
Total liabilities and equity	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$—	$78,131

Common equity	$4,323	$6,596	$1,765	$2,257	$1,681	$1,543	$2,342	$(7,712)	$12,795
Deferred income taxes[1]	2,569	(12)	15	52	24	—	(498)	66	2,216
Unrecognized values	600	325	125	875	450	—	875	—	3,250
Net tangible asset value	7,492	6,909	1,905	3,184	2,155	1,543	2,719	(7,646)	18,261
Asset management franchise value	—	—	—	—	—	—	4,000	—	4,000
Intrinsic value	$7,492	$6,909	$1,905	$3,184	$2,155	$1,543	$6,719	$(7,646)	$22,261
1.	Net of non-controlling interests

2010 ANNUAL REPORT    67

Results from Operations	FOR THE YEAR ENDED DECEMBER 31, 2010
(MILLIONS)	Asset Management	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income Gains	Corporate Financing Charges	Consolidated Financial Statements
Asset management and other services Revenues less direct operating costs	$365	$—	$—	$—	$—	$—	$—	$—	$365
Renewable power generation	—	748	—	—	—	—	—	—	748
Commercial properties	—	—	1,182	—	—	100	—	—	1,282
Infrastructure	—	—	—	220	—	1	—	—	221
Development activities	—	—	—	—	527	—	—	—	527
Private equity and finance	—	—	—	—	—	281	—	—	281
Equity accounted investments	—	23	256	204	8	1	2	—	494
Investment and other income	—	—	91	6	8	115	373	—	593
	365	771	1,529	430	543	498	375	—	4,511
Expenses
Interest	—	375	727	141	109	145	19	313	1,829
Other operating costs	—	—	96	27	—	17	—	148	288
Asset management expenses	—	—	—	—	—	—	—	129	129
Current income taxes	—	18	8	3	39	5	3	21	97
Non-controlling interests	17	121	372	129	203	235	42	—	1,119
Operating cash flow	348	257	326	130	192	96	311	(611)	1,049
Disposition gains	—	291	38	—	—	85	—	—	414
Cash flow from operations	348	548	364	130	192	181	311	(611)	1,463
Less: disposition gains	—	(291)	(38)	—	—	(85)	—	—	(414)
Net income before the following	348	257	326	130	192	96	311	(611)	1,049
Depreciation and amortization	—	(488)	(57)	(33)	(8)	(189)	—	(20)	(795)
Fair value changes	—	577	1,031	296	(94)	37	—	18	1,865
Future income taxes	—	(61)	(70)	16	6	(6)	—	72	(43)
Non-controlling interests	—	20	(534)	(244)	19	114	—	3	(622)
Net income	$348	$305	$696	$165	$115	$52	$311	$(538)	$1,454

Total Return and Change in Intrinsic Value	FOR THE YEAR ENDED DECEMBER 31, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Corporate	Total
Cash flow from operations	$348	$548	$364	$130	$192	$181	$311	$(611)	$1,463
Less: preferred share dividends	—	—	—	—	—	—	—	(75)	(75)
Cash flow from common shares	348	548	364	130	192	181	311	(686)	1,388
Fair value changes
Recorded in IFRS statements
Revaluation gains/losses	(51)	(626)	583	139	(15)	133	(7)	(58)	98
Depreciation and amortization	(65)	(488)	(9)	(12)	(4)	(115)	—	—	(693)
Foreign currency	41	48	216	43	94	5	11	(107)	351
Other	—	—	(28)	—	(44)	(14)	—	61	(25)
Unrecognized values	525	150	325	25	125	50	—	—	1,200
Asset management franchise	500	—	—	—	—	—	—	—	500
Total fair value changes	950	(916)	1,087	195	156	59	4	(104)	1,431
Less: gains recorded in operating cash flow	—	(291)	(38)	—	—	(85)	—	—	(414)
Total return	1,298	(659)	1,413	325	348	155	315	(790)	2,405
Capital invested/distributed[1]	(326)	(317)	655	(66)	(317)	(31)	(379)	483	(298)
Net change in intrinsic value	$972	$(976)	$2,068	$259	$31	$124	$(64)	$(307)	$2,107
1.	Represents common share dividends

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Balance Sheet	AS AT DECEMBER 31, 2009
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$13,166	$60	$1,244	$2	$2,114	$—	$137	$—	$16,723
Investment properties	—	16,730	225	1,240	1,024	—	—	—	19,219
Timber	—	—	2,529	358	81	—	—	—	2,968
Inventory	7	3	32	5,115	403	—	—	—	5,560
Investments	276	2,620	1,295	151	51	54	19	—	4,466
Cash and cash equivalents	185	307	56	316	324	30	91	—	1,309
Financial assets	(37)	1,390	54	(148)	375	1,703	—	—	3,337
Loans and notes receivable	—	—	—	—	1,638	171	—	—	1,809
Accounts receivable and other	1,285	461	47	1,285	620	—	1,011	—	4,709
Intangible assets	119	62	306	—	201	—	360	—	1,048
Goodwill	16	340	591	446	34	—	936	—	2,363
	15,017	21,973	6,379	8,765	6,865	1,958	2,554	—	63,511
Deferred tax asset	64	627	16	222	134	—	391	—	1,454
Total assets	$15,081	$22,600	$6,395	$8,987	$6,999	$1,958	$2,945	$—	$64,965

Liabilities
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$2,593	$2,593
Non-recourse borrowings
Property specific mortgages	3,861	9,481	1,978	2,377	1,889	126	—	—	19,712
Subsidiary borrowings	1,144	551	—	475	739	110	2	779	3,800
Accounts payable and other liabilities	741	1,084	240	1,859	974	60	835	2,034	7,827
Deferred tax liability	3,126	999	699	109	184	—	—	115	5,232
Interests of others in funds	899	—	122	—	—	—	—	—	1,021
Capital securities	—	1,009	—	—	—	—	—	632	1,641
Equity
Non-controlling interests	201	4,698	1,836	1,814	1,582	55	—	—	10,186
Preferred equity	—	—	—	—	—	—	—	1,144	1,144
Common equity	5,109	4,778	1,520	2,353	1,631	1,607	2,108	(7,297)	11,809
Total liabilities and equity	$15,081	$22,600	$6,395	$8,987	$6,999	$1,958	$2,945	$—	$64,965

Common equity	$5,109	$4,778	$1,520	$2,353	$1,631	$1,607	$2,108	$(7,297)	$11,809
Deferred income taxes[1]	2,909	63	26	50	—	—	(391)	138	2,795
Unrecognized values	450	—	100	750	400	—	350	—	2,050
Net tangible asset value	8,468	4,841	1,646	3,153	2,031	1,607	2,067	(7,159)	16,654
Asset management franchise value	—	—	—	—	—	—	3,500	—	3,500
Intrinsic value	$8,468	$4,841	$1,646	$3,153	$2,031	$1,607	$5,567	$(7,159)	$20,154
1.	Net of non-controlling interests

2010 ANNUAL REPORT    69

Results from Operations	FOR THE YEAR ENDED DECEMBER 31, 2009
(MILLIONS)	Asset Management and Other Services	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment and Other Income	Corporate Financing Charges	Consolidated Financial Statements
Asset management and other services	$298	$—	$—	$—	$—	$—	$—	$—	$298
Revenues less direct operating costs
Renewable power generation	—	777	—	—	—	—	—	—	777
Commercial properties	—	—	1,059	—	—	—	—	—	1,059
Infrastructure	—	—	—	95	—	—	—	—	95
Development activities	—	—	—	9	147	—	—	—	156
Private equity and finance	—	—	—	—	—	111	—	—	111
Equity accounted investments	—	18	256	73	3	(1)	4	—	353
Investment and other income	—	—	47	24	6	189	417	—	683
	298	795	1,362	201	156	299	421	—	3,532
Expenses
Interest	—	323	607	100	70	86	27	267	1,480
Operating costs	—	—	112	9	—	7	—	123	251
Asset management expenses	—	—	—	—	—	—	—	145	145
Current income taxes	—	24	13	12	(15)	(43)	1	3	(5)
Non-controlling interests	—	97	340	25	59	137	11	—	669
Operating cash flow	298	351	290	55	42	112	382	(538)	992
Disposition gains	—	369	19	7	27	—	(12)	—	410
Cash flow from operations	298	720	309	62	69	112	370	(538)	1,402
Less: disposition gains	—	(369)	(19)	(7)	(27)	—	12	—	(410)
Net income before the following	298	351	290	55	42	112	382	(538)	992
Depreciation and amortization	—	(378)	(42)	(24)	2	(189)	—	(25)	(656)
Fair value changes	—	(243)	(1,543)	(196)	(150)	(68)	—	(68)	(2,268)
Future income taxes	—	133	268	34	(6)	(39)	—	(103)	287
Non-controlling interests	—	5	519	100	9	174	—	2	809
Net income (loss)	$298	$(132)	$(508)	$(31)	$(103)	$(10)	$382	$(732)	$(836)

Total Return and Change in Intrinsic Value	FOR THE YEAR ENDED DECEMBER 31, 2009
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Corporate	Total
Cash flow from operations	$298	$720	$309	$62	$69	$112	$370	$(538)	$1,402
Less: preferred share dividends	—	—	—	—	—	—	—	(43)	(43)
Cash flow from common shares	298	720	309	62	69	112	370	(581)	1,359
Fair value changes
Recorded in IFRS statements
Revaluation gains/losses	(23)	(281)	(841)	(142)	13	(61)	113	1	(1,221)
Depreciation and amortization	(61)	(379)	(6)	(7)	(2)	(118)	—	—	(573)
Foreign currency	91	876	408	119	271	144	—	(167)	1,742
Other	—	—	—	—	—	—	—	6	6
Unrecognized values	—	250	—	100	—	200	—	—	550
Asset management franchise	400	—	—	—	—	—	—	—	400
Total fair value changes	407	466	(439)	70	282	165	113	(160)	904
Less: gains recorded in operating cash flow	—	(369)	(19)	(7)	(27)	—	12	—	(410)
Total return	705	817	(149)	125	324	277	495	(741)	1,853
Capital invested/distributed[1]	287	(1,027)	288	347	653	(68)	(791)	13	(298)
Net change in intrinsic value	$992	$(210)	$139	$472	$977	$209	$(296)	$(728)	$1,555
1.	Represents common share dividends

70    BROOKFIELD ASSET MANAGEMENT

Change in Intrinsic Value

The following table provides an analysis of the change in our intrinsic value during the year and reconciles this amount to Net Income, Other Comprehensive Income and other items in our Consolidated Statement of Changes in Equity:

	Intrinsic Value	Financial Statement Allocation				Intrinsic Value
AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2010: (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Net Income	Other Comprehensive Income	Shareholder Distributions	Other Items[1]	Per Share
Operating cash flow	$1,463	$1,049	$—	$—	$414	$2.37 [5]
Less: preferred share dividends	(75)	—	—	(75)	—	n/a [5]
Operating cash flow for common shares	1,388	1,049	—	(75)	—	2.37
Fair value changes
Revaluation gains/(losses)	98	1,215	(955)	—	(162)	0.16
Depreciation and amortization	(693)	(693)	—	—	—	(1.31)
Foreign currency revaluation	351	—	276	—	75	0.54
Other	(25)	(86)	—	—	61	(0.04)
	(269)	436	(679)	—	(26)	(0.65)
Unrecognized values[3]	1,200	n/a	n/a	—	n/a	2.06
Asset management franchise[2]	500	n/a	n/a	—	n/a	0.80
Total fair value changes	1,431	436	(679)	—	(26)	2.21
Less: gains recorded in cash flow[3]	(414)	—	—	—	(414)	(0.81)
Total return – pre-tax[4]	2,405	1,485	(679)	(75)	(26)	3.77
Common share dividends	(298)	—	—	(298)	—	(0.52)
Deferred income taxes[4]	n/a	(31)	453	—	157	n/a
Total change in intrinsic value[4]	$2,107	$1,454	$(226)	$(373)	$131	$3.25
1.	Other items included in shareholders’ equity
2.	Revaluation of items not reflected at fair value under IFRS
3.	Represents the portion of realization gains not included in equity under IFRS
4.	Values presented on a pre-tax basis
5.	Operating cash flow per share shown net of preferred share dividends

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PART 4 OPERATING STRATEGIES, ENVIRONMENT AND RISKS

In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

OPERATING STRATEGIES AND PERFORMANCE MEASUREMENT

Operating Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. These high quality operating platforms have been established over many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to continue increasing our asset management capabilities by expanding our sources of co-investment capital and clients. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Financing Strategy

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances, such as we have witnessed over the past 18 months.

72    BROOKFIELD ASSET MANAGEMENT

The following are the key elements of our capital strategy:

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization; and

•	Maintain access to a diverse range of financing markets.

Our strategy is to eventually have two flagship entities within each platform, one listed and one unlisted, through which capital will be invested by us and our partners. For example, within our infrastructure operations, we have established Brookfield Infrastructure Partners, a publicly listed entity that has a $3.5 billion market capitalization, and the Brookfield Americas Infrastructure Fund, a private investment partnership with $2.7 billion of committed capital from institutional investors. These two entities are supplemented from time-to-time with additional listed and unlisted niche entities, such as our Latin American country-specific funds and timber funds. This provides us with access to both listed and private equity capital.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancings or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to place a premium on liquidity and allocate capital in a cautious manner.

Key Performance Factors

Our ability to increase our intrinsic value and operating cash flows is impacted by our ability to generate attractive returns on the capital invested on behalf of ourselves and our clients, and our ability to increase the amount of the capital that we manage on behalf of our clients. These two criteria are linked, in that the quality of our investment returns will encourage clients to commit capital to us, and our access to this capital will enable us to pursue a broader range of investment opportunities.

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Investment returns are influenced by a number of factors that are specific to each asset and industry segment. There are however, four key objectives that we focus on across the organization.

•	Acquire assets “for value”: meaning that the projected cash flows and value appreciation of the asset represent an attractive risk-adjusted return to ourselves and our co-investors.

•

Optimize the cash returns and value of the asset on an ongoing basis. In most cases, this is the responsibility of one of our operating platforms, and is evidenced by the return on asset metrics and operating margins.

•

Finance assets effectively, using a prudent amount of leverage. We believe the majority of assets are well suited to support a relatively high level of investment-grade secured debt with long maturity dates given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital.

•

Position our assets so that they can be easily monetized through a sale or refinancing. While we tend to hold our assets for extended periods of time, we endeavour to maximize our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

Expanding our client relationships is impacted not only by our investment returns, as discussed above, but also by the quality of our distribution capabilities and by maintaining a high level of ongoing client service. This involves transparent and timely communication of results, ongoing engagement and responsiveness to client objectives and generation of attractive investment opportunities.

Key Financial Measures and Definitions

Key Performance Measures

Our key performance measure is total return, which is the increase in the intrinsic value of our common equity, together with dividends, on a per share basis. Our goal is to achieve total return exceeding 12% when measured over a long-term basis. We will revisit this target periodically in light of the operating environment at that time to ensure it continues to be realistic and can be achieved without exposing the organization to inappropriate risk.

The amount of co-investor capital commitments is also an important measure. One of our objectives is to expand the amount of capital committed to us by our clients because this provides us with capital to expand our business and also entitles us to earn asset management income based on our ability to successfully invest this capital. Asset management income is an important measure in that it is indicative of the cash flow generated from our asset management activities, which is an important source of potential growth in our operating cash flows.

We utilize operating cash flow as a key operating metric as opposed to net income, principally because operating cash flow does not include certain items such as fair value changes, depreciation and amortization expense, and future income tax expense.

For example, net income includes fair value changes in respect of our commercial properties, timber and financial assets but changes in fair value of renewable power and other infrastructure assets are recorded through equity. Depreciation as prescribed by IFRS, for example, implies these assets decline in value on a pre-determined basis over time, whereas we believe that the value of most of our assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase in value will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period. Future income tax expense, in our case, is derived primarily from changes in the magnitude and quality of our tax losses and the differences between the tax values and book values of our assets, as opposed to current cash liabilities. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future from ongoing operations.

74    BROOKFIELD ASSET MANAGEMENT

Definitions

The following are definitions of the key metrics used in this MD&A to measure performance and assess our operating profile and financial position:

Operating Cash Flow is a key measure of our financial performance. This is not a generally accepted measure under IFRS and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the performance of the underlying operations. We provide this measure to investors as a measurement tool which we believe assists in analysis of the company, in addition to other traditional measures, which we also provide. We recognize the importance of net income as a measure to investors and provide a full reconciliation between these measures.

Net Tangible Asset Values are prepared using the procedures and assumptions that we follow in preparing our financial statements under IFRS. They reflect most of our tangible assets at fair value with corresponding adjustments to non-controlling interests and shareholders’ equity. We have included adjustments to reflect the value of certain assets not carried at fair value under IFRS such as including residential land inventories that are carried at the lower cost or market value and investments that are carried at historical cost and designated these amounts as “Unrecognized Values Under IFRS” in determining underlying value.

We utilize net asset values on a pre-tax basis in assessing the performance of our business. We do this because the tax liabilities established under accounting guidelines are calculated on the basis that we were to liquidate the business based on the same underlying values at the balance sheet date, whereas we have no intention to do this. To the contrary, we expect to hold most of our assets for extended periods of time or otherwise defer this liability. We note that the deferred tax liability is similar in this sense to the float in an insurance company which is available for investment to the benefit of shareholders for an extended period of time or even indefinitely.

Intrinsic Value is equal to the sum of our Net Tangible Asset Value and the value of our asset management franchise, which we discuss in more detail on page 46.

Total Return is equal to the change in our Intrinsic Value over a period together with any distributions to common shares. When expressed as a percentage, the numerator is total return and the denominator is intrinsic value at the beginning of each measurement period.

Invested Capital is the amount of capital, measured based on underlying values, that we have invested in a particular business or asset. It is shown net of the associated financial obligations and interests of other shareholders. We reconcile invested capital to our consolidated financial statements on pages 67 and 69 of the MD&A.

Assets Under Management include assets managed by us on behalf of our clients, as well as our own assets. We invest capital alongside our clients in many of our funds, and we continue to own a number of assets that we acquired prior to the formation of our asset management operations and are therefore not part of any fund. Assets under management are based on underlying values consistent with the balance of the MD&A values. Assets under management also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers.

Co-investor Commitments represent capital that has been committed to us to invest on behalf of the client. We typically, but not always, earn base management fees on this capital from the time that the commitment to the fund is effective, during the period of time until the capital is invested (commonly referred to as the investment period) until such time as the investments are monetized and the proceeds returned to the client. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated.” Committed capital includes invested capital and commitments or allocations that have not yet been invested.

Uninvested Commitments represent capital available to us to invest and form part of our overall liquidity for these purposes.

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BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our common shares. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial, may also impact our operations and financial results.

General Risks

We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a protracted decline in economic conditions will result in downward pressure on our operating margins and asset values as a result of lower demand for the services and products that we provide. We believe that the long-life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.

Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provide some measure of protection in this regard.

A number of our long-life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets by reducing the present value of the cash flows expected to be produced by the asset. We mitigate this risk in part by financing assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues which will, absent all else, tend to increase asset values.

The trading price of our common shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our common shares; dilution from the issuance of additional equity; investor perception of our business and industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations have, in the past, and may, in the future, adversely affect the trading price of our common shares.

Execution of Strategy

Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and our co-investors, with the objective of achieving higher returns on our invested capital and our asset management activities over the long-term. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength.

We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations, with a keen focus on the preservation of capital to protect our downside risk. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.

The successful execution of a value investment strategy requires careful timing and business judgement, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry.

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We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related benefits. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.

We develop property, power generation and other infrastructure assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must comply with local, state and federal laws and regulations concerning the protection of health and the environment, including laws and regulations with respect to hazardous or toxic substances. These environmental laws and regulations sometimes result in delays, which cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.

Our asset management business is also subject to regulatory compliance and oversight. The advisers of our private investment funds are registered as investment advisers with the U.S. Securities and Exchange Commission (the “SEC”). Registered investment advisers are subject to the requirements and regulations of the Investment Advisers Act of 1940 (the “Advisers Act”), including, among other things, fiduciary duties to clients, maintaining an effective compliance program, record-keeping, advertising and operating requirements, disclosure obligations and general anti-fraud prohibitions. A failure to comply with such obligations could result in investigations, sanctions and reputational damage.

Our ability to successfully expand our asset management activities is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves, there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.

The decline in market value of financial instruments and other investments during the financial crisis of 2008-2009 had an adverse effect on the investment portfolios of the insurance companies, pension funds, endowments, sovereign wealth funds and other institutional investors that we seek to partner with in our investments. Although this situation improved due to strong capital market returns during 2010, certain of these investors may still be managing issues that affect their ability to make new capital commitments. In the long run, we believe that investors will be increasingly attracted to our approach to asset management which focuses on high quality real return assets, conservative financing and an operations-based approach to creating value.

Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure is essential to responding promptly to opportunities and challenges as they arise. We believe that our hiring and compensation practices encourage retention and teamwork, and reward executives for performance over the long term in a manner that places an appropriate emphasis on risk management, and encourages, and appropriately matches rewards, with long-term value creation.

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We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have different economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.

Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. In addition, the sale or transfer of interests in some of our assets or entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Although such provisions may at times work in our favour, such rights may also be triggered at a time when we may not want to sell but may also be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time-frame or on any other desired basis.

Financial and Liquidity Risks

We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly typically fund shorter-duration floating rate assets with shorter-term floating rate debt and fund long-term fixed rate and equity-like assets with long-term fixed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.

Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including, the estimated cash flow of our assets; the value of our assets; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. We attempt to mitigate these risks through the use of long-term debt and by diversifying our maturities over an extended period of time. We also strive to maintain adequate liquidity to refinance obligations.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, rating levels. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or dispose of one or more of our assets on disadvantageous terms. Moreover, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.

A large proportion of our capital is invested in physical assets which can be hard to sell, especially if local market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.

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We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity which may reduce our ability to pursue further acquisitions or meet other financial commitments.

We periodically enter into joint venture, consortium or other arrangements that have contingent liquidity rights in our favour or in favour of our counterparties that may have implications for us. These include buy-sell arrangements, put and call rights, en-bloc sale rights, registration rights and other customary arrangements. A counterparty may seek to exercise these rights in response to their own liquidity considerations or other reasons internal to the counterparty. Our agreements generally have embedded protective terms that mitigate the risk to us. However, in some circumstances we may need to utilize some of our own liquidity in order to preserve value or protect our interests.

We enter into financing commitments in the normal course of business and, as a result, may be required to fund these commitments. Although we do not typically do so, from time-to-time we guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments, this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements.

We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position.

We selectively utilize credit default swaps and other derivatives to hedge financial positions and may establish unhedged positions from time-to-time. These instruments are typically utilized as a hedge or an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective. However, derivatives are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions.

Renewable Power Generating Operations

Our power generating operations, which are primarily hydroelectric generating facilities, are subject to changes in hydrology and price, but also include risks related to equipment and dam failure, counterparty performance, water rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows. In 2010, we experienced particularly low water levels at our North American power generating operations, which resulted in returns below expectations. Hydrology varies naturally from year to year and may also change permanently because of climate change or other factors, and a natural disaster could impact water flows within the watersheds in which we operate.

A significant portion of our power generating operation revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of external factors. As a result, we cannot accurately predict future electricity prices.

A significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity

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prices. If, however, for any reason any of the counterparties are unable or unwilling to fulfill their contractual obligations, we may not be able to replace the agreement with an agreement on equivalent terms and conditions.

There is a risk of equipment failure or dam failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant amounts of capital and other resources. Such failures could result also in exposure to significant liability for damages.

We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water. Significant increases in water rental costs or fees or changes in the way that governments regulate water supply could have a material adverse effect on our financial condition.

The operation of our generation assets is subject to extensive regulation by various government agencies at the municipal, provincial, state and federal level. As legal requirements frequently change and are subject to interpretation and discretion, we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law or regulation could require additional expenditure to achieve or maintain compliance. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects.

Our power generation assets could be exposed to effects of significant events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could limit our ability to generate or sell power. In certain cases, some events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.

Commercial Office Properties

Our strategy is to invest in high quality commercial office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the commercial office property business.

Commercial office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial office properties are typically subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

Our commercial office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the long-term outlook for commercial office rents is positive, it is possible that rental rates could decline, tenant bankruptcies could increase or that renewals may not be achieved particularly in the event of a protracted disruption in the economy such as the onset of a recession. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature.

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Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our commercial office property operations have insurance covering certain acts of terrorism for up to $2.5 billion of damage and business interruption costs for our U.S. commercial office properties, up to C$1 billion for our Canadian commercial office properties and up to $700 million for our Australian commercial office properties. We continue to seek additional coverage equal to the full replacement cost of our North American assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

Utilities

Our utilities infrastructure operations, which include electricity transmission systems, coal terminal operations, and electricity and gas distribution companies, are located in Australia, Chile, Canada, Europe and New Zealand. Our utilities operations consist of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract.

Some of our utilities infrastructure operations are regulated with respect to revenues and they recover their investment in assets through tolls or regulated rates which are charged to third parties. Current tolls and regulated rates are reviewed by the applicable regulatory agency on a regular basis. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge or the amounts of the provisions we are allowed to collect, we may not be able to earn a rate of return on our businesses that we had planned or we may not be able to recover our initial investment cost. If our utilities operations in these jurisdictions require significant capital expenditures to maintain our asset base, we may not be able to cover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and costs are not fully recovered through the regulatory framework.

Our utilities operations involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. This is due to the essential nature of the services provided by our utilities operations and the fact that the services are usually provided on a monopoly or near monopoly basis. The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, with a view towards enhancing national security, can substantially affect our utilities operations or a project. In addition, a decision by a government or regulator to regulate previously unregulated assets may significantly change the economics of our utilities operations.

Some of our utilities operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be materially adversely affected by any material change in the assets, financial condition or results of operations of such customers.

Our utilities operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licences and rights of way necessary for our utilities operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

Transport and Energy

Our transport and energy infrastructure operations, which include a natural gas pipeline and storage system, port facilities and a rail operation, are primarily located in the U.S., Europe and Australia. Our transport and energy operations consist of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. Our transport and energy businesses are comprised of businesses with price ceilings as a result of regulation, such as our natural gas pipeline and storage system and rail operations, as well as unregulated businesses, such as our ports.

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General domestic and global economic conditions affect international demand for the commodities handled by our transport and energy operations and may lead to bankruptcies or liquidations of one or more large customers of our transport and energy operations which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects. We and our customers are also exposed to certain uncontrollable events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage and terrorism. Although we attempt to protect our revenue through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, such as at our rail operations, this is not always possible or fully effective.

Some of our transport and energy operations are subject to a review of their respective access and pricing arrangements on a periodic basis. The terms of new access and pricing arrangements may result in changes to the revenue or profitability of such operations.

Our transport and energy operations may require substantial capital expenditures in the future. Any failure to make necessary capital expenditures to maintain our operations in the future could impair the ability of our transport and energy operations to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover such investments based upon the rates our operations are able to charge.

Like some of our utilities infrastructure operations, our transport and energy operations have customer contracts as well as concession agreements in place with public and private sector clients. There is a risk of default on those contractual arrangements by such clients. As well, our operations with customer contracts could be materially adversely affected by any material change in the assets, financial condition or results of operations of such customers.

Our transport and energy operations require large areas of land on which to be constructed and operated, similar to our utilities infrastructure operations. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licenses and rights of way necessary for our transport and energy operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners.

Timberlands

The financial performance of our timberland operations depends on the state of the wood products and pulp and paper industries. Financial performance is therefore susceptible to adverse macro-economic conditions or recessions in the jurisdictions in which our products are sold. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for our customers. Depressed commodity prices for lumber, pulp or paper or market irregularities may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber as well as the volume of our timber that we may be able to sell. In addition to impacting our timber operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets. We endeavour to keep our harvest plans flexible so that we can reduce harvest levels when prices are low with the objective of deferring sales until prices recover; however there is no certainty that we will be successful in this regard.

Weather conditions, industry practices, timber growth cycles, access limitations, aboriginal claims and laws and regulations associated with forestry practices, sale of logs and environmental matters, may restrict our harvesting, road building and other activities on the timberlands owned by our timber operations, as may other factors, including damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates in value over time. If management’s estimates of merchantable inventory are incorrect, harvesting levels on our timberlands may result in depletion of our timber assets.

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Residential Properties

We have residential land development and homebuilding operations located in Canada, Brazil, United States and Australia. These operations are concentrated in areas which we believe have positive long-term demographic and economic characteristics. Despite this, 2010 was another challenging year for the U.S. housing industry, as the downturn in the housing market continued.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, Virginia, Alberta and Brazil where we derive a large proportion of our residential property revenue.

Virtually all of our homebuilding customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates in North America have recently been at or near their lowest levels in many years. Despite this, and given the volatility experienced in the mortgage markets in the U.S. and by many lenders, fewer loan products and tighter loan qualification requirements have made it more difficult for borrowers to procure mortgages.

Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which in the U.S. has resulted in reduced demand for new homes. As a result, rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the price at which we can sell them.

Private Equity and Finance

Our private equity and finance operations are focused on the ownership and management of securities and businesses that are supported by underlying tangible assets and cash flows. We are therefore subject to the performance of these businesses and assets, which are subject to their own industry and operating risks. The principal risks for the private equity and finance business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.

Unfavourable economic conditions could have a significant impact on the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we believe we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which may protect us from loss.

Other Risks

As an owner and manager of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending threatened claims relating to environmental conditions at our properties. We have made and will

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continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, from time-to-time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations. We carry various insurance coverages that provide comprehensive protection for first-party and third-party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.

There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or under insured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any mortgage or other indebtedness on such properties to the extent the borrowers have recourse beyond the specific asset or operations being financed.

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injuries, property damage, property taxes, land rights and contract and other commercial disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. We believe that we are not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on our consolidated financial position or results.

Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.

The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to not become an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.

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In June 2010, the SEC enacted a new rule under the Advisers Act addressing “pay to play” practices in the selection of investment advisers to manage the assets of U.S. state and local government entities. The rule effectively prohibits investment advisers who advise or seek to advise government entities, as well as certain personnel of such advisers, from making, or causing to be made, greater than de minimis political contributions to government officials with authority or influence over the hiring of investment advisers. Contributions made in violation of this rule will result in a two-year “time out” period following the contribution date, during which the investment adviser will not be permitted to receive compensation for providing advisory services to such government entity. Advisers are required to adopt policies and procedures reasonably designed to prevent a violation of the rule and to keep certain records in order to enable the SEC to determine compliance with the rule. In addition, there have been similar rules on a state level regarding “pay to play” practices by investment advisers. Any failure on our part to comply with these rules could expose us to significant penalties and reputational damage.

There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the United States, but primarily in the foreign countries in which we have invested, can have a major impact on us as a global company.

A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of our ability to maximize the efficiency of our operations, which could have an adverse effect on our operations and financial results.

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PART 5 SUPPLEMENTAL INFORMATION

INTERNATIONAL FINANCIAL REPORTING STANDARDS

We adopted IFRS effective January 1, 2010 and have prepared our financial statements in this annual report using IFRS accounting policies. Prior to the adoption of IFRS our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

IFRS are premised on a conceptual framework similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. Our adoption had a substantial impact on our consolidated balance sheets and statements of operations. In particular, our opening balance sheet reflects the revaluation of substantially all of our fixed assets to their fair values as at January 1, 2009. The revaluation is the result of the policies we adopted under IFRS requiring certain assets to be measured at fair value in addition to using fair value as the cost base for our transition to IFRS. Additionally, these changes to the opening balance sheet required that a corresponding tax asset or liability be established based on the resultant differences between the carried value of these fixed assets under IFRS and their associated tax bases. In aggregate, these increases and the application of various policies under IFRS that differ from Canadian GAAP increased our common equity by $6.4 billion as at January 1, 2009. Note 3 of our financial statements provides detailed reconciliations between Canadian GAAP and IFRS of equity as at January 1 and December 31, 2009 and of net income for the year ended December 31, 2009. These reconciliations provide explanations of each major difference.

The following discussion highlights the significant new standards that we have adopted under IFRS and the effect on our comparative period results of operations and financial position as previously reported under Canadian GAAP as well as the possible effects going forward.

Revaluation of Assets

IAS 16 Property, Plant and Equipment (“IAS 16”) allows an entity to apply either the revaluation or cost method to individual classes of fixed assets. Under the revaluation method property, plant and equipment are measured at their fair values. Increases and decreases in fair value are recorded directly to equity, except where an asset decreases below its historic depreciated cost, in which case the difference between its historic depreciated cost and fair value is recorded as an impairment loss in net income. We record depreciation expense in net income based on the fair value at the beginning of the reporting period over the estimated useful life of the asset. To the extent an asset’s fair value is maintained or increases the accumulated depreciation related to such asset is effectively reversed, increasing the carried value of the asset although as noted above, the appraisal increase is recorded through equity.

We have applied the revaluation method to our renewable power generation facilities, transmission assets and certain other assets within our infrastructure businesses. All other property, plant and equipment will be accounted for using the cost method, which is similar to Canadian GAAP. We have chosen to use the revaluation method for assets that are long term in nature and in our view, tend to appreciate, as opposed to depreciate in a prescribed manner, over time. Accordingly, we believe that the revaluation method provides a more accurate account of our asset base, especially for assets that we have owned for a long period of time. To the extent the fair value of these assets increase or decrease in the future, the impact thereof will be reflected in the carrying value of such assets and within our equity base and can be included in determining net asset value reporting to shareholders. The use of the revaluation method increased common equity by $8.0 billion as at January 1, 2009.

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Fair Value of Investment Property

Significant portions of our operating assets are considered investment properties under IAS 40, Investment Property (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production or supply of goods or for sale in the ordinary course of business. For IFRS, our commercial properties, commercial development properties, opportunity investments, higher-and-better use lands within our timber business and certain other assets are classified as investment property. Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment property. Under the fair value model changes in fair value are recorded in net income in the period of change, whereas the cost model is similar to the accounting for such assets under Canadian GAAP (i.e. the application of depreciation). We have chosen the fair value model to account for investment property under IFRS. This choice reflects our belief that our portfolio of properties generally fluctuates in value as opposed to depreciating in a prescribed manner and because the fair value of investment property can be determined with a reasonable degree of accuracy this policy provides better information as to our asset base and of our performance in respect of the value of our portfolio of investment properties over time. We determined the fair value of investment property at January 1, 2009 to be approximately $1.2 billion greater than the carrying value under Canadian GAAP, net of intangible assets and straight-line rent recorded under Canadian GAAP. To the extent the fair value of properties increases or decreases in the future, net income will be correspondingly affected in the period of change offset by a related charge in deferred tax.

Timber

Under IFRS standing timber is considered a biological asset under IAS 41 Agriculture (“IAS 41”) and is recorded at net fair value which is fair value less estimated costs to sell. Other fixed assets within our timber business are recorded separately as property, plant and equipment or investment property. Changes in fair value or costs to sell after initial recognition are recognized in net income in the period in which the change arises.

Financial Instruments

The transition to IFRS has resulted in certain presentation and measurement differences for various financial instruments, the most significant of which relate to securities with redemption features held by non-controlling interests and available-for-sale equity securities not traded in an active market. The company’s Canadian Renewable Power Fund is an open-ended mutual fund trust and accordingly its units provide for a redemption feature allowing holders to redeem their units from the Fund for an amount based on the market price of the units. Under IFRS, the units held by others are presented as interests of others in funds outside of equity and are measured at their redemption amount with changes in the redemption amount recorded in net income in the period of the change. At January 1, 2009, December 31, 2009 and December 31, 2010 the amount of non-controlling interest recorded outside of shareholders’ equity related to these units was $0.5 billion, $1.0 billion, and $1.6 billion, respectively. To the extent the traded price of units increases or decreases, we will recognize a loss or gain, respectively, in net income.

Additionally, under Canadian GAAP certain securities held by the Company that were not traded in an active market were measured at cost. Under IFRS these securities are carried at their estimated fair value with changes in fair value recorded in net income in the period of change. This difference resulted in an increase to shareholders’ equity at January 1, 2009 and December 31, 2009 of $0.3 billion and $0.4 billion, respectively.

Deconsolidation of Certain Entities and Joint Ventures

Our transition to IFRS impacted the basis for which we accounted for certain entities that for Canadian GAAP we either consolidated or equity accounted. Under Canadian GAAP we determined whether we should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS there is no concept of a VIE. We consolidate an entity only if it is determined to be controlled by us and if we obtain a benefit from that control. Control is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control.

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Furthermore, IAS 31 Interests in Joint Ventures (“IAS 31”) allows an entity to choose whether it will proportionately consolidate or equity account joint ventures in entities over which we have joint control. Under Canadian GAAP we proportionately consolidated these joint ventures, however, for IFRS we equity account our interests. The changes described above do not impact our common equity or net income attributable to common shareholders.

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value and are recognized in the consolidated financial statements.

ASSESSMENT AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has evaluated the effectiveness of the company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

DISCLOSURE CONTROLS

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators National Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2010 in providing reasonable assurance that material information relating to the company and the consolidated subsidiaries would be made known to them within those entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; effectiveness of financial hedges for accounting purposes; and fair values for recognition, measurement and disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Strategy, Environment and Risks section of this report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on critical accounting policies, see our significant accounting policies contained in Note 2 to the Consolidated Financial Statements and International Financial Reporting Standards as described above.

88    BROOKFIELD ASSET MANAGEMENT

FUTURE CHANGES IN ACCOUNTING POLICIES

I.	Financial Instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

II.	Related Party Disclosures

On November 4, 2009 the IASB issued a revised version of IAS 24 Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company has not yet determined the impact of the change to IAS 24 on its financial statements.

III.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

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QUARTERLY RESULTS

Total revenues, net income (loss) for the eight recently completed quarters are as follows:

	IFRS
		2010				2009
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	$3,957	$3,841	$3,081	$2,744	$3,792	$2,844	$2,549	$2,033
Fees Earned	126	90	78	71	123	65	58	52
Revenues less direct operating costs
Renewable power	188	157	164	239	217	141	208	211
Commercial properties	366	337	300	279	344	258	240	217
Infrastructure	76	40	58	47	21	25	18	31
Development	169	176	112	70	80	12	74	(10)
Private equity and finance	13	90	104	74	21	18	34	38
Equity accounted income	132	126	121	115	144	44	91	74
Investment and other income	85	193	173	142	159	190	187	147
	1,155	1,209	1,110	1,037	1,109	753	910	760
Expenses
Interest	517	452	433	427	395	383	367	335
Operating costs	121	94	109	93	122	87	91	96
Current income taxes	13	38	25	21	(44)	(2)	30	11
Non-controlling interest in net income before the following	315	271	318	215	292	136	151	90
Income prior to other items	189	354	225	281	344	149	271	228
Fair value changes	1,792	(54)	(1)	128	279	(873)	(887)	(787)
Depreciation and amortization	(215)	(193)	(208)	(179)	(173)	(161)	(137)	(185)
Future income taxes	(10)	(36)	39	(36)	(33)	177	92	51
Non-controlling interest in the foregoing items	(667)	41	34	(30)	(202)	291	319	401
Net income (loss)	$1,089	$112	$89	$164	$215	$(417)	$(342)	$(292)

Cash flows from operations for the eight recently completed quarters are as follows:

				IFRS
		2010				2009
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Income before the following	$189	$354	$225	$281	$344	$149	$271	$228
Disposition gains	227	—	102	85	21	346	23	20
Cash flow from operations and gains	416	354	327	366	365	495	294	248
Preferred share dividends	22	18	19	16	14	12	9	8
Cash flow to common shareholders	$394	$336	$308	$350	$351	$483	$285	$240
Common equity – book value	$12,795	$12,222	$11,695	$12,055	$11,809	$11,760	$11,580	$10,962
Common shares outstanding	577.6	576.1	574.9	574.0	572.9	572.1	572.0	571.8
Per common share
Cash flow from operations	$0.67	$0.57	$0.53	$0.60	$0.60	$0.83	$0.49	$0.42
Net income (loss)	1.80	0.16	0.12	0.25	0.35	(0.75)	(0.62)	(0.52)
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Book value[1]	22.09	21.15	20.29	20.93	20.47	20.38	20.02	18.93
Market trading price (NYSE)	33.29	28.37	22.62	25.42	22.18	22.71	17.07	13.78
1.	Excludes dilution from capital securities which the Company intends to redeem prior to conversion

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The company’s quarterly operating cash flows and net income are impacted by seasonality from certain of its operating platforms, mark-to-market adjustments of the company’s commercial properties and timber assets, as well as financial assets which are recorded at fair value. The quarterly variances in our operating platforms, including variances between the fourth quarter of 2010 and 2009, reflect the following:

Our renewable power generation operations are impacted by seasonal water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during the fall and spring and associated reductions in demand for electricity. Net operating income decreased by $29 million in the fourth quarter of 2010 compared to the same period in 2009 as a result of lower hydrology in some of our higher priced markets.

Commercial properties tend to produce consistent results due to the long-term nature of the contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains as was the case in the third and fourth quarter of 2010 and the fourth quarter of 2009. The increased level of net operating cash flow in the fourth quarter of 2010 is the result of a $57 million gain recognized on the disposition of certain of the company’s non-core North American assets, whereas the fourth quarter of 2009 included $27 million of lease termination income.

Infrastructure revenues include the net operating income from our Utilities, Transport and Energy, and Timber operations. Our Utilities, Transport and Energy operations increased over the prior year as a result of our increased ownership of a global portfolio of infrastructure businesses in the fourth quarter of 2009 and a follow-on acquisition of the remaining interests in the fourth quarter of 2010.

The company’s residential operations are included in development operations and tend to be seasonal in nature, with the fourth quarter typically the strongest as most of the construction is completed and homes are delivered. The company’s residential operations recognize revenue at the time of delivery, as opposed to over the life of the project, and as a result, operating income varies depending on the number of projects completed in a particular quarter. This can have a noticeable impact on the results from our Brazilian operations which involve the development of multi-unit condominium buildings as opposed to single-family dwellings. The higher amount of income in the fourth quarter of 2010 in comparison to the same period in the prior year is a result of the higher amount of sales and deliveries in the company’s Canadian and Brazilian residential operations.

Our private equity and finance operations results tend to fluctuate on a quarterly basis as a result of certain of the underlying investments having seasonal operations as well as the timing of acquisitions and dispositions of operations.

Other variances on a quarterly basis include the company’s investment and other income, interest expense and fair value changes. Investment income varies on a quarterly basis depending on mark-to-market gains as well as the timing of recognition of certain disposition gains. The increase in interest expense in the current quarter is a result of the consolidation of a number of infrastructure businesses as well as an increase in interest payments on a higher amount of debt issued and outstanding, albeit at lower interest rates. Fair value changes include the non-cash mark-to-market of the company’s commercial property, timber assets and power sales contracts, in addition to the fair value changes of certain of the company’s other financial liabilities. Fair value adjustments in the current quarter include the following: an $846 million gain on commercial property valuations, primarily the result of decreased discount rates; a $405 million gain on the revaluation of the underlying assets on completion of the Prime Acquisition and a $476 million gain on the revaluation of the company’s power contracts.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles as defined in Regulation 240.13a-15(f) or 240.15d-15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2010, Brookfield’s internal control over financial reporting is effective in all material respects. Management excluded from its assessment the internal control over financial reporting at Prime Infrastructure and Ainsworth Lumber Co., which were acquired during 2010, and whose total assets, net assets, total revenues, and net income on a combined basis constitute approximately 11%, 10%, 2% and 5% respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2010.

Brookfield’s internal control over financial reporting as of December 31, 2010, has been audited by Deloitte & Touche LLP Independent Registered Chartered Accountants, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2010. As stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2010.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 23, 2011	Chief Executive Officer	Chief Financial Officer

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Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Prime Infrastructure and Ainsworth Lumber Co. (“Ainsworth”) which were acquired in December 2010 and May 2010, respectively, and whose financial statements constitute approximately 9% and 1% of net assets, 10% and 1% of total assets, 1% and 1% of revenues, and 5% and nil% of net income, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Prime Infrastructure and Ainsworth. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 23, 2011 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Independent Registered Chartered Accountants
March 23, 2011	Licensed Public Accountants

2010 ANNUAL REPORT 93

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards and, where appropriate, reflect estimates based on management’s judgement. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements set out on pages 96 through 153 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 23, 2011	Chief Executive Officer	Chief Financial Officer

94    BROOKFIELD ASSET MANAGEMENT

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010, December 31, 2009 and January 1, 2009, and the consolidated statements of operations, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended December 31, 2010 and December 31, 2009, and the notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010, December 31, 2009 and January 1, 2009, and its financial performance and cash flows for the years ended December 31, 2010 and December 31, 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Toronto, Canada	Independent Registered Chartered Accountants
March 23, 2011	Licensed Public Accountants

2010 ANNUAL REPORT    95

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(MILLIONS)	Note	Dec. 31, 2010	Dec. 31, 2009[1]	Jan. 1, 2009[1]
Assets
Cash and cash equivalents		$1,713	$1,309	$1,169
Other financial assets	5	4,419	5,146	4,506
Accounts receivable and other	6	7,869	4,709	3,803
Inventory	7	5,849	5,560	4,752
Investments	8	6,629	4,466	4,646
Property, plant and equipment	9	18,148	16,723	15,597
Investment properties	10	22,163	19,219	16,719
Timber	11	3,206	2,968	2,839
Intangible assets	12	3,805	1,048	619
Goodwill	13	2,546	2,363	1,992
Deferred income tax asset	14	1,784	1,454	984
		$78,131	$64,965	$57,626
Liabilities and Equity
Accounts payable and other	15	$10,334	$7,827	$6,977
Corporate borrowings	16	2,905	2,593	2,284
Non-recourse borrowings
Property-specific mortgages	17	23,454	19,712	17,808
Subsidiary borrowings	17	4,007	3,800	3,661

Deferred income tax liability	14	4,970	5,232	4,748

Capital securities	18	1,707	1,641	1,425
Interests of others in funds	19	1,562	1,021	548
Equity
Preferred equity	20	1,658	1,144	870
Non-controlling interests	20	14,739	10,186	8,038
Common equity	20	12,795	11,809	11,267
		29,192	23,139	20,175
		$78,131	$64,965	$57,626
1.	Refer to Note 3 for the effects of the adoption of IFRS

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

96    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2010	2009[1]
Total revenues		$13,623	$11,218
Asset management and other services	21	365	298
Revenues less direct operating costs
Renewable power generation	21	748	777
Commercial properties	21	1,282	1,059
Infrastructure	21	221	95
Development activities	21	527	156
Private equity and finance	21	281	111
		3,424	2,496
Equity accounted income		494	353
Investment and other income		593	683
		4,511	3,532
Expenses
Interest		1,829	1,480
Operating costs		417	396
Current income taxes	14	97	(5)
		2,168	1,661
Other items
Fair value changes	22	1,865	(2,268)
Depreciation and amortization		(795)	(656)
Deferred income tax	14	(43)	287
Net income (loss)		$3,195	$(976)
1. Refer to Note 3 for the effects of the adoption of IFRS

Net income (loss) attributable to:
Common shareholders		$1,454	$(836)
Non-controlling interests		1,741	(140)
		$3,195	$(976)

Net income (loss) per common share:
Diluted	20	$2.33	$(1.54)
Basic	20	$2.40	$(1.54)

2010 ANNUAL REPORT    97

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009[1]
Net income (loss)	$3,195	$(976)
Other comprehensive income
Foreign currency translation	653	2,212
Available-for-sale securities	107	142
Derivative instruments designated as cash flow hedges	(49)	99
Revaluations of property, plant and equipment	(948)	(236)
Equity accounted investments	(16)	(130)
Taxes on above items	448	98
	195	2,185
Comprehensive income	$3,390	$1,209

Attributable to:
Common shareholders
Net income (loss)	$1,454	$(836)
Other comprehensive (loss) income	(226)	1,596
Comprehensive income	$1,228	$760

Non-controlling interests
Net income (loss)	$1,741	$(140)
Other comprehensive income	421	589
Comprehensive income	$2,162	$449
1.	Refer to Note 3 for the effects of the adoption of IFRS

98    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2010 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2009	$1,289	$67	$3,560	$117	$5,193	$1,623	$(40)	$11,809	$1,144	$10,186	$23,139
Prior to: deferred income taxes, net	—	—	295	—	2,352	119	29	2,795	—	983	3,778
	1,289	67	3,855	117	7,545	1,742	(11)	14,604	1,144	11,169	26,917
Changes in period
Net income
Income and disposition gains prior to other items	—	—	1,049	414	—	—	—	1,463	—	1,119	2,582
Depreciation and amortization	—	—	(693)	—	—	—	—	(693)	—	(102)	(795)
Fair value changes	—	—	1,129	—	—	—	—	1,129	—	736	1,865
Less: disposition gains[1]	—	—	—	(414)	—	—	—	(414)	—	—	(414)
Associated deferred income taxes	—	—	(31)	—	—	—	—	(31)	—	(12)	(43)
	—	—	1,454	—	—	—	—	1,454	—	1,741	3,195
Other comprehensive income
Fair value changes	—	—	—	—	(952)	—	(3)	(955)	—	49	(906)
Currency translation	—	—	—	—	—	276	—	276	—	377	653
Associated deferred income taxes	—	—	—	—	439	31	(17)	453	—	(5)	448
	—	—	—	—	(513)	307	(20)	(226)	—	421	195
Shareholder distributions
Common equity	—	—	(298)	—	—	—	—	(298)	—	—	(298)
Preferred equity	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(444)	(444)
	—	—	(373)	—	—	—	—	(373)	—	(444)	(817)
Other items
Equity issuances, net of redemptions	45	—	(14)	—	—	—	—	31	514	1,121	1,666
Share-based compensation	—	30	—	—	—	—	—	30	—	16	46
Acquisitions / dispositions	—	—	—	(162)	—	75	—	(87)	—	1,668	1,581
Associated deferred income taxes	—	—	—	232	—	(75)	—	157	—	30	187
	45	30	(14)	70	—	—	—	131	514	2,835	3,480
Reversal of in-period income taxes	—	—	31	(232)	(439)	44	17	(579)	—	(13)	(592)
	1,334	97	4,953	(45)	6,593	2,093	(14)	15,011	1,658	15,709	32,378
Less: deferred income taxes, net
Opening balances	—	—	(295)	—	(2,352)	(119)	(29)	(2,795)	—	(983)	(3,778)
In-period amounts	—	—	(31)	232	439	(44)	(17)	579	—	13	592
Ending balances	—	—	(326)	232	(1,913)	(163)	(46)	(2,216)	—	(970)	(3,186)
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,930	$(60)	$12,795	$1,658	$14,739	$29,192
1.	Disposition gains not recognized in net income under IFRS
2.	Refer to Note 3 for the effects of the adoption of IFRS

2010 ANNUAL REPORT    99

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2009 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at January 1, 2009	$1,278	$49	$4,760	$—	$5,327	$—	$(147)	$11,267	$870	$8,038	$20,175
Prior to: deferred income taxes, net	—	—	270	—	2,446	—	16	2,732	—	1,032	3,764
	1,278	49	5,030	—	7,773	—	(131)	13,999	870	9,070	23,939
Changes in period
Net income
Income and disposition gains prior to other items	—	—	992	410	—	—	—	1,402	—	669	2,071
Depreciation and amortization	—	—	(573)	—	—	—	—	(573)	—	(83)	(656)
Fair value changes	—	—	(1,502)	—	—	—	—	(1,502)	—	(766)	(2,268)
Less: disposition gains[1]	—	—	—	(410)	—	—	—	(410)	—	—	(410)
Associated deferred income taxes	—	—	247	—	—	—	—	247	—	40	287
	—	—	(836)	—	—	—	—	(836)	—	(140)	(976)
Other comprehensive income
Fair value changes	—	—	—	—	(228)	—	120	(108)	—	(17)	(125)
Currency translation	—	—	—	—	—	1,612	—	1,612	—	600	2,212
Associated deferred income taxes	—	—	—	—	94	11	(13)	92	—	6	98
	—	—	—	—	(134)	1,623	107	1,596	—	589	2,185
Shareholder distributions
Common equity	—	—	(298)	—	—	—	—	(298)	—	—	(298)
Preferred equity	—	—	(43)	—	—	—	—	(43)	—	—	(43)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(277)	(277)
	—	—	(341)	—	—	—	—	(341)	—	(277)	(618)
Other items
Equity issuances, net of redemptions	11	—	(23)	—	—	—	—	(12)	274	1,909	2,171
Share-based compensation	—	18	—	—	—	—	—	18	—	16	34
Acquisitions / dispositions	—	—	—	389	—	130	—	519	—	48	567
Associated deferred income taxes	—	—	—	(272)	—	(130)	—	(402)	—	3	(399)
	11	18	(23)	117	—	—	—	123	274	1,976	2,373
Reversal of in-period income taxes	—	—	(247)	272	(94)	119	13	63	—	(49)	14
	1,289	67	3,583	389	7,545	1,742	(11)	14,604	1,144	11,169	26,917
Less: deferred income taxes, net
Opening balances	—	—	(270)	—	(2,446)	—	(16)	(2,732)	—	(1,032)	(3,764)
In-period amounts	—	—	247	(272)	94	(119)	(13)	(63)	—	49	(14)
Ending balances	—	—	(23)	(272)	(2,352)	(119)	(29)	(2,795)	—	(983)	(3,778)
Balance as at December 31, 2009	$1,289	$67	$3,560	$117	$5,193	$1,623	$(40)	$11,809	$1,144	$10,186	$23,139
1.	Disposition gains not recognized in net income under IFRS
2.	Refer to Note 3 for the effects of the adoption of IFRS

100    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2010	2009[1]
Operating activities
Net income (loss)		$3,195	$(976)
Adjusted for the following items
Fair value changes		(1,865)	2,268
Depreciation and amortization		795	656
Deferred income taxes		43	(287)
		2,168	1,661
Net change in non-cash working capital balances and other		(714)	(540)
		1,454	1,121
Financing activities
Corporate borrowings, net of repayments	29	234	106
Property-specific mortgages, net of issuances	29	(314)	(571)
Other debt of subsidiaries, net of issuances	29	(360)	(359)
Capital provided by non-controlling interests, net of repayments		327	303
Capital provided by fund partners		445	478
Corporate preferred equity issuances		500	266
Subsidiary preferred equity issuances		782	261
Common shares issued, net of repurchases	29	45	(4)
Common shares of subsidiaries issued, net of repurchases		12	1,345
Shareholder distributions – subsidiaries		(444)	(277)
Shareholder distributions – corporate		(373)	(341)
		854	1,207
Investing activities
Investment in or sale of operating assets, net
Investment properties	29	(621)	(543)
Property, plant and equipment
Renewable power generation	29	(348)	(164)
Infrastructure	29	11	(7)
Private equity and finance	29	(131)	(199)
Timber		(67)	(44)
Investments	29	(442)	(859)
Other financial assets	29	(391)	(108)
Restricted cash and deposits		(133)	(205)
Acquisition of subsidiaries, net of dispositions		218	(59)
		(1,904)	(2,188)
Cash and cash equivalents
Balance, beginning of year		1,309	1,169
Increase		404	140
Balance, end of year	29	$1,713	$1,309
1.	Refer to Note 3 for the effects of the adoption of IFRS

2010 ANNUAL REPORT    101

Notes to the Consolidated Financial Statements

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global asset management company. Focused on property, power and infrastructure assets, the company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated financial statements represent the first annual financial statements of the company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The company adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) as discussed in Note 3.

These financial statements were authorized for issuance by the Board of Directors of the company on March 23, 2011.

(b)	Basis of Presentation

The financial statements are prepared on a going concern basis. Standards and guidelines not effective for the current accounting period are described in Note 2(q).

(i)	Subsidiaries

The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the company obtains control, and continue to be consolidated until the date when control is lost. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity of the company’s subsidiaries are included in equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.

(ii)	Associates

Associates are entities over which the company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The company accounts for investments over which it has significant influence using the equity method, and they are recorded in Investments on the Consolidated Balance Sheets.

Interests in investments accounted for using the equity method are initially recognized at cost. If the cost of the associate is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an investee is adjusted for the company’s share of comprehensive income and distributions of the investee.

(iii)	Joint Arrangements

The company enters into joint arrangements with one or more parties whereby economic activity and decision-making are shared. These arrangements may take the form of a jointly controlled operation, jointly controlled asset or joint venture and accordingly the presentation of each differs.

A jointly controlled operation is where the parties to the joint arrangement each use their own assets and incur their own expenses and liabilities and a contractual agreement exists as to the sharing of revenues and joint expenses. In this case, the company recognizes only its assets and liabilities and its share of the results of operations of the jointly controlled operation.

102    BROOKFIELD ASSET MANAGEMENT

A jointly controlled asset is a shared asset to which each party has rights and a contractual agreement exists as to the sharing of benefits and risks generated from the asset. The company recognizes its share of the asset and benefits generated from the asset in proportion to its rights.

A joint venture is an arrangement whereby each venturer does not have rights to individual assets or obligations for expenses of the venture, but where each venturer is entitled to a share of the outcome of the activities of the arrangement. The company accounts for its interests in joint ventures using the equity method and they are recorded in the Investments account on the Consolidated Balance Sheets.

(c)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and associate are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity. On disposal of a foreign operation, the component of other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company and its U.S. dollar functional currency subsidiaries are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

(e)	Revaluation Method for Property, Plant and Equipment

For certain classes of property, plant and equipment, as described below, the company uses the revaluation method of accounting. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

(f)	Operating Assets

(i)	Renewable Power Generation

Renewable power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generation assets using a discounted cash flow model, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to un-contracted revenue and markets into which power is sold.

2010 ANNUAL REPORT    103

Generally, the first twenty years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company uses external appraisers to review fair values of our renewable power generating assets on a rotating basis every three to five years.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Generators	Up to 115
Other power generation assets	Up to 40

Cost is allocated to significant components of power generating assets and each component is depreciated separately.

Renewable power generating assets under development are initially recorded at cost, including pre-development expenditures, unless an impairment is identified requiring a write-down to estimated fair value.

(ii)	Investment Properties

The company uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property also includes properties that are under development for future use as investment property. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using both internal and external valuations.

(iii)	Timber

Standing timber is measured at fair value after deducting estimated selling costs and is recorded as Timber on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. Fair value is determined based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value using external valuations on an annual basis.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

Land under standing timber is accounted for using the revaluation method and included in property, plant and equipment.

(iv)	Utilities and Transport and Energy

Utilities and transport and energy assets classified as property, plant and equipment are accounted for using the revaluation method. The company determines the fair value of its utilities and transport and energy assets as their depreciated replacement cost. Depreciated replacement cost is determined as the current cost of reproduction or replacement of an asset less deductions for physical deterioration and obsolescence. Valuations are performed internally on an annual basis.

104    BROOKFIELD ASSET MANAGEMENT

Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings and infrastructure	Up to 50
Machinery and equipment	Up to 40
Other utilities and transport and energy assets	Up to 41

The fair value and the estimated remaining service lives are reassessed on an annual basis.

(v)	Other Property, Plant and Equipment

The company accounts for its property, plant and equipment, which do not utilize the revaluation method, under the cost model. These assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

(vi)	Residential Development

Residential development lots and homes are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price in the ordinary course of business, less estimated expenses.

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(vii)	Other Financial Assets

Other financial assets are classified as either fair value through profit or loss or available-for-sale securities based on their nature and use within the company’s business. Other financial assets are initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with the classification.

Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value with changes in fair value accounted for in net income in the period in which they arise.

(g)	Asset Impairment

At each balance sheet date the company assesses whether for assets, other than those measured at fair value with changes in value recorded in net income, there is any indication that such assets are impaired. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. Impairment losses are recorded as unrealized fair value adjustments within accumulated depreciation or cost for depreciable and non-depreciable assets, respectively. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(h)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

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(i)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 25 years.

Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its estimated fair value.

(j)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates. The company identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

(k)	Revenue and Expense Recognition

(i)	Asset Management Fee Income

Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events, and are presented as Asset Management and Other Services on the Statement of Operations.

(ii)	Renewable Power Generation

Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

(iii)	Commercial Properties Operations

Revenue from a commercial property is recognized when the property is ready for its intended use. Commercial properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

(iv)	Timber

Revenue from timber is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectibility is reasonably assured.

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(v)	Utilities

Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro-rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

(vi)	Transport and Energy

Revenue from transport and energy infrastructure consists primarily of energy distribution income and freight services revenue. Energy distribution income is recognized when services are provided and are rendered based upon usage or volume throughput during the period. Freight services revenue is recognized at the time of the provision of services.

(vii)	Development and Construction Activities

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is reasonably assured.

Revenue from construction contracts is recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract and to the extent to which collectibility is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and no revenue is recorded. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately.

(viii)	Loans and Notes Receivable

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

(l)	Derivative Financial Instruments and Hedge Accounting

The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The asset or liability relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Accounts Receivable and Other or Accounts Payable and Other, respectively.

(i)	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in net income or as a component of equity as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as

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hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

(ii)	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment and other income.

(m)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(n)	Business Combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations (“IFRS 3”) are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations which are recognized and measured at fair value, less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded in disposition gains as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

(o)	Other Items

(i)	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.

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Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(ii)	Capital Securities

Capital securities are preferred shares that may be settled by a variable number of the company’s common shares upon their conversion by the holders or the company. These instruments as well as the related accrued distributions are classified as liabilities on the Consolidated Balance Sheets. Dividends and yield distributions on these instruments are recorded as interest expense.

(iii)	Share-based Payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of stock-options issued to certain employees, is determined as the fair value of the options on the grant date using a fair value model. The cost of stock-options is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in net income.

(p)	Critical Judgements and Estimates

The preparation of financial statements requires management to make critical judgements, estimates and assumptions that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements.

The estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

(i)	Investment Property

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Commercial properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development. Further information on investment property estimates is provided in Note 10.

(ii)	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 9.

(iii)	Timber

The fair value of timber is based on the following critical estimates and assumptions: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates. Further information on estimates used for timber is provided in Note 11.

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(iv)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative credit worthiness of the company to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; discount rates and volatility utilized in option valuations. Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 5, 23 and 24.

(v)	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

Other critical estimates and judgements utilized in the preparation of the company’s financial statements are: assessment of net recoverable amounts; net realizable values; depreciation and amortization rates and useful lives; value of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; determination of functional currency, and determination of the degree of control that exists in determining the corresponding accounting basis. Critical estimates and judgements also include the determination of effectiveness of financial hedges for accounting purposes, the likelihood and timing of anticipated transactions for hedge accounting; the fair value assets held as collateral and the company’s ability to hold a financial asset and the selection of accounting policies.

(q)	Future Changes in Accounting Policies

(i)	Financial instruments

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

(ii)	Related Party Disclosures

On November 4, 2009 the IASB issued a revised version of IAS 24 Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The company has not yet determined the impact of the change to IAS 24 on its financial statements.

(iii)	Income Taxes

In December 2010, the IASB made amendments to IAS 12 Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40 Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

3.	TRANSITION TO IFRS

The company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for all periods up to and including December 31, 2009. These financial statements for the year ending December 31, 2010 are the company’s first annual financial statements that have been prepared in accordance with IFRS.

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The company adopted IFRS effective January 1, 2010. The company’s transition date is January 1, 2009 and the company prepared its opening IFRS balance sheet at that date. These financial statements have been prepared in accordance with the accounting policies described in Note 2. This note explains the impact of the company’s transition to IFRS.

The company issued its January 1, 2009 and December 31, 2009 transitional IFRS balance sheets and statement of operations in its March 31, 2010, June 30, 2010, and September 30, 2010 interim reports in anticipation of adopting IFRS. These financial statements include the final comparative balance sheets and Statement of Operations which reflect the correction of certain immaterial differences arising from the final selection of accounting policies and finalization of certain estimates and assumptions. These adjustments resulted in: a $33 million increase in equity as at January 1, 2009, of which $29 million is attributable to the company’s common shareholders; a $167 million increase in comprehensive income, of which a decrease of $127 million is attributable to the company’s common shareholders; and a $105 million decrease in equity as at December 31, 2009, of which $58 million is attributable to the company’s common shareholders.

(a)	Elected Exemptions from Full Retrospective Application

These consolidated financial statements have been prepared in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”). In doing so, the company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business Combinations

The company has elected to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the company has not restated business combinations that took place prior to the transition date.

(ii)	Fair Value or Revaluation as Deemed Cost

The company has elected to measure certain items of property, plant and equipment at fair value as at the transition date or revaluation amounts previously determined under Canadian GAAP and use that amount as deemed cost as at the transition date.

(iii)	Employee Benefits

The company has elected to recognize all cumulative actuarial gains and losses for the company’s employee benefit plans as at the transition date in opening retained earnings.

(iv)	Cumulative Translation Differences

The company has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income in equity, to zero at the transition date. This exemption has been applied to all subsidiaries.

(v)	Share-based Payment Transactions

IFRS 2 Share-based Payment (“IFRS 2”) only requires recognition of equity instruments in respect of share-based payment transactions granted by the company prior to the transition date. The company has elected to apply IFRS 2 to equity instruments granted after November 7, 2002 that have not vested by the transition date.

(b)	Mandatory Exceptions to Retrospective Application

In preparing these consolidated financial statements in accordance with IFRS 1 the company has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)	Hedge Accounting

Hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the company’s results under IFRS. Any derivative not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting was recorded as a non-hedging derivative financial instrument.

(ii)	Estimates

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the company under Canadian GAAP are consistent with their application under IFRS.

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(c)	Reconciliation of Equity as Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS as at the transition date:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Equity
As reported under Canadian GAAP – December 31, 2008			$4,911	$870	$—	$5,781
Reclassification of non-controlling interests to equity under IFRS			—	—	6,321	6,321
Differences increasing (decreasing) reported amount:
Revaluations:
Revaluation method for property, plant and equipment	(i	)	8,000	—	580	8,580
Investment property	(ii	)	1,227	—	2,143	3,370
Agricultural assets	(iii	)	237	—	122	359
Fair value as deemed cost	(iv	)	226	—	13	239
Financial instruments	(v	)	195	—	(133)	62
Lease accounting	(vi	)	(216)	—	(210)	(426)
Deferred revenue	(vii	)	(127)	—	(63)	(190)
Unrecognized portion of employee benefits	(viii	)	(168)	—	(56)	(224)
Renewable power generation sales	(ix	)	(327)	—	(109)	(436)
Basis of accounting	(x	)	—	—	(247)	(247)
Deferred income taxes	(xi	)	(2,701)	—	(312)	(3,013)
Other			10	—	(11)	(1)
			6,356	—	1,717	8,073
As reported under IFRS – January 1, 2009			$11,267	$870	$8,038	$20,175

The following is a reconciliation of the company’s equity reported in accordance with Canadian GAAP to its equity in accordance with IFRS as at December 31, 2009:

(MILLIONS)	Note		Common Equity	Preferred Equity	Non-controlling Interests	Equity
As reported under Canadian GAAP – December 31, 2009			$6,403	$1,144	$—	$7,547
Reclassification of non-controlling interests to equity under IFRS			—	—	8,969	8,969
Differences increasing (decreasing) reported amount:
Revaluations:
Revaluation method for property, plant and equipment	(i	)	8,052	—	563	8,615
Investment property	(ii	)	745	—	1,895	2,640
Agricultural assets	(iii	)	333	—	213	546
Fair value as deemed cost	(iv	)	237	—	(14)	223
Financial instruments	(v	)	(212)	—	(419)	(631)
Lease accounting	(vi	)	(294)	—	(270)	(564)
Deferred revenue	(vii	)	(109)	—	(147)	(256)
Unrecognized portion of employee benefits	(viii	)	(171)	—	(58)	(229)
Renewable power generation sales	(ix	)	(281)	—	(94)	(375)
Basis of accounting	(x	)	—	—	(248)	(248)
Deferred income taxes	(xi	)	(2,862)	—	(181)	(3,043)
Other			(32)	—	(23)	(55)
			5,406	—	1,217	6,623
As reported under IFRS – December 31, 2009			$11,809	$1,144	$10,186	$23,139

(i)	Revaluation Method for Property, Plant and Equipment

Under IFRS the company measures renewable power generation, utilities, and transport and energy assets at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depreciation. The increase in equity relates to the difference in the fair value of renewable power generation, utilities, and transport and energy assets and their carried amounts for Canadian GAAP.

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(ii)	Investment Property

The company measures its commercial property and certain other assets as investment property and records the assets at fair value under IFRS whereas for Canadian GAAP the company recorded such assets at historic cost less any accumulated amortization. The increase in equity relates to the difference in the fair value of investment property and its carried amount for Canadian GAAP.

(iii)	Agricultural Assets

The company’s standing timber and other agricultural assets are measured at fair value less estimated costs to sell for IFRS whereas for Canadian GAAP the company recorded such assets at historic cost less accumulated depletion. The increase in equity relates to the difference in the fair value, less estimated costs to sell, of the company’s standing timber and other agricultural assets and its carried amounts for Canadian GAAP.

(iv)	Fair Value as Deemed Cost

The majority of the company’s assets are revalued at least annually, however a smaller amount is carried at historical cost under IFRS. The company elected to measure certain of the assets at fair value that would otherwise not be revalued and used that amount as deemed cost on transition to IFRS. The increase in equity relates to the net difference between the fair value used as deemed cost and the carried amounts for Canadian GAAP. The established deemed cost amount will be amortized to net income over the useful lives of the assets.

The aggregate amount of assets which the company elected to measure at fair value and use that amount as deemed cost at the transition date was an increase of $239 million which was recorded in the following account balances on the transitional Consolidated Balance Sheets: an increase of $287 million in property, plant and equipment and a decrease of $48 million in intangible assets.

(v)	Financial Instruments

Certain equity securities that were measured at historical cost under Canadian GAAP are measured at fair value for IFRS. Additionally, non-controlling interests of others in the net assets of consolidated subsidiaries held in the form of equity securities that contain a feature that allows the holder to redeem the instrument for cash or another financial asset are presented as a liability under IFRS. These liabilities are recorded at fair value and are included in Interests of others in funds on the Consolidated Balance Sheets. For Canadian GAAP, these interests were presented within non-controlling interests and measured at the proportionate share of net assets not owned by the company of such consolidated subsidiaries. The effect on equity of these and other differences related to financial instruments is as follows:

	Common	Non-controlling
(MILLIONS)	Equity	Interests	Equity
As at January 1, 2009
Fair value of equity securities	$324	$25	$349
Interests of others in funds	(137)	(146)	(283)
Other	8	(12)	(4)
	$195	$(133)	$62
As at December 31, 2009
Fair value of equity securities	$355	$51	$406
Interests of others in funds	(562)	(459)	(1,021)
Other	(5)	(11)	(16)
	$(212)	$(419)	$(631)

(vi)	Lease Accounting

Under Canadian GAAP, the company recognized intangible assets and liabilities on the acquisition of commercial properties related to the difference between the fair value and contracted amounts of in place leases. These intangible assets and liabilities were amortized into revenue over the life of the underlying leases. As a result of electing to fair value investment properties under IFRS, as noted in 3(c)(ii), the company derecognized these intangible assets and liabilities as they are included as a component of the fair value attributable to investment properties. In addition, rental revenue from operating leases is recognized on a straight-line basis over the term of the lease for both Canadian GAAP and IFRS. Under IFRS however, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considered only rental revenues to be received on a prospective basis subsequent to January 1, 2004, the adoption date of this accounting policy for Canadian GAAP purposes.

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(vii)	Revenue Recognition

IFRIC 15 Agreements for the Construction of Real Estate provides specific guidance to determine whether an agreement represents a contract for the construction of real estate or the sale of real property. For both Canadian GAAP and IFRS construction contracts are measured using the percentage-of-completion method and sales of real property are recognized in revenue upon completion, when title passes to the purchaser and the collectibility is reasonably assured. Upon transition to IFRS certain contracts in the company’s Brazilian development business that were measured for Canadian GAAP using the percentage-of-completion method were determined to be contracts for the sale of real property under IFRS. Accordingly these contracts are recognized in revenue upon completion of construction and title transfers to the purchaser under IFRS.

(viii)	Employee Benefits

The company elected to recognize all cumulative actuarial gains and losses as at January 1, 2009. Cumulative actuarial gains and losses that existed at the transition date were recognized in opening retained earnings for all of the company’s employee benefit plans.

(ix)	Renewable Power Generation Sales

Certain power generation sales are recognized on a levelized basis for Canadian GAAP but are recognized on an accrual basis for IFRS.

(x)	Basis of Accounting

Under Canadian GAAP the conclusion as to whether an entity should be consolidated or not is determined by using two different frameworks: the variable interest entity framework or voting control model. Under IFRS an entity is consolidated if it is controlled by the company. Control under IFRS is defined as the power to govern the financial and operating policies of an entity to obtain benefit and is presumed to exist when the parent controls, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control. The decrease represents the effect of deconsolidating certain of the company’s investments under IFRS that were previously consolidated under Canadian GAAP, partially offset by the impact of consolidating certain of the company’s investments under IFRS that were previously deconsolidated.

(xi)	Deferred Taxes

The decrease in equity related to deferred taxes reflects the change in temporary differences resulting from the effect of the IFRS and Canadian GAAP adjustments described.

(d)	Reconciliation of Net Income (Loss) as Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s net income reported in accordance with Canadian GAAP to its net loss in accordance with IFRS for the year ended December 31, 2009:

				Non-controlling	Net Income
YEAR ENDED DECEMBER 31, 2009 (MILLIONS)	Note		Common Equity	Interests	(Loss)
Net income as reported under Canadian GAAP			$454	$—	$454
Add back: non-controlling interests	(i	)	—	219	219
Differences increasing (decreasing) reported net income:
Depreciation of fair value adjustments	(ii	)	(140)	(30)	(170)
Investment property	(iii	)	(596)	(415)	(1,011)
Agricultural assets	(iv	)	(11)	(27)	(38)
Financial instruments	(v	)	(314)	155	(159)
Lease accounting	(vi	)	(63)	(50)	(113)
Revenue recognition	(vii	)	(61)	(77)	(138)
Deferred gains	(viii	)	(410)	(9)	(419)
Renewable power generation sales	(ix	)	61	15	76
Basis of accounting	(x	)	—	10	10
Deferred income taxes	(xi	)	234	77	311
Other			10	(8)	2
			(1,290)	(359)	(1,649)
Net loss as reported under IFRS			$(836)	$(140)	$(976)

114    BROOKFIELD ASSET MANAGEMENT

(i)	Non-controlling Interests

Non-controlling interests are included in the determination of net income under IFRS reported by an entity. This adjustment adds back non-controlling interests expense to net income as reported under Canadian GAAP.

(ii)	Depreciation of Fair Value Adjustments

Certain property, plant and equipment were recorded at fair value on transition at carried values in excess of their recorded amount under Canadian GAAP. Accordingly, these increased carrying values resulted in a higher amounts of depreciation during the year.

(iii)	Investment Property

For IFRS the company measures investment property at fair value and records any change in fair value in net income during the period of change. Under Canadian GAAP commercial property was recorded at historic cost and depreciated over its estimated useful life. The effect on net income of these differences is as follows:

YEAR ENDED DECEMBER 31, 2009 (MILLIONS)	Common Equity	Non-controlling interests	Net Income (Loss)
Changes in fair value recorded under IFRS	$(1,128)	$(579)	$(1,707)
Depreciation and amortization recorded under Canadian GAAP	532	164	696
	$(596)	$(415)	$(1,011)

(iv)	Agricultural Assets

For IFRS the company’s standing timber and other agricultural assets are measured at fair value less estimated cost to sell, with changes in fair value or costs to sell recorded in net income during the period of change. Under Canadian GAAP, the company recorded such assets at historic cost and charged a depletion amount to net income based upon harvest levels. Depletion is not recorded under IFRS. The effect on net income of these differences is as follows:

YEAR ENDED DECEMBER 31, 2009 (MILLIONS)	Common Equity	Non-controlling interests	Net Income (Loss)
Changes in fair value recorded under IFRS	$(53)	$(90)	$(143)
Depletion recorded under Canadian GAAP	42	63	105
	$(11)	$(27)	$(38)

(v)	Financial Instruments

Under Canadian GAAP, certain equity securities that were carried at historic cost are recorded at fair value under IFRS. Furthermore under IFRS, changes in the fair value of the equity securities and interests of others in funds classified outside of shareholders’ equity is recorded in net income in the period of change. Under IFRS changes in fair value attributable to changes in foreign currency exchange rates of available-for-sale debt securities denominated in foreign currencies is recorded in net income whereas for Canadian GAAP this amount was recorded in other comprehensive income. The following table shows the effect on net income of these differences:

YEAR ENDED DECEMBER 31, 2009 (MILLIONS)	Common Equity	Non-controlling interests	Net Income (Loss)
Fair value of equity securities	$(5)	$50	$45
Investments of others in funds	(332)	100	(232)
Foreign exchange on debt securities	23	5	28
	$(314)	$155	$(159)

(vi)	Lease Accounting

As described in 3(c)(vi), under IFRS the company derecognized intangible assets and liabilities recognized on the acquisition of investment property. Under Canadian GAAP, these intangible assets and liabilities were amortized into revenue. In addition, under IFRS, rental revenue from operating leases is determined considering all rentals from the inception of the lease whereas for Canadian GAAP this determination considers only rentals to be received on a prospective basis subsequent to the adoption of this accounting policy for Canadian GAAP purposes.

2010 ANNUAL REPORT    115

(vii)	Revenue Recognition

As described in 3(c)(vii), upon transition to IFRS certain contracts that were measured using the percentage of completion method for Canadian GAAP were determined to be contracts for the sale of real property under IFRS. Accordingly for IFRS, sales under these contracts are recognized in revenue upon completion of construction and transfer of title to the purchaser.

(viii)	Deferred Gains

In Canadian GAAP, the company recognized gains in net income resulting from the partial disposition of a subsidiary when the company retains a controlling interest in the subsidiary after the sale. Under IFRS, gains on the partial disposition of a subsidiary are recorded in equity.

(ix)	Renewable Power Generation Sales

Certain renewable power generation sales are recognized on a levelized basis for Canadian GAAP but are on an accrual basis for IFRS.

(x)	Basis of Accounting

The company either consolidates or does not consolidate entities under IFRS that were accounted for differently under Canadian GAAP. Accordingly, where the company has deconsolidated entities, the results of operations attributable to the non-controlling interests are excluded from the determination of net income under IFRS. When the company commenced consolidation under IFRS, the results attributable to non-controlling interests are included in net income under IFRS.

(xi)	Deferred Taxes

Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS and Canadian GAAP reconciling items described above.

(e)	Reconciliation of Comprehensive Income as Reported Under Canadian GAAP to IFRS

The following is a reconciliation of the company’s comprehensive income reported in accordance with Canadian GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009:

FOR THE YEAR ENDED DECEMBER 31, 2009 (MILLIONS)	Note		Common Equity	Non-controlling Interests	Comprehensive Income
Comprehensive income as reported under Canadian GAAP			$1,829	$—	$1,829
Add back: non-controlling interests	(i	)	—	806	806
Differences increasing (decreasing) reported comprehensive income:
Differences in net income	(ii	)	(1,290)	(359)	(1,649)
Foreign currency translation	(iii	)	488	60	548
Financial instruments	(iv	)	(58)	(8)	(66)
Revaluations of property, plant and equipment	(v	)	(228)	(8)	(236)
Equity accounted investments	(vi	)	(77)	(53)	(130)
Deferred taxes	(vii	)	96	11	107
			(1,069)	(357)	(1,426)
Comprehensive income as reported under IFRS			$760	$449	$1,209

(i)	Non-controlling Interests

Non-controlling interests are included in the determination of comprehensive income under IFRS reported by an entity. This adjustment adds back non-controlling interests expense as determined under Canadian GAAP.

(ii)	Differences in Net Income

Reflects the differences in net income between Canadian GAAP and IFRS as described in 3(d) for the year ended December 31, 2009.

(iii)	Foreign Currency Translation

Reflects the impact of foreign currency arising from the IFRS adjustments described above.

(iv)	Financial Instruments

The differences primarily relate to securities that are not traded in an active market and that were measured at cost for Canadian GAAP whereas for IFRS, these securities are recorded at fair value, with changes in fair

116    BROOKFIELD ASSET MANAGEMENT

value recorded in other comprehensive income. In addition, as described in Note (d)(v), fair value changes related to foreign exchange translation of available-for-sale debt securities is recorded in net income under IFRS, whereas it was recorded in other comprehensive income for Canadian GAAP.

(v)	Revaluations of Property, Plant and Equipment

The company measures renewable power generation, utilities, and transport and energy assets at their revalued amount under IFRS. Revaluations of these assets in excess of their cost base less accumulated depreciation are recorded in revaluation surplus as a component of equity.

(vi)	Equity Accounted Investments

The difference reflects the impact of various changes in IFRS to equity accounted investments.

(vii)	Deferred Taxes

The difference related to deferred taxes reflects the change in temporary differences resulting from the effect of the reconciling items described above that are recorded in other comprehensive income.

(f)	Statement of Cash Flow As Reported Under Canadian GAAP and IFRS

The following items are the differences in cash flow reported in accordance with Canadian GAAP from cash flow reported in accordance with IFRS:

(i)	Differences in Net Income

Reflects the differences in net income between Canadian GAAP and IFRS as described in 3(d) for the year ended December 31, 2009.

(ii)	Fair Value Changes

Reflects the adjustment of non-cash fair value changes to investment properties, agricultural assets, and financial instruments recognized under IFRS as described in 3(d)(iii) and 3(d)(iv) for the year ended December 31, 2009.

(iii)	Basis of Accounting

The company either consolidates or does not consolidate entities under IFRS that were accounted differently under Canadian GAAP. The results of operations attributable to the non-controlling interests of entities that were deconsolidated under IFRS, are excluded from cash flow for the year ended December 31, 2009. When the company commenced consolidation under IFRS, the results of operations attributable to the non-controlling interests are included in cash flow.

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

(a)	Completed During 2010

On December 8, 2010, Brookfield Infrastructure Partners (“Brookfield Infrastructure”), a subsidiary of the company, completed a merger with Prime Infrastructure (“Prime”) through the issuance of 50.7 million limited partnership units of Brookfield Infrastructure valued at $1.1 billion. As a result of the merger, the company’s ownership interest in Brookfield Infrastructure decreased from 41% to 28% and Brookfield Infrastructure’s interest in Prime increased from 40% to 100%. Brookfield Infrastructure recorded a $405 million gain on the revaluation of the underlying assets on completion of the Prime merger.

On May 11, 2010, the company acquired a controlling interest in Ainsworth Lumber Co. (“Ainsworth”) through a 40% owned fund that is controlled by the company and commenced consolidation of Ainsworth. Prior to the acquisition, the fund held a 29% interest in Ainsworth. The company paid consideration of $56 million for the additional 24.5% interest in Ainsworth. Following the acquisition, the fund’s interest in Ainsworth is 53.5%.

Other acquisitions primarily consisted of the acquisition of a controlling interest in commercial property funds in Australia as well as the indirect acquisition of eight commercial properties in North America.

2010 ANNUAL REPORT    117

As a result of the total acquisitions made during the year, the company earned $296 million of revenue and $56 million of net income. The total revenue and net income if the acquisitions had occurred at the beginning of the year would have been $1,612 million and $148 million, respectively.

The following table summarizes the balance sheet impact of significant acquisitions during 2010 that resulted in consolidation:

(MILLIONS)	Prime	Ainsworth	Other	Total
Cash and cash equivalents	$125	$69	$43	$237
Accounts receivable and other assets	2,429	176	76	2,681
Investments	779	—	143	922
Property, plant and equipment	1,932	538	51	2,521
Investment properties	—	—	1,416	1,416
Intangible assets	2,490	74	—	2,564
Goodwill	—	—	22	22
	7,755	857	1,751	10,363
Less:
Accounts payable and other liabilities	(2,659)	(101)	(276)	(3,036)
Non-recourse borrowings	(2,606)	(535)	(693)	(3,834)
Non-controlling interests	(1,862)	(173)	(392)	(2,427)
	$628	$48	$390	$1,066

(b)	Completed During 2009

On November 20, 2009, the company increased its infrastructure investments by sponsoring the recapitalization of Prime. As part of the transaction, the company made direct and indirect investments in utility and transportation operations. The company acquired control of, and began consolidating Brookfield Ports (UK) Ltd. (“PD Ports”), a large port operator in the United Kingdom (“UK”).

On November 12, 2009, the company increased its 22% interest in the Multiplex Prime Property Fund (“MAFCA”) to 68%. As a result, the company ceased equity accounting for its investment and commenced consolidation. MAFCA is a listed unit trust and owns commercial properties in Australia.

The company also acquired $28 million of net assets which relate to its commercial property and timber operations.

The following table summarizes the balance sheet impact of significant acquisitions in 2009 that resulted in consolidation:

(MILLIONS)	PD Ports	MAFCA	Other	Total
Cash and cash equivalents	$15	$7	$5	$27
Accounts receivable and other assets	36	—	7	43
Investments	—	238	—	238
Property, plant and equipment	297	136	35	468
Investment properties	138	183	—	321
Intangible assets	306	—	—	306
	792	564	47	1,403
Less:
Accounts payable and other liabilities	(236)	(27)	(19)	(282)
Non-recourse borrowings	(392)	(425)	—	(817)
Non-controlling interests	(102)	(56)	—	(158)
	$62	$56	$28	$146

118    BROOKFIELD ASSET MANAGEMENT

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads. In limited circumstances, the company uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss or available-for-sale are carried at fair value on the Consolidated Balance Sheets. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling interest in the underlying investment and commences consolidating the investment. During the year ended December 31, 2010, $28 million of net deferred losses (2009 – $32 million) previously recognized in Accumulated other comprehensive income were reclassified to net income as a result of a sale or a determination that a decline in fair value was significant or prolonged or the acquisition of a controlling interest of the investment.

Available-for-sale securities are assessed for impairment at each reporting date. As at December 31, 2010, unrealized gains relating to the fair values of available-for-sale financial instruments measured at fair value amounted to $61 million (2009 – $126 million) and unrealized losses were $19 million (2009 – $67 million).

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operations, within Investment and other income, in the period in which they arise. Dividends on fair value through profit or loss and available-for-sale financial assets are recognized in the Consolidated Statements of Operations as part of Investment and other income when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method and recognized in the Consolidated Statements of Operations as part of Investment and other income.

2010 ANNUAL REPORT    119

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2010:

(MILLIONS) Financial Instrument Classification	FVTPL[1]	Available- for-Sale	Held-to- Maturity	Loans and Receivables/ Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$1,713	$—	$—	$—	$1,713
Other financial assets
Government bonds	242	414	—	—	656
Corporate bonds	20	194	—	—	214
Fixed income securities	95	231	—	—	326
Common shares	1,059	88	—	—	1,147
Loans and notes receivable	—	—	1,332	744	2,076
	1,416	927	1,332	744	4,419
Accounts receivable and other[2]	1,823	—	—	2,824	4,647
Total	$4,952	$927	$1,332	$3,568	$10,779
Financial liabilities
Corporate borrowings	$—	$—	$—	$2,905	$2,905
Property-specific mortgages	—	—	—	23,454	23,454
Subsidiary borrowings	—	—	—	4,007	4,007
Accounts payable and other[2]	572	—	—	9,762	10,334
Capital securities	—	—	—	1,707	1,707
Interest of others in funds	1,562	—	—	—	1,562
	$2,134	$—	$—	$41,835	$43,969
1.	Financial instruments classified as fair value through profit and loss
2.

Derivative instruments which are elected for hedge accounting totalling $24 million (2009 – $292 million) are included in Accounts Receivable and Other and $278 million (2009 – $424 million) of derivative instruments in Accounts Payable and Other

120    BROOKFIELD ASSET MANAGEMENT

The following table provides the carrying values and fair values of financial instruments as at December 31, 2010, December 31, 2009 and January 1, 2009:

(MILLIONS)	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,713	$1,713	$1,309	$1,309	$1,169	$1,169
Other financial assets
Government bonds	656	656	561	561	557	557
Corporate bonds	214	214	1,104	1,104	620	620
Fixed income securities	326	326	300	300	418	418
Common shares	1,147	1,147	656	656	662	662
Loans and notes receivable	2,076	1,990	2,525	2,432	2,249	1,784
	4,419	4,333	5,146	5,053	4,506	4,041
Accounts receivable and other	4,647	4,647	3,632	3,632	2,889	2,889
Total	$10,779	$10,693	$10,087	$9,994	$8,564	$8,099
Financial liabilities
Corporate borrowings	$2,905	$3,039	$2,593	$2,659	$2,284	$2,144
Property-specific mortgages	23,454	23,601	19,712	19,201	17,808	17,431
Subsidiary borrowings	4,007	4,085	3,800	3,803	3,661	3,422
Accounts payable and other	10,334	10,334	7,827	7,827	6,977	6,977
Capital securities	1,707	1,781	1,641	1,631	1,425	1,558
Interest of others in funds	1,562	1,562	1,021	1,021	548	548
	$43,969	$44,402	$36,594	$36,142	$32,703	$32,080

The current and non-current balances of other financial assets are as follows:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Current	$1,700	$1,797	$926
Non-current	2,719	3,349	3,580
Total	$4,419	$5,146	$4,506

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Fair Value Hedges

The company uses interest rate swaps to hedge the variability related to changes in the fair value of fixed rate assets or liabilities. For the year ended December 31, 2010, pre-tax net unrealized losses of $5 million (2009 – gains of $9 million) were recorded in net income as a result of changes in the fair value of the hedges which were offset by fair value changes related to the effective portion of the hedged asset or liability. As at December 31, 2010, there was a net unrealized derivative asset balance of $24 million relating to derivative contracts designated as fair value hedges (2009 – net unrealized derivative asset balance of $6 million).

2010 ANNUAL REPORT    121

Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. For the year ended December 31, 2010, pre-tax net unrealized losses of $41 million (2009 – gains of $118 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2010, there was a net unrealized derivative liability balance of $136 million relating to derivative contracts designated as cash flow hedges (2009 – net unrealized derivative liability balance of $29 million).

Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2010, unrealized pre-tax net losses of $318 million (2009 – losses of $251 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2010, there was a net unrealized derivative liability balance of $257 million relating to derivative contracts designated as net investment hedges (2009 – net unrealized derivative liability balance of $103 million).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	–	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	–

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3	–

Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interests share of net assets of limited life funds.

122    BROOKFIELD ASSET MANAGEMENT

Assets and liabilities measured at fair value on a recurring basis include $2,087 million (2009 – $1,463 million) of financial assets and $580 million (2009 – $390 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	Dec. 31, 2010			Dec. 31, 2009			Jan. 1, 2009
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$1,713	$—	$—	$1,309	$—	$—	$1,169	$—	$—
Other financial assets
Government bonds	397	259	—	110	451	—	158	399	—
Corporate bonds	77	111	26	652	428	24	210	401	9
Fixed income securities	149	—	177	21	—	279	53	—	365
Common shares	274	11	862	167	13	476	167	17	478
Accounts receivable and other	789	12	1,022	642	1	684	631	11	110
	$3,399	$393	$2,087	$2,901	$893	$1,463	$2,388	$828	$962
Financial liabilities
Accounts payable and other	$—	$199	$373	$—	$264	$268	$—	$97	$393
Interests of others in funds	—	1,355	207	—	899	122	—	283	265
	$—	$1,554	$580	$—	$1,163	$390	$—	$380	$658

6.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note		Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts receivable	(a	)	$3,860	$2,991	$2,331
Prepaid expenses and other assets	(b	)	3,222	1,077	914
Restricted cash	(c	)	787	641	558
Total			$7,869	$4,709	$3,803

The current and non-current balances of accounts receivable and other are as follows:

(MILLIONS)			Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Current			$5,504	$3,357	$2,668
Non-current			2,365	1,352	1,135
Total			$7,869	$4,709	$3,803

(a)	Accounts Receivable

Accounts receivable include $1,026 million (2009 – $684 million) of unrealized mark-to-market gains on energy sales contracts and $814 million (2009 – $760 million) of work-in-process related to contracted sales from the company’s residential development operations. Also included in this balance are loans receivable from employees of the company and consolidated subsidiaries of $7 million (2009 – $6 million).

(b)	Prepaid Expenses and Other Assets

Prepaid expenses and other assets include the consolidation of Prime Infrastructure’s $1,859 million of assets which are classified as held-for-sale (see Note 4 and Note 15).

(c)	Restricted Cash

Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

2010 ANNUAL REPORT    123

7.	INVENTORY

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Residential properties under development	$3,398	$3,121	$2,852
Land held for development	1,712	1,610	869
Completed residential properties	182	352	374
Pulp, paper and other	557	477	657
Total carrying value[1]	$5,849	$5,560	$4,752
1. The carrying amount of inventory pledged as security at December 31, 2010 was $1,450 million (December 31, 2009 – $1,265 million; January 1, 2009 – $1,323 million)

The current and non-current balances of inventory are as follows:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Current	$3,156	$3,039	$2,126
Non-current	2,693	2,521	2,626
Total	$5,849	$5,560	$4,752

During the year ended December 31, 2010, the company recognized as an expense $4,676 million (2009 – $3,885 million) relating to costs of sales and $65 million (2009 – $53 million) relating to impairments of inventory.

8.	INVESTMENTS

The following table presents the ownership interests and carrying values of the company’s investments in associates and equity-accounted joint ventures:

	Ownership Interest		Carrying Value
(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	$70	$119	$120
Other renewable power generation	50%	23-50%	196	157	163
Commercial properties
U.S. Office Fund	47%	47%	1,806	934	2,078
General Growth Properties	10%	—	1,014	—	—
245 Park Avenue	51%	51%	580	616	635
Other commercial properties[1]	20-51%	20-51%	1,421	1,101	796
Infrastructure
Natural gas pipeline company	26%	—	384	—	—
Transelec S.A.	28%	28%	373	348	373
Powerco	42%	—	280	—	—
Euroports	40%	—	115	—	—
Prime Infrastructure[2]	—	40%	—	656	—
Other	25-50%	25-45%	390	535	481
Total			$6,629	$4,466	$4,646
1.	Other commercial properties include investments in Darling Park Trust, E&Y Centre Sydney and Four World Financial Center
2.	The company acquired a controlling interest in Prime and commenced consolidation at December 8, 2010, as noted in Note 4

In November 2010, a Brookfield-led consortium sponsored the recapitalization of General Growth Properties (“GGP”) and acquired a 27% ownership interest in the reorganized GGP on a fully diluted basis. Brookfield holds an indirect 10% interest in GGP, and is entitled to appoint three of the nine directors to GGP’s board. The consortium members have entered into a voting agreement regarding the control over their combined investment in GGP which deems the consortium, as a whole, to exercise significant influence over GGP. In January 2011, the company acquired an additional 11% ownership interest in GGP for consideration of $1.7 billion.

124    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of investments in associates and equity-accounted joint ventures:

(MILLIONS)	2010	2009
Balance at beginning of year	$4,466	$4,646
Additions	1,738	239
Acquisitions through business combinations	922	238
Disposals	(1,100)	(254)
Share of net income (loss)	765	(426)
Share of other comprehensive income (loss)	(16)	(130)
Distributions received	(374)	(61)
Foreign exchange	228	214
Balance at end of year	$6,629	$4,466

The following table presents the gross assets and liabilities of our investments in associates and equity accounted joint ventures:

	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
(MILLIONS)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Renewable power generation
Bear Swamp Power Co. LLC	$498	$322	$499	$274	$602	$315
Other renewable power generation	566	251	514	230	463	160
Commercial properties
U.S. Office Fund	7,802	5,804	7,308	6,012	8,385	5,289
General Growth Properties	32,367	21,953	—	—	—	—
245 Park Avenue	987	407	773	228	783	232
Other commercial properties[1]	2,534	673	2,569	1,232	3,279	1,720
Infrastructure
Natural gas pipeline company	4,950	3,504	—	—	—	—
Transelec S.A.	4,142	2,803	4,182	2,838	3,520	2,367
Powerco	1,511	846	—	—	—	—
Euroports	1,045	761	—	—	—	—
Prime Infrastructure[2]	—	—	13,740	10,091	—	—
Other	2,474	1,815	1,924	1,347	1,661	1,043
	$58,876	$39,139	$31,509	$22,252	$18,693	$11,126
1.	Other commercial properties include investment in Darling Park Trust, E&Y Centre Sydney and Four World Financial Center
2.	The company acquired a controlling interest in Prime and commenced consolidation at December 8, 2010, as noted in Note 4

Certain of our investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

2010 ANNUAL REPORT    125

The following table presents the gross and net income of our investments in associates and equity accounted joint ventures:

	Year ended Dec. 31, 2010			Year ended Dec. 31, 2009
AS AT DECEMBER 31 (M ILLIONS)	Revenue	Net Income (Loss)	Share of Net Income (Loss)	Revenue	Net Income (Loss)	Share of Net Income (Loss)
Renewable power generation
Bear Swamp Power Co. LLC	$69	$29	$14	$81	$22	$11
Other renewable power generation	42	1	1	48	11	5
Commercial properties
U.S. Office Fund	863	779	366	844	(1,111)	(522)
General Growth Properties	—	—	—	—	—	—
245 Park Avenue	63	306	156	122	(6)	(3)
Other commercial properties[1]	328	232	140	500	48	49
Infrastructure
Natural gas pipeline company	61	(18)	(6)	—	—	—
Transelec S.A.	351	44	16	331	14	2
Powerco	21	2	1	—	—	—
Euroports	57	(5)	(3)	—	—	—
Prime Infrastructure[2]	—	—	—	205	44	18
Other	386	65	80	170	19	14
Total	$2,241	$1,435	$765	$2,301	$(959)	$(426)
1.	Other commercial properties include investment in Darling Park Trust, E&Y Centre Sydney and Four World Financial Center
2.	The company acquired a controlling interest in Prime and commenced consolidation at December 8, 2010, as noted in Note 4

Certain of our investments are publicly listed entities with active pricing in a liquid market. The publicly listed price of these investments in comparison to the company’s carrying value is as follows:

	Dec. 31, 2010		Dec. 31, 2009		Jan. 1, 2009
(MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value	Public Price	Carrying Value
General Growth Properties	$1,176	$1,014	$—	$—	$—	$—
Prime Infrastructure	—	—	580	656	—	—
Other	72	87	103	99	91	114
	$1,248	$1,101	$683	$755	$91	$114

9.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$12,026	$8,911	$7,534
Accumulated fair value changes	7,417	8,373	8,063
Accumulated depreciation	(1,295)	(561)	—
Total	$18,148	$16,723	$15,597

Accumulated fair value changes include unrealized revaluations of property, plant and equipment using the revaluation method which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income.

The company’s property, plant and equipment relates to our business platforms as shown in the following table:

(MILLIONS)	Note		Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Renewable power generation	(a	)	$12,443	$13,166	$12,413
Infrastructure
Utilities	(b	)	723	209	219
Transport and energy	(c	)	1,727	298	—
Timberlands	(d	)	688	737	809
Private equity and finance	(e	)	2,497	2,114	1,940
Other property, plant and equipment	(f	)	70	199	216
			$18,148	$16,723	$15,597

126    BROOKFIELD ASSET MANAGEMENT

(a)	Renewable Power Generation

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$5,533	$5,035	$4,350
Accumulated fair value changes	7,804	8,531	8,063
Accumulated depreciation	(894)	(400)	—
Total	$12,443	$13,166	$12,413

Renewable power generation assets include the cost of the company’s hydroelectric generating stations, wind energy, pumped storage and natural gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years up to 2046.

Renewable power generation assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2010.

The key valuation metrics of our hydro and wind generating facilities at the end of 2010 and 2009 are summarized below. The valuations are impacted primarily by the discount rate and long-term power prices.

	United States		Canada		Brazil
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Discount rate	7.7%	8.2%	6.1%	7.2%	10.8%	11.0%
Terminal capitalization rate	7.9%	8.4%	7.1%	7.9%	11.0%	11.0%
Exit date	2030	2029	2030	2029	2029	2029

The following table presents the changes to the cost of the company’s renewable power generation assets:

(MILLIONS)	2010	2009
Balance at beginning of year	$5,035	$4,350
Additions	335	146
Foreign currency translation	163	539
Balance at end of year	$5,533	$5,035

As at December 31, 2010, the cost of generating facilities under development includes $239 million of capitalized costs (December 31, 2009 – $231 million; January 1, 2009 – $253 million).

The following table presents the changes to the accumulated fair value changes of the company’s power generation assets:

(MILLIONS)	2010	2009
Balance at beginning of year	$8,531	$8,063
Accumulated fair value changes	(929)	(278)
Foreign currency translation	202	746
Balance at end of year	$7,804	$8,531

The following table presents the changes to the accumulated depreciation of the company’s power generation assets:

(MILLIONS)	2010	2009
Balance at beginning of year	$(400)	$—
Depreciation expense	(488)	(379)
Foreign currency translation	(6)	(21)
Balance at end of year	$(894)	$(400)

2010 ANNUAL REPORT    127

(b)	Utilities

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$746	$220	$ 219
Accumulated depreciation	(23)	(11)	—
Total	$723	$209	$ 219

The company’s utilities assets are primarily comprised of power transmission and distribution networks, and an Australian coal terminal, which are operated primarily under regulated rate base arrangements.

Utilities assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2010. The company determined fair value to be the current replacement cost. The Australasian and European operations were valued based on fair values attributed in connection with the Prime merger.

The following table presents the changes to the cost of the company’s utilities assets:

(MILLIONS)		2010	2009
Balance at beginning of year		$ 220	$ 219
Additions		12	12
Acquisitions through business combinations		513	4
Disposals		—	(45)
Foreign currency translation		1	30
Balance at end of year		$ 746	$ 220
The following table presents the changes to the accumulated depreciation of the company’s utilities assets:

(MILLIONS)		2010	2009
Balance at beginning of year		$ (11)	$ —
Depreciation expense		(11)	(10)
Foreign currency translation		(1)	(1)
Balance at end of year		$ (23)	$ (11)
(c) Transport and Energy

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$1,776	$299	$ —
Accumulated fair value changes	(32)	—	—
Accumulated depreciation	(17)	(1)	—
Total	$1,727	$298	$ —
The following table presents the changes to the cost of the company’s transport and energy assets:

(MILLIONS)		2010	2009
Balance at beginning of year		$ 299	$ —
Additions		26	—
Acquisitions through business combinations		1,419	297
Foreign currency translation		32	2
Balance at end of year		$ 1,776	$ 299

The increase in transport and energy assets during 2010 relates primarily to the acquisition of Prime Infrastructure in December. Further details are included in Note 4.

128    BROOKFIELD ASSET MANAGEMENT

The following table presents the changes to the accumulated fair value changes of the company’s transport and energy assets:
(MILLIONS)		2010	2009
Balance at beginning of year		$ —	$ —
Accumulated fair value changes		(33)	—
Foreign currency translation		1	—
Balance at end of year		$ (32)	$ —
The following table presents the changes to the accumulated depreciation of the company’s transport and energy assets:
(MILLIONS)		2010	2009
Balance at beginning of year		$ (1)	$ —
Depreciation expense		(15)	(1)
Foreign currency translation		(1)	—
Balance at end of year		$ (17)	$ (1)
(d) Timberlands
(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$922	$861	$ 809
Accumulated fair value changes	(224)	(119)	—
Accumulated depreciation	(10)	(5)	—
Total	$688	$737	$ 809
The following table presents the change in the balance of property, plant and equipment within the company’s timberlands business.
(MILLIONS)		2010	2009
Balance at beginning of year		$ 861	$ 809
Additions		40	33
Disposals		(3)	(11)
Foreign currency translation		24	30
Balance at end of year		$ 922	$ 861

Timberland assets are accounted for under the revaluation model and the most recent date of revaluations was December 31, 2010.

The following table presents the changes to the accumulated fair value changes of the company’s timberland assets:

(MILLIONS)		Dec. 31, 2010	Dec. 31, 2009
Balance at beginning of year		$(119)	$ —
Accumulated fair value changes		(104)	(119)
Foreign currency translation		(1)	—
Balance at end of year		$(224)	$ (119)
The following table presents the changes to the accumulated depreciation of the property, plant and equipment within the company’s timberlands business:
(MILLIONS)		2010	2009
Balance at beginning of year		$ (5)	$ —
Depreciation expense		(5)	(5)
Balance at end of year		$ (10)	$ (5)

2010 ANNUAL REPORT    129

(e) Private Equity and Finance
(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$2,951	$2,288	$ 1,940
Accumulated fair value changes	(131)	(39)	—
Accumulated depreciation	(323)	(135)	—
Total	$2,497	$2,114	$ 1,940

Private equity and finance includes capital assets owned by the company’s investees held directly or consolidated through funds.

These assets are accounted for under the cost model, which requires the asset to be carried at its cost less any accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in the company’s private equity and finance operations:

(MILLIONS)		2010	2009
Balance at beginning of year		$ 2,288	$ 1,940
Additions		184	216
Acquisitions through business combinations		538	21
Disposals		(123)	(70)
Foreign currency translation		64	181
Balance at end of year		$ 2,951	$ 2,288
The following table presents the changes to the accumulated fair value changes of the company’s property, plant and equipment within its private equity and finance operations:
(MILLIONS)		2010	2009
Balance at beginning of year		$ (39)	$ —
Accumulated fair value changes		(92)	(39)
Balance at end of year		$ (131)	$ (39)
The following table presents the changes to the accumulated depreciation of the company’s other property, plant and equipment within its private equity and finance operations:
(MILLIONS)		2010	2009
Balance at beginning of year		$ (135)	$ —
Depreciation expense		(185)	(180)
Disposals		—	53
Foreign currency translation		(3)	(8)
Balance at end of year		$ (323)	$ (135)

(f)     Other Property, Plant and Equipment

Other property, plant and equipment includes construction in progress and development properties and totalled $70 million at December 31, 2010 (December 31, 2009 – $199 million; January 1, 2009 – $216 million).

10.   INVESTMENT PROPERTIES

(MILLIONS)		2010	2009
Fair value at beginning of year		$ 19,219	$ 16,719
Additions		689	1,480
Acquisitions through business combinations		1,416	321
Disposals		(859)	(360)
Fair value adjustments		835	(888)
Foreign currency translation		863	1,947
Fair value at end of year		$ 22,163	$ 19,219

130    BROOKFIELD ASSET MANAGEMENT

The fair value of investment properties is generally determined by discounting the expected cash flows of the properties based upon internal or external valuations. All properties are externally valued on a three year rotation plan. Certain adjustments have been made to external valuations conducted by third parties as follows:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Properties where fair value is determined by external valuators	$5,161	$7,177	$3,587
Adjustment for straight-line rentals	(1)	87	12
	5,160	7,264	3,599
Internal appraisals	17,003	11,955	13,120
Fair value recorded in financial statements	$22,163	$19,219	$16,719

The key valuation metrics of our commercial office properties are presented in the following table:

	United States		Canada		Australia
	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Discount rate	8.1%	8.8%	6.9%	7.4%	9.1%	9.3%
Terminal capitalization rate	6.7%	6.9%	6.3%	6.7%	7.4%	7.8%
Investment horizon (years)	10	10	11	10	10	10

11.	TIMBER

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Timber	$2,807	$2,610	$2,604
Other agricultural assets	399	358	235
Total	$3,206	$2,968	$2,839

The company held 1,447 million acres of consumable freehold timber at December 31, 2010 (December 31, 2009 – 1,445 million), of which approximately 854 million (December 31, 2009 – 855 million) acres were classified as mature and available for harvest.

The following table presents the change in the balance of standing timber within the company’s timber business:

(MILLIONS)	2010	2009
Balance at beginning of year	$2,610	$2,604
Additions	52	—
Fair value adjustments	282	54
Decrease due to harvest	(139)	(88)
Foreign currency changes	2	40
Balance at end of year	$2,807	$2,610

The carrying values are based on external appraisals that are completed annually. Key valuation assumptions include a weighted average discount and terminal capitalization rate of 6.6% (2009 – 6.5%) and an average terminal valuation date of 75 years. Timber prices were based on a combination of forward prices available in the market and the price forecasts of each appraisal firm.

12.	INTANGIBLE ASSETS

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$3,969	$1,150	$667
Accumulated amortization and impairment losses	(164)	(102)	(48)
Net intangible assets	$3,805	$1,048	$619

2010 ANNUAL REPORT    131

Intangible assets are allocated to the following cash generating units:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Utilities – Australian coal terminal	$2,571	$—	$—
Construction	408	376	308
Transport and energy – UK port operations	332	306	—
Private equity and finance	180	89	91
Timber – Western North America	133	112	94
Renewable power generation	125	119	89
Other	56	46	37
Total	$3,805	$1,048	$619

The following table presents the change in the balance of the intangible assets:

(MILLIONS)	2010	2009
Cost at beginning of year	$1,150	$667
Additions	34	5
Acquisitions through business combinations	2,564	306
Disposals	—	(14)
Foreign currency translation	221	186
Cost at end of year	$3,969	$1,150

The following table presents the accumulated amortization and accumulated impairment losses to the company’s intangible assets:

(MILLIONS)	2010	2009
Accumulated amortization at beginning of year	$ (102)	$ (48)
Amortization	(43)	(29)
Reversal of impairments	15	8
Foreign currency translation	(34)	(33)
Accumulated amortization at end of year	$ (164)	$ (102)

13.	GOODWILL

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Cost	$2,561	$2,370	$1,995
Accumulated impairment losses	(15)	(7)	(3)
Total	$2,546	$2,363	$1,992

Goodwill is allocated to the following cash generating units:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Construction	$862	$756	$599
Timber – Western North America	591	591	591
Residential – Brazil	474	446	334
Retail – Brazil	169	162	121
Asset management	194	194	173
Other	256	214	174
Total	$2,546	$2,363	$1,992

132    BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of goodwill:

(MILLIONS)	2010	2009
Cost at beginning of year	$2,370	$1,995
Acquisitions through business combinations	22	—
Disposals	—	(12)
Foreign currency translation and other	169	387
Cost at end of year	$2,561	$2,370

The following table reconciles the accumulated goodwill impairments:

(MILLIONS)	2010	2009
Accumulated impairment at beginning of year	$ (7)	$ (3)
Impairment losses	(8)	(4)
Accumulated impairment at end of year	$ (15)	$ (7)

14.	INCOME TAXES

The major components of income tax expense for the year ended December 31, 2010 and December 31, 2009 are set out below:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Total current income tax	$ 97	$ (5)
Deferred income tax expense / (recovery)
Origination and reversal of temporary differences	$ 60	$ (292)
Expense / (recovery) arising from previously unrecognized tax assets	(15)	13
Change of tax rates and imposition of new legislation	(2)	(8)
Total deferred income tax	$ 43	$ (287)

The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the differences set out below:

	2010	2009
Statutory income tax rate	31%	33%
Increase (reduction) in rate resulting from:
Portion of income not subject to tax	(7)	(4)
International operations subject to different tax rates	(14)	(3)
Change in tax rates on temporary differences	1	(2)
Derecognition of future tax assets/(liabilities)	(6)	2
Non-recognition of the benefit of current year’s tax losses	1	(5)
Other	(1)	(2)
Effective income tax rate	5%	19%

The following chart details the expiry date, if applicable, of the unrecognized deferred tax assets:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
2010	$—	$5	$—
2011	—	—	5
2012	—	—	—
2013	—	—	—
2014	1	29	—
2015	8	15	29
After 2020	284	257	205
Do not expire	519	432	432
Total	$812	$738	$671

2010 ANNUAL REPORT    133

The dividend payment on certain preferred shares of the company results in the payment of cash taxes and the company obtaining a deduction based on the amount of these taxes.

Deferred income tax assets and liabilities as at December 31, 2010, December 31, 2009 and January 1, 2009 relate to the following:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-capital losses (Canada)	$578	$433	$215
Capital losses (Canada)	171	129	82
Losses (U.S.)	360	165	177
Losses (International)	634	273	237
Difference in basis	(4,929)	(4,778)	(4,475)
Total net deferred tax liability	$(3,186)	$(3,778)	$(3,764)

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Deferred income tax asset	$1,784	$1,454	$984
Deferred income tax liability	(4,970)	(5,232)	(4,748)
Total net deferred tax liability	$(3,186)	$(3,778)	$(3,764)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2010 is $4,164 million (December 31, 2009 – $2,497 million; January 1, 2009 – $5,999 million).

The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.

15.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts payable	$4,581	$3,697	$3,912
Other liabilities	5,753	4,130	3,065
Total	$10,334	$7,827	$6,977

The current and non-current balances of accounts payable and other liabilities are as follows:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Current	$6,482	$4,567	$3,812
Non-current	3,852	3,260	3,165
Total	$10,334	$7,827	$6,977

Included in accounts payable and other liabilities are $1,286 million (2009 – $946 million) and $633 million (2009–$592 million) of accounts payable and deferred revenue, respectively, related to the company’s residential development operations. Accounts payable includes $598 million (2009 – $826 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries. Other liabilities also includes the consolidation of Prime Infrastructure’s $1,859 million of liabilities associated with assets that are classified as held-for-sale (see Note 4 and Note 6).

134    BROOKFIELD ASSET MANAGEMENT

16.	CORPORATE BORROWINGS

(MILLIONS)	Maturity	Annual Rate	Currency	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Term debt
Public – U.S.	Mar. 1, 2010	5.75%	US$	$—	$200	$200
Public – U.S.	Jun. 15, 2012	7.13%	US$	350	350	350
Private – U.S.	Oct. 23, 2012	6.40%	US$	75	75	75
Private – U.S.	Oct. 23, 2013	6.65%	US$	75	75	75
Private – Canadian	Apr. 30, 2014	6.26%	C$	33	35	—
Private – Canadian	Jun. 2, 2014	8.95%	C$	501	475	—
Public – Canadian	Sept. 8, 2016	5.20%	C$	301	—	—
Public – U.S.	Apr. 25, 2017	5.80%	US$	240	240	250
Public – Canadian	Apr. 25, 2017	5.29%	C$	250	238	205
Public – Canadian	Mar. 1, 2021	5.30%	C$	351	—	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	301	285	246
Commercial paper through bank borrowings		L + 50 b.p.	US$/C$	199	388	649
Deferred financing costs[1]				(21)	(18)	(16)
Total				$2,905	$2,593	$2,284
1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method L-One month LIBOR, b.p. - Basis Points

Corporate borrowings have a weighted average interest rate of 5.5% (2009 – 5.9%), and include $1,832 million (2009 – $1,099 million) repayable in Canadian dollars of C$1,829 million (2009 – C$1,157 million).

17.	NON-RECOURSE BORROWINGS

(a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development Activities	Other	Total Annual Payments
2011	$127	$2,091	$643	$1,289	$181	$4,331
2012	—	1,862	314	497	395	3,068
2013	603	2,357	750	413	89	4,212
2014	236	1,155	491	221	333	2,436
2015	475	259	433	90	6	1,263
Thereafter	2,393	2,965	1,832	116	838	8,144
Total – Dec. 31, 2010	$3,834	$10,689	$4,463	$2,626	$1,842	$23,454
Total – Dec. 31, 2009	$3,861	$9,481	$1,978	$2,377	$2,015	$19,712
Total – Jan. 1, 2009	$3,353	$8,977	$1,582	$2,438	$1,458	$17,808

The current and non-current balances of property-specific mortgages are as follows:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Current	$4,331	$2,639	$2,626
Non-current	19,123	17,073	15,182
Total	$23,454	$19,712	$17,808

2010 ANNUAL REPORT    135

Property-specific mortgages by currency include:

(MILLIONS)	Dec. 31, 2010	Local Currency		Dec. 31, 2009	Local Currency		Jan. 1, 2009	Local Currency
U.S. dollars	$9,490	US$	9,490	$9,641	US$	9,641	$10,622	US$	10,622
Australian dollars	5,320	A$	5,199	2,865	A$	3,192	2,021	A$	2,867
Canadian dollars	3,785	C$	3,779	3,433	C$	3,612	2,861	C$	3,493
Brazilian reals	3,215	R$	5,356	2,397	R$	4,174	1,431	R$	3,344
British pounds	1,380	£	884	1,201	£	743	725	£	496
New Zealand dollars	257	N$	329	120	N$	166	101	N$	171
European Union euros	7	€	5	55	€	38	47	€	32
Total	$23,454			$19,712			$17,808

(b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Renewable Power Generation	Commercial Properties	Infrastructure	Development Activities	Other	Total Annual Payments
2011	$56	$308	$25	$191	$40	$620
2012	—	10	112	—	283	405
2013	—	261	1	87	134	483
2014	—	—	1	—	1	2
2015	—	—	—	—	1,149	1,149
Thereafter	1,096	—	9	—	243	1,348
Total – Dec. 31, 2010	$1,152	$579	$148	$278	$1,850	$4,007
Total – Dec. 31, 2009	$1,144	$551	$—	$475	$1,630	$3,800
Total – Jan. 1, 2009	$652	$831	$140	$462	$1,576	$3,661

The current and non-current balances of subsidiary borrowings are as follows:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Current	$620	$867	$1,175
Non-current	3,387	2,933	2,486
Total	$4,007	$3,800	$3,661

Subsidiary borrowings by currency include:

(MILLIONS)	Dec. 31, 2010	Local Currency		Dec. 31, 2009	Local Currency		Jan. 1, 2009	Local Currency
U.S. dollars	$1,907	US$	1,907	$1,860	US$	1,860	$1,933	US$	1,933
Canadian dollars	1,301	C$	1,298	1,191	C$	1,253	955	C$	1,166
Australian dollars	511	A$	499	588	A$	655	760	A$	1,078
British pounds	157	£	100	161	£	100	9	£	6
New Zealand dollars	112	N$	144	—	N$	—	—	N$	—
Brazilian reals	19	R$	32	—	R$	—	4	R$	9
Total	$4,007			$3,800			$3,661

18.	CAPITAL SECURITIES

Capital securities are classified as liabilities and consist of the following:

(MILLIONS)	Note		Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Corporate preferred shares	(a	)	$669	$632	$543
Subsidiary preferred shares	(b	)	1,038	1,009	882
Total			$1,707	$1,641	$1,425

136    BROOKFIELD ASSET MANAGEMENT

(a)	Corporate Preferred Shares

(MILLIONS EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Class A preferred shares	10,000,000	Series 10	5.75%	C$	$251	$238	$205
	4,032,401	Series 11	5.50%	C$	101	96	83
	7,000,000	Series 12	5.40%	C$	175	166	143
	6,000,000	Series 21	5.00%	C$	150	142	123
Deferred financing costs					(8)	(10)	(11)
Total					$669	$632	$543

Subject to approval of the Toronto Stock Exchange, the Series 10, 11, 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of either the company or the holder, at any time after the following dates:

CLASS A PREFERRED SHARES	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series 10	Sept. 30, 2008	Sept. 30, 2008	Mar. 31, 2012
Series 11	Jun. 30, 2009	Jun. 30, 2009	Dec. 31, 2013
Series 12	Mar. 31, 2014	Mar. 31, 2014	Mar. 31, 2018
Series 21	Jun. 30, 2013	Jun. 30, 2013	Jun. 30, 2013

(b)	Subsidiary Preferred Shares

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Description	Cumulative Dividend Rate	Currency	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Class AAA preferred shares of Brookfield Office Properties	8,000,000	Series F	6.00%	C$	$200	$190	$164
	4,400,000	Series G	5.25%	US$	110	110	110
	8,000,000	Series H	5.75%	C$	200	190	164
	7,130,228	Series I	5.20%	C$	179	190	164
	8,000,000	Series J	5.00%	C$	200	190	164
	6,000,000	Series K	5.20%	C$	151	143	123
Deferred financing costs					(2)	(4)	(7)
Total					$1,038	$1,009	$882

The subsidiary preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

CLASS AAA PREFERRED SHARES	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
Series F	Sept. 30, 2009	Sept. 30, 2009	Mar. 31, 2013
Series G	Jun. 30, 2011	Jun. 30, 2011	Sept. 30, 2015
Series H	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2015
Series I	Dec. 31, 2008	Dec. 31, 2008	Dec. 31, 2010
Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014
Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016

2010 ANNUAL REPORT    137

19.	INTERESTS OF OTHERS IN FUNDS

Interests of others in funds is classified outside of equity and is comprised of the following:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Redeemable fund units	$1,355	$899	$283
Limited life funds	207	122	265
	$1,562	$1,021	$548

Redeemable fund units represent the interests of others in the company’s Canadian Renewable Power Fund, whose units have a redemption feature allowing holders to redeem their units from the Fund for an amount based on the market price of the units. These interests are measured at the redemption amount at the balance sheet date with changes in value recorded in net income in the period of change. A maximum of $0.3 million may be redeemed in one single month for cash cumulatively by all holders and the Fund may satisfy additional redemptions through the issuance of notes in lieu of cash which are redeemable at the option of the Fund.

Limited life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to non-controlling interests based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life. The increase or decrease in the amount of the liability resulting from the operations of the fund that is attributable to others is recorded in net income in the period of the change.

20.	EQUITY

Equity is comprised of the following:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Preferred equity	$1,658	$1,144	$870
Non-controlling interests	14,739	10,186	8,038
Common equity	12,795	11,809	11,267
	$29,192	$23,139	$20,175

(a)	Preferred Equity

Preferred equity represents perpetual preferred shares and consists of the following:

		Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	2010	2009	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Class A preferred shares
Series 2	70% P	10,465,100	10,465,100	$169	$169	$169
Series 4	70% P/8.5%	2,800,000	2,800,000	45	45	45
Series 8	Variable up to P	1,805,948	1,805,948	29	29	29
Series 9	4.35%	2,194,052	2,194,052	35	35	35
Series 13	70% P	9,297,700	9,297,700	195	195	195
Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42	42
Series 17	4.75%	8,000,000	8,000,000	174	174	174
Series 18	4.75%	8,000,000	8,000,000	181	181	181
Series 22	7.00%	12,000,000	12,000,000	274	274	—
Series 24	5.40%	11,000,000	—	269	—	—
Series 26	4.50%	10,000,000	—	245	—	—
Total				$1,658	$1,144	$870
1.	Rate determined in a quarterly auction

P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points

138    BROOKFIELD ASSET MANAGEMENT

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

In February 2011, the company issued 9,400,000 Class A Series 28, 4.6% preferred shares for cash proceeds of C$235 million, and incurred transaction costs of C$7 million.

(b)	Non-controlling interests

Non-controlling interests represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Common equity	$13,802	$9,798	$7,916
Preferred equity	937	388	122
Total	$14,739	$10,186	$8,038

Non-controlling interests in common and preferred equity increased by $4,553 and $2,148 million during 2010 and 2009 respectively, primarily as a result of equity issuances in the company’s consolidated subsidiaries, the consolidation of net assets acquired through business combinations and the non-controlling interests’ share of comprehensive income.

(c)	Common Equity

The company’s common share capital is comprised of the following:

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Class A and B common shares	$1,334	$1,289	$1,278
Contributed surplus	97	67	49
Retained earnings	4,627	3,560	4,760
Disposition gains	187	117	—
Accumulated other comprehensive income	6,550	6,776	5,180
Common equity	$12,795	$11,809	$11,267

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

The number of shares issued and outstanding and unexercised options at December 31, 2010, December 31, 2009 and January 1, 2009 are as follows:

	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Class A common shares	577,578,573	572,782,819	572,479,652
Class B common shares	85,120	85,120	85,120
	577,663,693	572,867,939	572,564,772
Unexercised options	38,401,076	34,883,426	27,761,269
Total diluted common shares	616,064,769	607,751,365	600,326,041

2010 ANNUAL REPORT    139

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Dec. 31, 2010	Dec. 31, 2009
Outstanding at beginning of year	572,867,939	572,564,772
Shares issued (repurchased)
Dividend reinvestment plan	112,876	178,962
Management share option plan	4,681,614	1,622,444
Repurchases	—	(1,498,249)
Other	1,264	10
Outstanding at end of year	577,663,693	572,867,939

In January 2011, the company issued 27,500,000 Class A common shares in connection with the $1.7 billion acquisition of General Growth Properties common shares. In February 2011, the company issued 17,595,000 Class A common shares for cash proceeds of C$578 million pursuant to a public equity offering.

(i)	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Net income (loss) available to common shareholders	$1,454	$(836)
Preferred share dividends	(75)	(43)
Net income (loss) available to common shareholders – basic	1,379	(879)
Capital securities dividends[1]	36	—
Net income (loss) available for common shareholders – diluted	$1,415	$(879)

(MILLIONS)
Weighted average – common shares	574.9	572.2
Dilutive effect of the conversion of options using treasury stock method	9.6	—
Dilutive effect of the conversion of capital securities[1,2]	23.0	—
Common shares and common share equivalents	607.5	572.2
1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at year-end

(ii)	Stock-Based Compensation

The expense recognized for stock-based compensation is summarized in the following table:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Expense arising from equity-settled share-based payment transactions	$46	$34
Expense arising from cash-settled share-based payment transactions	163	81
Total expense arising from share-based payment transactions	209	115
Effect of hedging program	(149)	(82)
Total expense included in consolidated results	$60	$33

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2010.

Management Share Option Plan (“MSOP”)

Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A Limited Voting Shares. The exercise price is equal to the market price at the grant date.

140    BROOKFIELD ASSET MANAGEMENT

The changes in the number of options during 2010 and 2009 were as follows:

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2010	34,883	C$	19.11	—	US$	—
Granted	—		—	8,873		23.39
Exercised	(4,682)		9.51	—		—
Cancelled	(565)		26.83	(108)		23.18
Outstanding at December 31, 2010	29,636	C$	20.48	8,765	US$	23.39
1.	Options to acquire TSX listed Class A Common shares
2.	Options to acquire NYSE listed Class A Common shares

	Number of Options (000’s)[1]	Weighted Average Exercise Price
Outstanding at January 1, 2009	27,761	C$	17.12

Granted	10,155		17.78

Exercised	(1,623)		7.76

Cancelled	(1,410)		32.37
Outstanding at December 31, 2009	34,883	C$	19.11
1.	Options to acquire TSX listed Class A Common shares

The cost of the options granted during the period was determined using the Black-Scholes model of valuation, with inputs to the model as follows:

	Unit	2010	2009
Weighted average share price	US$	23.39	14.31
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	32.7	32.1
Liquidity discount	%	25.0	25.0
Weighted average expected annual dividend yield	%	2.2	3.7
Risk-free rate	%	3.0	2.3
1.	Share price volatility was determined based on historical share prices over a similar period to the term exercise

At December 31, 2010, the following options to purchase Class A common shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested	Unvested	Total
C$7.61 – C$9.76	1.4 years	4,715	—	4,715
C$13.37 – C$19.03	7.1 years	4,413	7,717	12,130
C$20.21 – C$30.22	4.7 years	6,566	760	7,326
C$31.62 – C$46.59	6.7 years	2,687	2,778	5,465
US$23.18 – US$30.64	9.2 years	—	8,765	8,765
		18,381	20,020	38,401

2010 ANNUAL REPORT    141

Restricted Share Unit (“RSU”) Plan

A Restricted Share Unit Plan provides for the issuance of DSUs, as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2010 was $374 million (December 31, 2009 – $231 million; January 1, 2009 – $145 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2010, including those of operating subsidiaries, totalled $13 million (2009 – $1 million), net of the impact of hedging arrangements.

The change in the number of DSUs and RSUs during 2010 and 2009 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2010	6,540	8,142	C$	13.49
Granted and reinvested	635	—		—
Exercised	(621)	(112)		8.83
Cancelled	(23)	—		—
Outstanding at December 31, 2010	6,531	8,030	C$	13.56

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2009	6,202	9,331	C$	13.59
Granted and reinvested	956	—		—
Exercised	(581)	(949)		13.29
Cancelled	(37)	(240)		18.12
Outstanding at December 31, 2009	6,540	8,142	C$	13.49

The fair value of DSUs is equal to the traded price of the company’s common shares.

The fair value of RSUs was determined using the Black-Scholes model of valuation, with inputs to the model as follows:

	Unit	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Share price on date of measurement	C$	33.20	23.37	18.55
Weighted average exercise price	C$	13.56	13.49	13.50
Term to exercise	Years	11.2	12.2	13.2
Share price volatility	%	29.3	29.0	29.1
Weighted average of expected annual dividend yield	%	1.3	2.0	2.6
Risk-free rate	%	3.7	4.3	3.3
Weighted average fair value of a unit	C$	20.62	12.02	7.38

142    BROOKFIELD ASSET MANAGEMENT

21.	REVENUES LESS DIRECT OPERATING COSTS

Direct operating costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes. The details are as follows:

		2010			2009
(MILLIONS)	Revenue	Expenses	Net	Revenue	Expenses	Net
Renewable power generation	$1,138	$390	$748	$1,114	$337	$777
Commercial properties	1,829	547	1,282	1,715	656	1,059
Infrastructure	656	435	221	314	219	95
Development activities	2,702	2,175	527	1,880	1,724	156
Private equity and finance	2,000	1,719	281	1,754	1,643	111
Cash, financial assets, fee revenues and other	347	102	245	280	71	209
Construction and property services	2,172	2,052	120	1,477	1,388	89
	$10,844	$7,420	$3,424	$8,534	$6,038	$2,496

22.	FAIR VALUE CHANGES

Fair value changes consist of mark-to-market gains (losses) and are comprised of the following:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Investment property	$835	$(888)
Timber	143	(34)
Infrastructure	405	—
Equity accounted investments	271	(779)
Power contracts	588	3
Redeemable units	(159)	(244)
Interest rate contracts	(58)	74
Other	(160)	(400)
	$1,865	$(2,268)

23.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at December 31, 2010, December 31, 2009 and January 1, 2009 is as follows:

(MILLIONS)	Note		Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Foreign exchange	(a	)	$6,463	$2,220	$3,607
Interest rates	(b	)	9,523	5,287	4,385
Credit default swaps	(c	)	84	365	2,465
Equity derivatives	(d	)	790	567	417
			$16,860	$8,439	$10,874
Commodity instruments	(e	)
Energy (GWh)			74,022	45,089	18,798
Natural gas (MMBtu – 000s)			16,990	20,811	17,295
Crude oil (bbls)			1,000	—	—

2010 ANNUAL REPORT    143

(a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2010, December 31, 2009 and January 1, 2009.

	Notional Amount (U.S. Dollars)			Average Exchange Rate
(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Foreign exchange contracts
Australian dollars	$2,282	$389	$1,053	0.96	0.81	0.67
Canadian dollars	984	192	278	1.01	0.95	0.82
British pounds	883	364	960	1.57	1.61	1.48
European Union euros	211	176	121	1.35	1.46	1.49
Danish krones	164	54	—	0.18	0.19	—
Brazilian reais	181	3	249	1.73	1.75	1.92
New Zealand dollars	74	—	—	0.75	—	—
Japanese yen	28	—	—	79.23	—	—
Cross currency interest rate swaps
Canadian dollars	366	569	669	0.73	0.79	0.67
Brazilian reais	174	—	136	1.60	—	1.71
Australian dollars	—	24	141	—	0.66	0.77
Foreign exchange options
Australian dollars	640	449	—	1.05	0.73	—
Canadian dollars	431	—	—	1.14	—	—
British pounds	7	—	—	1.65	—	—
Foreign currency futures
U.S. dollars	30	—	—	1.01	—	—
European Union euros	5	—	—	1.34	—	—
Japanese yen	3	—	—	80.50	—	—
	$6,463	$2,220	$3,607
Included in net income, are unrealized net losses on foreign currency derivative balances amounting to $14 million (2009 – net gain of $24 million) and included in the cumulative translation adjustment account in other comprehensive income are losses in respect of foreign currency contracts entered into for hedging purposes amounting to $151 million (2009 – net gain of $4 million).

(b)	Interest Rates

At December 31, 2010, the company held interest rate swap contracts having an aggregate notional amount of $700 million (2009 – $650 million). The company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $7,550 million (2009 – $3,953 million). The company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $556 million (2009 – $684 million), interest rate swaptions with an aggregate notional value of $584 million (2009 – $nil), bond forwards with an aggregate notional value of $60 million (2009 – $nil), and interest rate futures with an aggregate notional value of $73 million (2009 – $nil).

(c)	Credit Default Swaps

As at December 31, 2010, the company held credit default swap contracts with an aggregate notional amount of $84 million (2009 – $365 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $75 million (2009 – $245 million) of the notional amount and could be required to make payments in respect of $9 million (2009 – $120 million) of the notional amount.

144    BROOKFIELD ASSET MANAGEMENT

(d)	Equity Derivatives

At December 31, 2010, the company and its subsidiaries held equity derivatives with a notional amount of $790 million (2009 – $567 million) which includes a $543 million (2009 – $366 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year-end.

(e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements at year-end.

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedge accounting during the year ended December 31, 2010 and 2009 as either: cash flow hedges, net investment hedges or fair value hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification whereas, changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2010			2009
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$6,192	$(41)	$4	$3,359	$118	$1
Net investment hedges	4,695	(151)	—	1,064	4	5
Fair value hedges	649	(5)	—	447	9	2
	$11,536	$(197)	$4	$4,870	$131	$8
1.	Notional amount does not include 2,476 GWh and 2,267 GWh of commodity derivatives at December 31, 2010 and December 31, 2009, respectively

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2010 and 2009, for both derivatives that are fair value through profit or loss and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2010	Unrealized Losses During 2010	Net Change During 2010	Net Change During 2009
Foreign exchange derivatives	$40	$(205)	$(165)	$28
Interest rate derivatives
Interest rate swaps	66	(182)	(116)	219
Bond forwards	—	(2)	(2)	—
Interest rate caps	—	—	—	3
Interest rate swaptions	—	(1)	(1)	—
	66	(185)	(119)	222
Credit default swaps	1	(5)	(4)	(4)
Equity derivatives	374	(2)	372	19
Commodity derivatives	641	(105)	536	(30)
	$1,122	$(502)	$620	$235

2010 ANNUAL REPORT    145

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2010 and the comparative notional amounts at December 31, 2009 and January 1, 2009, for both derivatives that are fair value through profit or loss and derivatives that qualify for hedge accounting:

	Dec. 31, 2010				Dec. 31, 2009	Jan. 1, 2009
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$736	$563	$4	$1,303	$789	$352
Interest rate derivatives
Interest rate swaps	1,446	425	378	2,249	1,474	1,328
Interest rate swaptions	523	61	—	584	—	—
Interest rate caps	214	42	—	256	384	393
Interest rate futures	—	73	—	73	—	—
	2,183	601	378	3,162	1,858	1,721
Credit default swaps	—	75	9	84	365	2,465
Equity derivatives	76	487	212	775	557	409
	$2,995	$1,726	$603	$5,324	$3,569	$4,947
Commodity instruments
Energy (GWh)	17,336	18,181	36,029	71,546	42,822	14,523
Natural gas (MMBtu – 000s)	4,056	12,934	—	16,990	20,811	17,295
Crude Oil (bbls)	500	500	—	1,000	—	—
Elected for hedge accounting
Foreign exchange derivatives	$4,975	$185	$—	$5,160	$1,431	$3,255
Interest rate derivatives
Interest rate swaps	362	3,135	2,504	6,001	3,129	2,364
Bond forwards	60	—	—	60	—	—
Interest rate caps	300	—	—	300	300	300
	722	3,135	2,504	6,361	3,429	2,664
Equity derivatives	6	9	—	15	10	8
	$5,703	$3,329	$2,504	$11,536	$4,870	$5,927
Commodity instruments
Energy (GWh)	1,362	1,114	—	2,476	2,267	4,275

24.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

146    BROOKFIELD ASSET MANAGEMENT

Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50-basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $29 million (2009 – $33 million) on an annualized basis.

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income. The impact of a 10-basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $6 million (2009 – $4 million) and an increase in other comprehensive income of $21 million (2009 – $9 million), before tax for the year ended December 31, 2010.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $7 million (2009 – $8 million) increase in the value of these positions on a combined basis, of which $6 million (2009 – $12 million) relates to the Canadian dollar. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $52 million (2009 – $14 million) as at December 31, 2010, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives in respect of compensation arrangements, would have decreased net income by $55 million (2009 – $27 million) and decreased other comprehensive income by $5 million (2009 – $7 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $24 million (2009 – $16 million). This increase would be offset by a $25 million (2009 – $17 million) change in value of the associated equity derivatives of which $24 million (2009 – $16 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2009 – $1 million) would be recorded in other comprehensive income.

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The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2010 by approximately $113 million (2009 – $21 million) and decreased other comprehensive income by $6 million (2009 – $4 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a net notional amount of $84 million (2009 – $125 million) at December 31, 2010. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10-basis point increase in the credit spread of the underlying reference assets would have increased net income by $0.3 million (2009 – $0.3 million) for the year ended December 31, 2010, prior to taxes.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

25.	CAPITAL MANAGEMENT

The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of corporate preferred shares that are convertible into common shares at the option of either the holder or the company. As at December 31, 2010, the recorded values of these items in the company’s consolidated financial statements totalled $15.1 billion (2009 – $13.6 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by

148    BROOKFIELD ASSET MANAGEMENT

the company or are otherwise considered corporate in nature, totalled $3.8 billion based on carrying values at December 31, 2010 (2009 – $3.4 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios based on the company’s net tangible asset value. The ratio as at December 31, 2010 was 15% (2009 – 14%), which is within the company’s target.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2010. The company and its consolidated entities are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

26.	POST-EMPLOYMENT BENEFITS

The company offers pension and other post employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ income for 2010 was $13 million (2009 – expense of $15 million). The discount rate used was 6% (2009 – 6%) with an increase in the rate of compensation of 3% (2009 – 4%) and an investment rate of 7% (2009 – 8%).

(MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Plan assets	$833	$1,063	$983
Less accrued benefit obligation:
Defined benefit pension plan	(752)	(1,186)	(1,094)
Other post-employment benefits	(39)	(34)	(62)
Net asset (liability)	42	(157)	(173)
Less: Unamortized transitional obligations and net actuarial losses	27	264	291
Accrued benefit asset	$69	$107	$118

27.	JOINT OPERATIONS

The following amounts represent the company’s proportionate interest in jointly controlled assets that are proportionately consolidated in the company’s accounts:

AS AT AND YEARS ENDED (MILLIONS)	Dec. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Current assets	$53	$180	$135
Long-term assets	3,536	2,016	2,766
Total assets	$3,589	$2,196	$2,901
Current liabilities	$278	$68	$408
Long-term liabilities	768	556	607
Total liabilities	$1,046	$624	$1,015
Revenues	$465	$298
Expenses	106	458
Net income (loss)	$359	$(160)

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28.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	Renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

Commercial property operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Australian, Brazilian and European cities;

(c)	Infrastructure operations, which are predominantly utilities, transport and energy and timberland operations located in Australia, North America, Europe and South America;

(d)

Development activities operations, which are principally residential development, opportunistic investing and homebuilding operations, located primarily in major North American, Brazilian and Australian cities; and

(e)	Private equity and finance operations include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as cash, financial assets, fee revenues and other.

The following table disaggregates revenue, net income (loss), assets and liabilities by reportable segments:

	Dec. 31, 2010				Dec. 31, 2009				Jan. 1, 2009
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Revenue	Net Income	Assets	Liabilities	Revenue	Net Income	Assets	Liabilities	Assets	Liabilities
Renewable power generation	$1,161	$406	$14,738	$9,902	$1,136	$(40)	$15,081	$9,771	$14,013	$7,823
Commercial properties	2,085	1,602	27,654	14,055	2,045	(687)	22,600	13,124	21,069	12,830
Infrastructure	867	538	13,695	8,446	420	(106)	6,395	3,039	4,870	2,456
Development activities	2,713	299	9,393	5,336	1,881	(53)	8,987	4,820	6,959	4,258
Private equity and finance	3,802	173	7,554	4,078	3,473	(47)	6,999	3,786	6,284	3,325
Cash, financial assets, fee revenues and other	2,995	177	5,097	7,122	2,263	(43)	4,903	7,286	4,431	6,759
	$13,623	$3,195	$78,131	$48,939	$11,218	$(976)	$64,965	$41,826	$57,626	$37,451

Revenues, assets and liabilities by geographic segments are as follows:

	Dec. 31, 2010			Dec. 31, 2009			Jan. 1, 2009
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Revenue	Assets	Liabilities	Revenue	Assets	Liabilities	Assets	Liabilities
United States	$5,069	$28,122	$18,100	$4,743	$27,083	$19,429	$27,227	$19,437
Canada	2,607	17,440	12,053	2,399	15,917	10,143	14,542	8,732
Australia	2,034	16,813	10,028	1,660	7,706	4,292	5,654	3,820
Brazil	1,688	11,483	6,453	1,212	9,594	5,166	7,015	4,127
Europe	1,283	3,348	1,937	797	3,450	2,450	2,154	1,156
Other	942	925	368	407	1,215	346	1,034	179
	$13,623	$78,131	$48,939	$11,218	$64,965	$41,826	$57,626	$37,451

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29.	SUPPLEMENTAL CASH FLOW INFORMATION

YEARS ENDED DECEMBER 31 (MILLIONS)	2010	2009
Corporate borrowings
Issuances	$630	$459
Repayments	(203)	(20)
Commercial paper and bank borrowings repayments, net of issuances	(193)	(333)
Net	$234	$106
Property-specific mortgages
Issuances	$3,141	$2,239
Repayments	(3,455)	(2,810)
Net	$(314)	$(571)
Other debt of subsidiaries
Issuances	$744	$1,302
Repayments	(1,104)	(1,661)
Net	$(360)	$(359)
Common shares
Issuances	$45	$14
Repayments	—	(18)
Net	$45	$(4)
Investment property
Proceeds of dispositions	$749	$158
Investments	(1,370)	(701)
Net	$(621)	$(543)
Renewable power generation
Proceeds of dispositions	$—	$—
Investments	(348)	(164)
Net	$(348)	$(164)
Infrastructure
Proceeds of dispositions	$69	$314
Investments	(58)	(321)
Net	$11	$(7)
Private equity and finance
Proceeds of dispositions	$116	$36
Investments	(247)	(235)
Net	$(131)	$(199)
Investments
Proceeds of dispositions	$—	$—
Investments	(442)	(859)
Net	$(442)	$(859)
Other financial assets
Proceeds of disposition	$1,328	$1,160
Investments	(1,719)	(1,268)
Net	$(391)	$(108)

Cash taxes paid were $141 million (2009 – $19 million). Cash interest paid totalled $1,784 million (2009 – $1,581 million). Sustaining capital expenditures in the company’s power generating operations were $59 million (2009 – $70 million), in its property operations were $47 million (2009 – $49 million) and in its infrastructure operations were $22 million (2009 – $13 million).

Included in cash and cash equivalents is $1,188 million (December 31, 2009 – $776 million) of cash and $525 million of short-term deposits at December 31, 2010 (December 31, 2009 – $533 million).

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30.	OTHER INFORMATION

(a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company and its subsidiaries enter into contractual obligations which include commitments to provide bridge financing, letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2010, the company and its subsidiaries had $1,338 million (2009 – $1,285 million) of such commitments outstanding of which $147 million (2009 – $244 million) is included in accounts payable and other liabilities in the consolidated balance sheets.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.

The company has $3.5 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.

(b)	Insurance

The company conducts insurance operations as part of its activities. As at December 31, 2010, the company held insurance assets of $473 million (2009 – $709 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2010, net underwriting gains on reinsurance operations were $3 million (2009 – $13 million) representing $59 million (2009 – $89 million) of premium and other revenues offset by $56 million (2009 – $102 million) of reserves and other expenses.

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(c)	Compensation of Key Management Personnel

The remuneration of directors and other key management personnel of the company during the years ended December 31, 2010 and 2009 was as follows:

(MILLIONS)	2010	2009
Salaries, incentives and short-term benefits	$4	$3
Share-based payments	14	15
	$18	$18

The remuneration of directors and key executives is determined by the Compensation Committee having regard to the performance of individuals and market funds.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “potential,” “intend,” “grow,” “plan,” “seek,” “expect,” “believe,” “predict,” “project,” “estimate,” “anticipate,” “objective,” “continue,” “enable,” “expand,” “likely,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “might,” “could,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Annual Report include statements with respect to: our belief that we should record substantially increased cash flows as the recovery gains momentum, our economically sensitive businesses continue to recover and new operations start to fully contribute; our belief in continued growth in 2011, as well as a recovery in employment levels and the impact on our shorter cycle businesses; our objective to increase the intrinsic value of a Brookfield common share at a rate of 12% to 15% per annum when measured over the longer term; our belief that our business strategies should enable our shares to compound at a rate of between 12% and 15%; our expectation of growth opportunities with our investment in General Growth Properties, Inc., and our positive outlook on its long-term prospects; our ability to capitalize on organic growth opportunities over the next decade in Australia, Brazil and Canada, and our belief that such countries will continue to be excellent places to invest our capital; our belief in the recovery of the U.S. economy over the medium to longer term; our ability to organically expand our operations, achieve our goals for return on capital and make acquisitions at highly attractive long-term returns; the ability of Brookfield Infrastructure to increase distributions; our belief that Brookfield Office Properties will become a premier public security in the capital markets over the next five years; our belief that our Brazilian residential homebuilder in on track to achieve its best year ever as the Brazilian real estate market continues to prosper; the closing of the combination of BPO’s residential business with Brookfield Homes, as well as our belief in improvement in North American residential markets over the next few years and the ability of the combined entity to compete with large-scale developers; our ability to expand our agricultural activities in Brazil through our fund, and the long-term upside from our agricultural land operations; our focus on the balance sheet leading to greater stability of operating cash flows and safeguarding of our assets; our ability to raise private capital, including our expectations of availability; our ability to grow our asset management business and increase the level of base management fees, and our belief that our assets should become more appealing to investors over time; our expectation to expand our property, renewable power and infrastructure businesses and future cash flows with internal initiatives and new acquisitions; our expectation of a reduction in energy prices within our renewable power operations over the next few years; the potential growth in capital and fees over the next 10 years as reflected in our assessment of the value of our asset management franchise; our assumptions in valuing our tangible assets, including projected cash flows and discount rates; our unrecognized and deferred performance-based income in our asset management business; our expectation for having seven funds in the market over the next eighteen months for which we will be seeking more than $4 billion of third-party capital; our development activities, including wind facilities in Canada and the United States and hydro facilities in Brazil; our objective to lock in the current lower yield interest rate environment and extend term to match fund our long-life assets; our ability to complete highly promising investment opportunities; our targeted returns; our expectation on when our development hydroelectric facilities and wind facilities will be commissioned; the scheduled completion of City Square office development in Australia; our ability to maintain or increase our net rental income in the coming years; our expectation for office development in Manhattan; our expectation of continued growth in net operating income and lower interest rates over time to result in favourable total returns for BRREP; our belief that our utilities business allows for stable growth and margin expansion; our expectation of stable revenues and margins that should increase with inflation and operational improvements, and continued growth, in our regulated utilities business; our belief that our transport and energy businesses are well positioned to benefit from increases in commodity demand and the global movement of goods; our ability to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer-term horizon; our expectation that the receipt of performance-based income from our funds business will not result in any meaningful cash taxes; our assumption of growth in capital under management in our unlisted funds and managed listed issuers growing at a 10% growth rate over the next 10 years; our assumption of annualized gross margin of 150 basis points in our asset management operations, and our belief that we can add meaningfully to managed capital without a commensurate increase in expenses; future determination of our legal proceedings with AIG Financial Products; hedging of currency risks if we believe currency valuations are misaligned and to protect shorter term capital flows; our belief that

154    BROOKFIELD ASSET MANAGEMENT

our asset management activities and business franchise will contribute to additional cash flow growth and enhancement of existing and future business activities; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; the ability to continue to attract institutional investors to our funds; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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SUSTAINABLE DEVELOPMENT

At Brookfield, we understand that the actions we take to ensure the sustainability of our business can have a far reaching impact on the communities and environment in which our clients, employees and shareholders live. Management and the Board of Directors consider our corporate citizenship and social responsibilities in our business decisions to be a high priority and we strive for the highest standards in environmental, safety and economic performance throughout out operations.

We have over $120 billion of assets under management and more than a century of experience as business operators, and have developed expertise in areas such as energy and water conservation, recycling, wildlife preservation, timber harvesting and erosion control. We pursue innovative programs and systems that foster environmental responsibility across all of our operations. Reviewing and improving our sustainability practices is an ongoing priority at all levels of the organization.

We do not believe that sustainable development and the pursuit of shareholder value are mutually exclusive. In fact, in almost all of our businesses, they are very complementary.

Our $15 billion power portfolio represents one of the world’s largest collection of renewable power facilities, with 167 hydro stations and wind farms on two continents. In an average year, our plants generate enough clean power to supply 1.4 million homes. The same output from coal-fired generation would produce 15 million tons of CO2. Our ability to produce energy during peak periods, and conserve water during off-peak hours, meets an important social need, as we deliver clean power when demand is at its highest.

In addition to producing carbon-free clean power, we employ corporate responsibility and sustainability standards in our renewable power operations that include:

•	Environmental Management Systems modelled on the ISO 14001 Standard

•	Safe Work Management Systems aligned with the OHSAS 18001 Standard

•	Codes of Conduct on corporate and social responsibility for employees, contractors and consultants

•	Extensive independent audit programs

As one of the largest commercial property investors in the world, we are committed to continuous improvement of our environmental performance. Sustainability is a priority for our tenants, and as landlords, our goal is to exceed their expectations. We know that shrinking the environmental footprint in our buildings, and cutting back on energy, water and waste will have a positive effect on the financial performance of our assets. To assist our efforts and assess our progress, we commissioned an outside audit of sustainability initiatives within our portfolio of 18 Canadian office buildings last year, and found that in 2010, our recycling programs saved the equivalent of 191,000 trees, our water usage fell by an amount that would fill 120 Olympic sized pools, and we saved enough electricity to power 3,800 homes.

Within our 88 million-square foot global office portfolio, we currently have:

•	16 Leadership in Energy and Environmental (LEED) certifications

•	100% of our Canadian properties earned BOMA BESt (Building Environmental Standards) certification

•	80% of our U.S. properties achieved ENERGY STAR certification

In our $15 billion infrastructure division, we hold 2.3 million acres of timberland, one of the largest private holdings of forest land in North America. These trees offset greenhouse gas emissions by capturing and storing carbon dioxide, and are a truly renewable resource. In managing our timber portfolio, we focus on sustainable harvest levels, and meet both our own internal standards and regulations set down in more than 30 government statutes.

156    BROOKFIELD ASSET MANAGEMENT

Our timber practices meet or exceed measures set under the U.S. Sustainable Forestry Initiative (SFI 2005-2009 Standard), a code that balances the economic benefits of forest management with other forest values. The major principles in this program include:

•	Sustainable Forestry

•	Soil Preservation

•	Protection of Water Resources

•	Protection of Special Sites and Biological Diversity

Our goal is to be responsible stewards of our resources, and good citizens in all that we do. Brookfield is an active contributor in the communities where we conduct business. We are proud of the commitment we have made to corporate social responsibility. The initiatives we undertake and the investments we make in building our company are guided by our core set of values around sustainable development, as we create a culture and organization that can be successful today and in the future.

CORPORATE GOVERNANCE

Management and the Board of Directors are committed to working together to achieve strong and effective corporate governance. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators. We continue to review our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices.

Our Statement of Corporate Governance Practices is set out in full in the Management Information Circular prepared each year and distributed to shareholders who request it along with the Notice of our Annual Meeting. This Statement is also available on our web site, www.brookfield.com, at “About Brookfield / Corporate Governance.”

You can also access the following documents referred to in the Statement on our web site: our Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s three Standing Committees (Audit, Governance & Nominating and Management Resources & Compensation), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.

ANNUAL REPORT    157

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-363-2856
Web site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (toll free throughout North America)
Facsimile:	416-643-5501
Web site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of the company’s 2010 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual and Special Meeting of Shareholders

The company’s 2011 Annual and Special Meeting of Shareholders will be held at 10:30 a.m. on Wednesday, May 11, 2011 at the Auditorium, 300 Madison Avenue, New York, New York.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]

Series 2, 4, 10, 11, 12, 13, 17, 18, 21, 22, 24, 26 and 28	15th day of March, June, September and December	Last day of March, June, September and December

Series 8 and 14	Last day of each month	12th day of following month

Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors

158    BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Jack L. Cockwell

Group Chairman

Brookfield Asset Management Inc.

Marcel R. Coutu

President and Chief Executive Officer

Canadian Oil Sands Limited

The Hon. J. Trevor Eyton, O.C.

Corporate Director and former

Member of the Senate of Canada

J. Bruce Flatt

Chief Executive Officer

Brookfield Asset Management Inc.

James K. Gray, O.C.

Founder and former Chairman and CEO

Canadian Hunter Exploration Ltd.

Robert J. Harding, F.C.A.

Chairman, Brookfield Global

Infrastructure Advisory Board

Maureen Kempston Darkes, O.C., O.ONT.

Corporate Director, and former President

Latin America, Africa and Middle East

General Motors Corporation

David W. Kerr

Corporate Director

Lance Liebman

Director

American Law Institute

Philip B. Lind, C.M.

Vice-Chairman

Rogers Communications Inc.

G. Wallace F. McCain, O.C., C.C., O.N.B.

Chairman

Maple Leaf Foods Inc.

The Hon. Frank J. McKenna, P.C., O.C., O.N.B.

Chairman, Brookfield Asset

Management Inc. and Deputy Chair,

TD Bank Financial Group

Dr. Jack M. Mintz

Palmer Chair in Public Policy

University of Calgary

Youssef A. Nasr

Corporate Director and former Chairman

and CEO of HSBC Middle East Ltd. and

former President of HSBC Bank Brazil

James A. Pattison, O.C., O.B.C.

Chief Executive Officer

The Jim Pattison Group

George S .Taylor

Corporate Director

Details on Brookfield’s Directors are provided in the Management Information Circular and on Brookfield’s web site.

SENIOR MANAGING PARTNERS

Barry S. Blattman	Brian D. Lawson
Jeffrey M. Blidner	Richard J. Legault
Richard B. Clark	Luiz Ildefonso Lopes
J. Bruce Flatt	Cyrus Madon
Joseph S. Freedman	George E. Myhal
Harry A. Goldgut	Samuel J.B. Pollock
Brian W. Kingston

CORPORATE OFFICERS

J. Bruce Flatt

Chief Executive Officer

Brian D. Lawson

Chief Financial Officer

Jeffrey A. Haar

Corporate Secretary

Brookfield incorporates sustainable development practices within our corporation. This document was printed in Canada using vegetable-based inks on FSC certified stock.

ANNUAL REPORT    159

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES
New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 12, Al Attar Business Tower
200 Vesey Street, 10th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil
181 Bay Street, Box 762	United Kingdom	22290 - 160
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
F 416.365.9642		F 55 (21) 3527.7799

www.brookfield.com              NYSE: BAM     TSX: BAM.A     EURONEXT: BAMA